08044559

CULLEN/FROST BANKERS, INC.

YEAR 2007

ANNUAL REPORT

A TEXAS FINANCIAL SERVICES FAMILY

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

Received SEC
MAR 27 2008
Washington, DC 20549

Cullen/Frost Bankers, Inc.

(NYSE: CFR)

is a financial holding company, headquartered in San Antonio, with assets of $13.5 billion at December 31, 2007. The corporation provides a full range of commercial and consumer banking products, investment and brokerage services, insurance products and investment banking services. Through its Frost subsidiary, the corporation operates more than 100 financial centers across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. Founded in 1868, Frost is one of the largest banks headquartered in Texas, with a legacy of helping Texans with their financial needs during three centuries.

The Annual Meeting of Shareholders

APRIL 24, 2008

Frost National Bank / 100 West Houston Street / San Antonio, Texas

11 A.M. IN THE COMMANDERS ROOM

To Our Shareholders:

OUR STRONG RESULTS FOR THE YEAR 2007 AFFIRM OUR RELATIONSHIP-BASED strategy. During a year in which financial services companies across the U.S. announced staggering losses, Cullen/Frost delivered solid performance, resulting in another record year. In uncertain times, when people seek safety and quality, Frost is often that safe haven for both customers and investors. Over our 140 years as a Texas-based company, we have thrived by remaining true to the principles and standards that built this company, while delivering real value to our customers.

In navigating the current economic volatility, we continue to focus on our core businesses—banking, investments and insurance. Acquisitions we made in 2006 gave us a lift, helping us grow both loans and deposits, while strengthening our fee income business.

Cullen/Frost again attained record levels of profitability in 2007, reporting $212.1 million in annual earnings for the year, or $3.55 per diluted common share, an increase of 9.5 percent over year-end 2006 results. We saw double-digit growth in both loans and deposits, with the $7.8 billion in loans and $10.5 billion in deposits both all-time highs. Net interest income rose 10.6 percent to $518.7 million. Also contributing to our results was an 11.4 percent increase in non-interest income, to $268.2 million. It was especially good to see our net interest margin increase to 4.69 percent for the year—an accomplishment, in light of the Fed cutting interest rates by 100 basis points during the second half of 2007.

During our company's long history, success in a given year is never due to one single accomplishment. Rather, it is the result of an ongoing process in which our philosophy and values lead us to a business approach that, in turn, leads us to make good, strategic business decisions. This approach, when combined with outstanding execution, leads to our success.

Consistent with this process, we believe our success this year was partly the result of several strategic decisions made in the past, based on our relationship philosophy. In 2000 we withdrew from the residential mortgage business, which we believed had lost its relationship focus and become a commoditized business, with insufficient profitability. During that same time frame, and for the same reason, we also got out of the indirect lending business, primarily automobile loans through dealers. And more than 20 years ago, we sold our credit card portfolio, as this industry was controlled by a small number of large money-center banks and had become a business of scale.

These businesses are heavily weighted toward transactions, not relationships. We felt we could instead enhance value to our customers by developing deeper relationships and offering products with benefits that can make a difference in the lives of our customers.

Another strategic decision came early in the fourth quarter of 2007 when we purchased a seven-year $1.2 billion interest rate swap that moved us to a more interest-rate-neutral position, helping to mitigate the possible impact of interest rate volatility on our earnings. With this move, we hope to be judged on our performance in the things that matter to our customers, with less impact from the changes in interest rates.

To make sure our activities are aligned with our objectives, last year we identified six strategic priorities. I would like to share these with you and tell you a little about how we are working to meet them. Our employees have embraced them and are committed to keeping our company on course.

Financial Highlights

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2007	2006
NET INCOME	$ 212,071	$ 193,591
PER COMMON SHARE DATA		
Net Income – Basic	$ 3.60	$ 3.49
Net Income – Diluted	3.55	3.42
Cash Dividends	1.54	1.32
Book Value	25.18	23.01
PERFORMANCE RATIOS		
Return on Average Assets	1.63 %	1.67 %
Return on Average Equity	15.20	18.03
Net Interest Margin	4.69	4.67
Dividend Pay-out Ratio	42.83	37.91
YEAR-END BALANCE SHEET DATA		
Loans	$ 7,769,362	$ 7,373,384
Securities	3,427,050	3,350,455
Earning Assets	11,556,385	11,460,741
Total Assets	13,485,014	13,224,189
Non-interest-bearing Demand Deposits	3,597,903	3,699,701
Interest-bearing Deposits	6,931,770	6,688,208
Total Deposits	10,529,673	10,387,909
Long-term Debt and Other Borrowings	400,323	428,636
Shareholders' Equity	1,477,088	1,376,883

First, we will quickly address and identify underperforming markets. Throughout our Texas markets, if we see a market not performing as well as we'd like, we search for any underlying reasons and address them promptly with management-supported processes and priorities that help our employees succeed.

Second, we will expand and align our financial center network. Although we didn't make any bank acquisitions in 2007, we did open four new financial centers in our markets, two in Austin, one in San Antonio and our first in the city of Brownsville in our Rio Grande Valley region. We also relocated three locations to upgraded new facilities, all to better serve our customers in the growing Texas markets we serve.

Third is to provide and communicate attractive value propositions to our customers and prospects. Throughout our company, we work proactively to help customers experience the value and distinction of deep relationships. As much of the financial industry moves away from the relationship model to become more of a commodity, our relationship-based approach guides us in our business decisions and helps us provide insight and counsel that will make our customers' lives better.

Fourth, we will increase new customer relationships by effective prospecting. We began identifying top-tier business prospects, and our relationship managers are working through a list of 25,000-plus prospects that we believe are more likely to appreciate Frost's relationship way of doing business.

Fifth, team selling across product lines enables us to broaden and deepen customer relationships. Over the years, we have developed processes to help us execute this discipline. While we have focused on this discipline for several years, we have moved it to a different level. Only after analyzing what a customer truly needs do we suggest the resources, products and services that will make a difference to the customer's future. This team-selling discipline is a central factor in our growth.

Finally, we constantly work to improve our ability to attract, develop and retain the right people. Now more than ever, it is vital that we bring in outstanding people and help them succeed as a part of our Frost team.

As I mentioned earlier, we finished the year with $7.8 billion in loans, a solid 14.4 percent increase over the previous year. While some of this growth was the result of three acquisitions we made in 2006, our relationship managers also worked to raise loan numbers for the year. It is worth noting that commercial and industrial (C&I) loans represent almost half of the total loan portfolio, significantly higher than most other financial institutions. A high percentage of C&I loans reflects stronger and deeper customer relationships, including operating accounts and a line of credit as a source of operating capital to the business. This relationship advantage also applies in Frost's owner-occupied real estate loans, which represent more than half of our total commercial real estate (CRE) portfolio. At Frost, CRE loans represent 38 percent of total loans, a lower percentage, on average, than our peers. Why this matters is that we have relatively fewer transaction-based real estate loans and more owner-occupied and C&I loans that tend to fit well with our relationship approach and higher profitability model.

"ONLY AFTER ANALYZING WHAT A CUSTOMER TRULY NEEDS DO WE SUGGEST THE RESOURCES, PRODUCTS AND SERVICES THAT WILL MAKE A DIFFERENCE TO THE CUSTOMER'S FUTURE."

We have developed a sophisticated and strategic process of identifying companies that have steady growth patterns and strong management that we believe are likely to respond to the value of a long-term relationship with Frost. Through regular contact, we are finding success in helping these prospects understand our value proposition and moving their business to Frost when they are ready to make a change. Our Texas customers know we are here for the long term, supporting them and serving as strategic partners and advisors.

We are seeing great acceptance of our remote deposit capture product, which we launched in 2006, enabling commercial customers to deposit checks electronically from their office computer at any time, without the need to come into a Frost location. With increased traffic and gas prices, customers appreciate the convenience of this enhancement. During the third quarter, we extended the deadline for same-day deposits to two hours after our motor banks close. This allows customers to get same-day credit for deposits made up to 8:00 p.m. We now have more than 900 depositing locations using remote capture, with monthly totals deposited now regularly exceeding $1 billion. Remote capture gives us an opportunity to accept deposits from customers with locations outside of Texas, and we now receive deposits from 20 additional states.

Frost Leasing has seen good success through referrals from other business units at Frost. Our commercial leasing division now partners with major manufacturers of medical and dental equipment, as well as other heavy equipment, to provide competitive financing through Frost Leasing. We anticipate that this vendor finance program will not only produce higher leasing volumes but also provide another touch point in our team-selling efforts. This discipline has worked well in our aircraft leasing program, where we successfully expanded more than half of aircraft lease transactions during 2007 to full banking and investment relationships.

I was pleased to see average annual deposits increase 11.2 percent over 2006, to $10.2 billion. By maintaining a strong deposit base—34.5 percent of it in non-interest-bearing deposits—we are able to manage our cost of funds, a strategy that is central to our business model. As loans have grown, our loan-to-deposit ratio has also increased, to 73 percent, but this is still well below our peers. Our solid deposit base continues to give Frost an important funding advantage.

> "FROST HAS ONE OF THE HIGHEST RETENTION RATES IN THE INDUSTRY, AND WE ARE JUSTIFIABLY PROUD OF THIS."

Technology continues to be important, with plans to update our commercial loan platform. We are also committed to upgrading the technology that supports the sales and customer service functions in consumer banking. This investment in the future will help us take better care of our customers.

We constantly work to improve the reliability and security of our online banking service and web site, and to make it easier for our individual and business customers to use. To provide an extra level of security, we launched multi-factor authentication for consumers and small businesses in late 2006, and issued security tokens to larger companies with more complex treasury management needs.

During the year, we introduced a new online banking user interface to better organize the site and make it easier for customers to see account activity and make transactions. At the same time, we added efficiencies to improve response and performance. We look forward to adding new functionality in 2008 and are particularly excited about the launch of online banking in Spanish this year. Close to 60 percent of consumer customers and more than 40 percent of business customers now use online banking, a percentage that has grown steadily since we first launched our online banking platform a decade ago. Online banking continues to be an integral way many of our customers do business with us, and we are committed to continually innovating in this area.

Helping to fulfill our value propositions, in 2007, we repositioned our consumer checking products, enhancing them with new features and reducing costs of some services to make them more attractive. Even as we continue to see positive growth in the number of consumer checking accounts, we always keep an eye on retention ratios. Frost has one of the highest retention rates in the industry, and we are justifiably proud of this. At year-end, we also saw a 16 percent growth in our home equity products, while maintaining good asset quality.

As I mentioned earlier in this letter, we opened seven new financial centers in 2007, four new ones and three relocations. During the year, we opened the Stone Oak financial center in an area of San Antonio experiencing great growth and encompassing a large medical community. We opened two financial centers in the burgeoning Austin market, one in the 26 Doors center near the Seton Medical Center and one at Tech Ridge, in north Austin. During 2007, we opened a location in Brownsville, our first in this city. We also replaced several older locations with newer facilities. In San Antonio, we moved our Central Park location, which had been in an office building, into a free-standing financial center called Park North. In the Houston region, we relocated our NASA financial center to a new building. We also moved our Alamo financial center in the Rio Grande Valley region into a new, larger facility. This expansion reflects the strategic and analytical approach we take in selecting financial center locations by identifying areas with existing businesses and households, as well as growth potential.

Our commitment to accessibility reached a new level this year as we became the first financial institution in the nation to offer real-time American Sign Language (ASL) interpretation service to the deaf and hard-of-hearing community through a partnership with Deaf Link®. The program, which was initially offered in four locations in San Antonio, will expand to all Frost regions by the end of 2008. In these locations, videoconference equipment helps our employees connect to ASL interpreters at Deaf Link®, enabling us to communicate with deaf and hard-of-hearing customers in their language.

Non-interest income continues to represent approximately one-third of our total income, as we offer our customers a wide array of investment and custodial services, treasury management services and insurance products.

"PRIVATE TRUST, BROKERAGE AND INVESTMENT SERVICES, RETIREMENT SERVICES AND WEALTH MANAGEMENT SERVICES ALL PERFORMED EXTREMELY WELL FOR US THIS YEAR."

Our Financial Management Group continues to make a strong contribution to our bottom line, with managed and custodial trust assets growing to $24.8 billion by the end of the year. Private trust, brokerage and investment services, retirement services and wealth management services all performed extremely well for us this year. Our brokerage division had its best year ever, representing a 42.1 percent increase in fee income over 2006. Frost's team-selling approach has brought additional awareness to investment services, especially in times of economic uncertainty, as more people realize they may need help in managing their investments. Wealth management services now has offices in San Antonio and Dallas, providing comprehensive and integrated financial, investment, tax and estate planning advice for our highest-net-worth clients across the state. Fee income from wealth management services increased by nearly 77 percent over the previous year, with John Eadie and his team doing an outstanding job. John was again recognized by Worth magazine as one of the nation's top 100 wealth advisors, and we are proud of his accomplishments.

> "AMID THE VOLATILITY IN THE FINANCIAL MARKETS DURING 2007, WE HAD OUR BEST YEAR EVER."

Through our Capital Markets group, we continue to offer derivatives to hedge commodity prices or interest rate risks that a client may have. For example, we have been selling derivatives in commodities like natural gas and heating oil, where producers need to fix the price and limit risk.

Our insurance subsidiary has grown steadily, producing an 18 percent increase in revenue from new business over the previous year. Team selling efforts from trust, brokerage, and personal and commercial bankers accounted for 19 percent of new business and validated our approach. Insurance commissions for the year grew 8 percent. Late in the year, we acquired an independent employee benefits company, Prime Benefits, to complement our Austin region.

One subtle change you may have noticed this year, if you received mail from us or called us, is that we now call ourselves Frost, rather than Frost Bank, recognizing that we are more than a bank. We have been in the banking business since 1868, the investment and fiduciary business since 1919 and the insurance business since 1999, so it was time to reflect the breadth, and at the same time the simplicity, of who we are and what we do.

Amid the volatility in the financial markets during 2007, we had our best year ever. Customers and investors alike know that during times of economic uncertainty, the depth and reach of our experience can provide a measure of reassurance, and we have already seen some effects of this flight to quality. We learned important lessons from our experiences in other difficult times—including the Great Depression and the energy, real estate and banking crisis of the 1980s—that will help guide us through the current difficult economic times. That said, it is worth noting that the Texas economy continues to outpace that of the nation, with a job growth of 3 percent last year, double that of the rest of the country. Even in an environment of slowing economic growth, I wouldn't want to be anywhere else but Texas.

As always, our outstanding employees make our success possible. With their dedication, commitment and energy, they develop the needed processes and priorities, and then they help us succeed by executing well. They know, as I do, that the most important thing we do for our customers and our shareholders every day is to add value, and I thank them.

I want to also express my appreciation to our directors, who provide me with a valuable, independent point of view all through the year. And my thanks also go to you, our shareholders, for your confidence and belief in our company. We will continue to work hard to earn and maintain your trust.

SINCERELY,



DICK EVANS

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Board of Directors

of Cullen/Frost Bankers, Inc. and The Frost National Bank

R. Denny Alexander
Owner
R. Denny Alexander & Company

Carlos Alvarez
Chairman, President and CEO
The Gambrinus Company

Royce S. Caldwell[1,2]
Retired
AT&T Inc.

Crawford H. Edwards
President
Cassco Land Company

Ruben M. Escobedo[3]
Certified Public Accountant

Dick Evans[4]
Chairman and Chief Executive Officer
Cullen/Frost Bankers, Inc.

Pat Frost
President
Frost Bank

Tom Frost
Senior Chairman
Cullen/Frost Bankers, Inc.

Karen E. Jennings
Retired
AT&T Inc.

Richard M. Kleberg, III
Investments

Robert S. McClane
President
McClane Partners, LLC

Ida Clement Steen[5]
Investments

Horace Wilkins, Jr.[6]
Retired
AT&T Inc.

Senior Officers

Tom Frost
Senior Chairman

Dick Evans
Chairman and
Chief Executive Officer

Dave Beck
President
Chief Business Banking Officer

Bobby Berman
Group Executive Vice President
E-Commerce Operations, Data Warehouse,
Research and Strategy

Paul Bracher
President
State Regions

Pat Frost
President
Frost Bank

Phillip D. Green
Group Executive Vice President
and Chief Financial Officer

Richard Kardys
Group Executive Vice President
Financial Management Group

Stan McCormick
Executive Vice President
Corporate Counsel and
Corporate Secretary

Paul Olivier
Group Executive Vice President
and Chief Consumer Banking Officer

Bill Perotti
Group Executive Vice President
Chief Credit Officer
and Chief Risk Officer

Emily Skillman
Group Executive Vice President
Human Resources

1. Chair, Compensation & Benefits Committee — 2. Chair, Corporate Governance & Nominating Committee — 3. Chair, Audit Committee
4. Chair, Strategic Planning Committee — 5. Chair, Trust Committee (Frost Bank) — 6. Chair, Directors Risk/CRA Committee (Frost Bank)

Cullen/Frost Bankers, Inc.

A Texas Financial Services Family

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Mail Processing Section

Washington, DC

Commission file number: 001-13221

CULLEN/FROST BANKERS, INC.

(Exact name of registrant as specified in its charter)

Texas	**74-1751768**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
100 W. Houston Street, San Antonio, Texas	**78205**
(Address of principal executive offices)	(Zip code)

(210) 220-4011

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value, and attached Stock Purchase Rights	**The New York Stock Exchange, Inc.**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

As of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by non-affiliates, based upon the closing price per share of the registrant's common stock as reported on The New York Stock Exchange, Inc., was approximately $3.0 billion.

As of January 24, 2008, there were 58,696,530 shares of the registrant's common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Shareholders of Cullen/Frost Bankers, Inc. to be held on April 24, 2008 are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

CULLEN/FROST BANKERS, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements and Factors that Could Affect Future Results" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

The Corporation

Cullen/Frost Bankers, Inc. ("Cullen/Frost"), a Texas business corporation incorporated in 1977, is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries (collectively referred to as the "Corporation"), a broad array of products and services throughout numerous Texas markets. The Corporation offers commercial and consumer banking services, as well as trust and investment management, investment banking, insurance, brokerage, leasing, asset-based lending, treasury management and item processing services. At December 31, 2007, Cullen/Frost had consolidated total assets of $13.5 billion and was one of the largest independent bank holding companies headquartered in the State of Texas.

The Corporation's philosophy is to grow and prosper, building long-term relationships based on top quality service, high ethical standards, and safe, sound assets. The Corporation operates as a locally oriented, community-based financial services organization, augmented by experienced, centralized support in select critical areas. The Corporation's local market orientation is reflected in its regional management and regional advisory boards, which are comprised of local business persons, professionals and other community representatives, that assist the Corporation's regional management in responding to local banking needs. Despite this local market, community-based focus, the Corporation offers many of the products available at much larger money-center financial institutions.

The Corporation serves a wide variety of industries including, among others, energy, manufacturing, services, construction, retail, telecommunications, healthcare, military and transportation. The Corporation's customer base is similarly diverse. The Corporation is not dependent upon any single industry or customer.

The Corporation's operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. The Corporation seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. During 2007, the Corporation acquired Prime Benefits, Inc. (Austin market area), an independent insurance agency that specializes in providing employee benefits to businesses. During 2006, the Corporation acquired Texas Community Bancshares, Inc. (Dallas market area), Alamo Corporation of Texas (Rio Grande Valley market area) and Summit Bancshares, Inc. (Ft. Worth market area). During 2005, the Corporation acquired Horizon Capital Bank (Houston market area). Details of these transactions are presented in Note 2 — Mergers and Acquisitions in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which is located elsewhere in this report.

Although Cullen/Frost is a corporate entity, legally separate and distinct from its affiliates, bank holding companies such as Cullen/Frost are generally required to act as a source of financial strength for their subsidiary banks. The principal source of Cullen/Frost's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which these subsidiaries can pay dividends or otherwise supply funds to Cullen/Frost. See the section captioned "Supervision and Regulation" for further discussion of these matters.

Cullen/Frost's executive offices are located at 100 W. Houston Street, San Antonio, Texas 78205, and its telephone number is (210) 220-4011.

Subsidiaries of Cullen/Frost

The New Galveston Company

Incorporated under the laws of Delaware, The New Galveston Company is a wholly owned second-tier financial holding company and bank holding company, which directly owns all of Cullen/Frost's banking and non-banking subsidiaries with the exception of Cullen/Frost Capital Trust II, Alamo Corporation of Texas Trust I and Summit Bancshares Statutory Trust I.

Cullen/Frost Capital Trust II, Alamo Corporation of Texas Trust I and Summit Bancshares Statutory Trust I

Cullen/Frost Capital Trust II ("Trust II") is a Delaware statutory business trust formed in 2004 for the purpose of issuing $120.0 million in trust preferred securities and lending the proceeds to Cullen/Frost. Alamo Corporation of Texas Trust I ("Alamo Trust") is a Delaware statutory trust formed in 2002 for the purpose of issuing $3.0 million in trust preferred securities. Cullen/Frost acquired Alamo Trust through the acquisition of Alamo Corporation of Texas on February 28, 2006. Summit Bancshares Statutory Trust I ("Summit Trust") is a Delaware statutory trust formed in 2004 for the purpose of issuing $12.0 million in trust preferred securities. Summit Trust was acquired by Cullen/Frost through the acquisition of Summit Bancshares on December 8, 2006. Cullen/Frost guarantees, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities.

Trust II, Alamo Trust and Summit Trust (collectively referred to as the "Capital Trusts") are variable interest entities (VIEs) for which the Corporation is not the primary beneficiary, as defined in Financial Accounting Standards Board Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)." In accordance with FIN 46R, the accounts of the Capital Trusts are not included in the Corporation's consolidated financial statements. See the Corporation's accounting policy related to consolidation in Note 1 — Summary of Significant Accounting Policies in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which is located elsewhere in this report.

Despite the fact that the accounts of the Capital Trusts are not included in the Corporation's consolidated financial statements, the $135.0 million in trust preferred securities issued by these subsidiary trusts are included in the Tier 1 capital of Cullen/Frost for regulatory capital purposes as allowed by the Federal Reserve Board. In February 2005, the Federal Reserve Board issued a final rule that allows the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies. The Board's final rule limits the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Large, internationally active bank holding companies (as defined) are subject to a 15% limitation. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The final rule provides a five-year transition period, ending March 31, 2009, for application of the quantitative limits. The Corporation does not expect that the quantitative limits will preclude it from including the $135.0 million in trust preferred securities in Tier 1 capital. However, the trust preferred securities could be redeemed without penalty if they were no longer permitted to be included in Tier 1 capital.

On January 7, 2008, the Corporation redeemed $3.1 million of floating rate (three-month LIBOR plus a margin of 3.30%) junior subordinated deferrable interest debentures, due January 7, 2033, held of record by Alamo Trust. Concurrently, the $3.0 million of floating rate (three-month LIBOR plus a margin of 3.30%) trust preferred securities issued by Alamo Trust were also redeemed. On February 21, 2007, the Corporation redeemed $103.1 million of 8.42% junior subordinated deferrable interest debentures, Series A due February 1, 2027, held of record by Cullen/Frost Capital Trust I, a prior Delaware statutory business trust wholly-owned by the Corporation. As a result of the redemption, the Corporation incurred $5.3 million in expense during the first quarter of 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs.

Concurrently, the $100 million of 8.42% trust preferred securities issued by Cullen/Frost Capital Trust I were also redeemed. See Note 9 — Borrowed Funds and Note 12 — Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which is located elsewhere in this report.

The Frost National Bank

The Frost National Bank ("Frost Bank") is primarily engaged in the business of commercial and consumer banking through more than 100 financial centers across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. Frost Bank was chartered as a national banking association in 1899, but its origin can be traced to a mercantile partnership organized in 1868. At December 31, 2007, Frost Bank had consolidated total assets of $13.5 billion and total deposits of $10.5 billion and was one of the largest commercial banks headquartered in the State of Texas.

Significant services offered by Frost Bank include:

- *Commercial Banking.* Frost Bank provides commercial banking services to corporations and other business clients. Loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties and to a lesser extent, financing for interim construction related to industrial and commercial properties, financing for equipment, inventories and accounts receivable, and acquisition financing, as well as commercial leasing and treasury management services.

- *Consumer Services.* Frost Bank provides a full range of consumer banking services, including checking accounts, savings programs, automated teller machines, overdraft facilities, installment and real estate loans, home equity loans and lines of credit, drive-in and night deposit services, safe deposit facilities, and brokerage services.

- *International Banking.* Frost Bank provides international banking services to customers residing in or dealing with businesses located in Mexico. These services consist of accepting deposits (generally only in U.S. dollars), making loans (in U.S. dollars only), issuing letters of credit, handling foreign collections, transmitting funds, and to a limited extent, dealing in foreign exchange.

- *Correspondent Banking.* Frost Bank acts as correspondent for approximately 300 financial institutions, which are primarily banks in Texas. These banks maintain deposits with Frost Bank, which offers them a full range of services including check clearing, transfer of funds, fixed income security services, and securities custody and clearance services.

- *Trust Services.* Frost Bank provides a wide range of trust, investment, agency and custodial services for individual and corporate clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans and charitable foundations. At December 31, 2007, the estimated fair value of trust assets was $24.8 billion, including managed assets of $10.5 billion and custody assets of $14.3 billion.

- *Capital Markets — Fixed-Income Services.* Frost Bank's Capital Markets Division was formed to meet the transaction needs of fixed-income institutional investors. Services include sales and trading, new issue underwriting, money market trading, and securities safekeeping and clearance.

Frost Insurance Agency, Inc.

Frost Insurance Agency, Inc. is a wholly owned subsidiary of Frost Bank that provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty insurance products, as well as group health and life insurance products.

Frost Brokerage Services, Inc.

Frost Brokerage Services, Inc. ("FBS") is a wholly owned subsidiary of Frost Bank that provides brokerage services and performs other transactions or operations related to the sale and purchase of securities of all types. FBS is registered as a fully disclosed introducing broker-dealer under the Securities Exchange Act of 1934 and, as such, does not hold any customer accounts.

Frost Premium Finance Corporation

Frost Premium Finance Corporation is a wholly owned subsidiary of Frost Bank that makes loans to qualified borrowers for the purpose of financing their purchase of property and casualty insurance.

Frost Securities, Inc.

Frost Securities, Inc. is a wholly owned subsidiary that provides advisory and private equity services to middle market companies in Texas.

Main Plaza Corporation

Main Plaza Corporation is a wholly owned non-banking subsidiary that occasionally makes loans to qualified borrowers. Loans are funded with current cash or borrowings against internal credit lines.

Daltex General Agency, Inc.

Daltex General Agency, Inc. is a wholly owned non-banking subsidiary that operates as a managing general insurance agency providing insurance on certain auto loans financed by Frost Bank.

Other Subsidiaries

Cullen/Frost has various other subsidiaries that are not significant to the consolidated entity.

Operating Segments

Cullen/Frost's operations are managed along two reportable operating segments consisting of Banking and the Financial Management Group. See the sections captioned "Results of Segment Operations" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 19 — Operating Segments in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

Competition

There is significant competition among commercial banks in the Corporation's market areas. As a result of the deregulation of the financial services industry (see the discussion of the Gramm-Leach-Bliley Financial Modernization Act of 1999 in the section of this item captioned "Supervision and Regulation"), the Corporation also competes with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, insurance agencies, commercial finance and leasing companies, full service brokerage firms and discount brokerage firms. Some of the Corporation's competitors have greater resources and, as such, may have higher lending limits and may offer other services that are not provided by the Corporation. The Corporation generally competes on the basis of customer service and responsiveness to customer needs, available loan and deposit products, the rates of interest charged on loans, the rates of interest paid for funds, and the availability and pricing of trust, brokerage and insurance services.

Supervision and Regulation

Cullen/Frost, Frost Bank and many of its non-banking subsidiaries are subject to extensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders.

Set forth below is a description of the significant elements of the laws and regulations applicable to Cullen/Frost and its subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost and its subsidiaries could have a material effect on the business of the Corporation.

Regulatory Agencies

Cullen/Frost is a legal entity separate and distinct from Frost Bank and its other subsidiaries. As a financial holding company and a bank holding company, Cullen/Frost is regulated under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is subject to inspection, examination and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Cullen/Frost is also under the jurisdiction of the Securities and Exchange Commission ("SEC") and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Cullen/Frost is listed on the New York Stock Exchange ("NYSE") under the trading symbol "CFR," and is subject to the rules of the NYSE for listed companies.

Frost Bank is organized as a national banking association under the National Bank Act. It is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC").

Many of the Corporation's non-bank subsidiaries also are subject to regulation by the Federal Reserve Board and other federal and state agencies. Frost Securities, Inc. and Frost Brokerage Services, Inc. are regulated by the SEC, the Financial Industry Regulatory Authority ("FINRA") and state securities regulators. The Corporation's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other non-bank subsidiaries are subject to both federal and state laws and regulations.

Bank Holding Company Activities

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. As a result of the Gramm-Leach-Bliley Financial Modernization Act of 1999 ("GLB Act"), which amended the BHC Act, bank holding companies that are financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the OCC) or (ii) complementary to a financial activity, and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments.

If a bank holding company seeks to engage in the broader range of activities that are permitted under the BHC Act for financial holding companies, (i) all of its depository institution subsidiaries must be "well capitalized" and "well managed" and (ii) it must file a declaration with the Federal Reserve Board that it elects to be a "financial holding company." A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the section captioned "Capital Adequacy and Prompt Corrective Action," included elsewhere in this item. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. Cullen/Frost's declaration to become a financial holding company was declared effective by the Federal Reserve Board on March 11, 2000.

In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act. See the section captioned "Community Reinvestment Act" included elsewhere in this item.

The BHC Act generally limits acquisitions by bank holding companies that are not qualified as financial holding companies to commercial banks and companies engaged in activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. Financial holding companies like Cullen/Frost are also permitted to acquire companies engaged in activities that are financial in nature and in activities that are incidental and complementary to financial activities without prior Federal Reserve Board approval.

The BHC Act, the Federal Bank Merger Act, the Texas Banking Code and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Federal Bank Merger Act, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the applicant's performance record under the Community Reinvestment Act (see the section captioned "Community Reinvestment Act" included elsewhere in this item) and fair housing laws and the effectiveness of the subject organizations in combating money laundering activities.

Dividends

The principal source of Cullen/Frost's cash revenues is dividends from Frost Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year would exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. Under the foregoing dividend restrictions, and without adversely affecting its "well capitalized" status, Frost Bank could pay aggregate dividends of approximately $189.2 million to Cullen/Frost, without obtaining affirmative governmental approvals, at December 31, 2007. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

In addition, Cullen/Frost and Frost Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

Borrowings

There are various restrictions on the ability of Cullen/Frost and its non-bank subsidiaries to borrow from, and engage in certain other transactions with, Frost Bank. In general, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of Cullen/Frost or its non-bank subsidiaries, to 10% of Frost Bank's capital stock and surplus, and, as to Cullen/Frost and all such non-bank subsidiaries in the aggregate, to 20% of Frost Bank's capital stock and surplus.

Federal law also provides that extensions of credit and other transactions between Frost Bank and Cullen/Frost or one of its non-bank subsidiaries must be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to Frost Bank as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered to, or would apply to, non-affiliated companies.

Source of Strength Doctrine

Federal Reserve Board policy requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this policy, Cullen/Frost is expected to commit resources to support Frost Bank, including at times when Cullen/Frost may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. The BHC Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

In addition, under the National Bank Act, if the capital stock of Frost Bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon Cullen/Frost. If the assessment is not paid within three months, the OCC could order a sale of the Frost Bank stock held by Cullen/Frost to make good the deficiency.

Capital Adequacy and Prompt Corrective Action

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Federal Reserve Board, the OCC and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. The guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments. Under the guidelines, banking organizations are required to maintain minimum ratios for Tier 1 capital and total capital to risk-weighted assets (including certain off-balance sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization's assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers, depending on type:

- *Core Capital (Tier 1).* Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual stock at the holding company level, minority interests in equity accounts of consolidated subsidiaries, qualifying trust preferred securities, less goodwill, most intangible assets and certain other assets.
- *Supplementary Capital (Tier 2).* Tier 2 capital includes, among other things, perpetual preferred stock and trust preferred securities not meeting the Tier 1 definition, qualifying mandatory convertible debt securities, qualifying subordinated debt, and allowances for possible loan and lease losses, subject to limitations.
- *Market Risk Capital (Tier 3).* Tier 3 capital includes qualifying unsecured subordinated debt.

Cullen/Frost, like other bank holding companies, currently is required to maintain Tier 1 capital and "total capital" (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4.0% and 8.0%, respectively, of its total risk-weighted assets (including various off-balance-sheet items, such as letters of credit). Frost Bank, like other depository institutions, is required to maintain similar capital levels under capital adequacy guidelines. For a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.0% and 10.0% on a risk-adjusted basis, respectively.

Bank holding companies and banks subject to the market risk capital guidelines are required to incorporate market and interest rate risk components into their risk-based capital standards. Under the market risk capital guidelines, capital is allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). The requirements necessitate a minimum leverage ratio of 3.0% for financial holding companies and national banks that either have the highest supervisory rating or have implemented the appropriate federal regulatory authority's risk-adjusted measure for market risk. All other financial holding companies and national banks are required to maintain a minimum leverage ratio of 4.0%, unless a different minimum is specified by an appropriate regulatory authority. For a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%. The Federal Reserve Board has not advised Cullen/Frost, and the OCC has not advised Frost Bank, of any specific minimum leverage ratio applicable to it.

The Federal Deposit Insurance Act, as amended ("FDIA"), requires among other things, the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total capital ratio, the Tier 1 capital ratio and the leverage ratio.

Under the regulations adopted by the federal regulatory authorities, a bank will be: (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. Cullen/Frost believes that, as of December 31, 2007, its bank subsidiary, Frost Bank, was "well capitalized," based on the ratios and guidelines described above. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

For information regarding the capital ratios and leverage ratio of Cullen/Frost and Frost Bank see the discussion under the section captioned "Capital and Liquidity" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 12 — Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, elsewhere in this report.

The federal regulatory authorities' risk-based capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the "BIS"). The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2004, the BIS published a new capital accord to replace its 1988 capital accord ("BIS II"). BIS II provides two approaches for setting capital standards for credit risk — an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines. BIS II also would set capital requirements for operational risk and refine the existing capital requirements for market risk exposures.

The U.S. banking and thrift agencies are developing proposed revisions to their existing capital adequacy regulations and standards based on BIS II. In November 2007, the agencies adopted a definitive final rule for implementing BIS II in the United States that would apply only to internationally active banking organizations, or "core banks" — defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more. The final rule will be effective as of April 1, 2008. Other U.S. banking organizations may elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they will not be required to apply them. The rule also allows a banking organization's primary federal supervisor to determine that the application of the rule would not be appropriate in light of the bank's asset size, level of complexity, risk profile, or scope of operations. This new proposal, which is intended to be finalized before the core banks may start their first transition period year under BIS II, will replace the agencies' earlier proposed amendments to existing risk-based capital guidelines to make them more risk sensitive (formerly referred to as the "BIS I-A" approach).

The Corporation is not required to comply with BIS II. The Corporation has not made a determination as to whether it will elect to apply the BIS II requirements when they become effective.

Deposit Insurance

Substantially all of the deposits of Frost Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating ("CAMELS rating"). As of January 1, 2007, the previous nine risk categories utilized in the risk matrix were condensed into four risk categories which continue to be distinguished by capital levels and supervisory ratings. For large, Risk Category 1 institutions (generally those with assets in excess of $10 billion) that have long-term debt issuer ratings, including Frost Bank, assessment rates are determined from weighted-average CAMELS component ratings and long-term debt issuer ratings. The minimum annualized assessment rate for large institutions is 5 basis points per $100 of deposits and the maximum annualized assessment rate is 7 basis points per $100 of deposits. Quarterly assessment rates for large institutions in Risk Category 1 may vary within this range depending upon changes in CAMELS component ratings and long-term debt issuer ratings.

Frost Bank was not required to pay any deposit insurance assessments in 2007. Under the Federal Deposit Insurance Reform Act of 2005, which became law in 2006, Frost Bank received a one-time assessment credit of $8.2 million that can be applied against future premiums, subject to certain limitations. This credit was utilized to offset $4.2 million of assessments during 2007. As of December 31, 2007, approximately $4.0 million of the credit remained available to offset future deposit insurance assessments. The Corporation expects this credit to be available to offset assessments through the second quarter of 2008. This credit is not available to offset Financing Corporation ("FICO") assessments. Frost Bank paid $1.2 million in FICO assessments during 2007 related to outstanding FICO bonds to the FDIC as collection agent. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987 whose sole purpose was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Liability of Commonly Controlled Institutions

FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of an FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to an FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering approval of a proposed transaction.

Financial Privacy

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as Cullen/Frost's bank and broker-dealer subsidiaries. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Legislative Initiatives

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Corporation in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Corporation cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Corporation. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost or any of its subsidiaries could have a material effect on the business of the Corporation.

Employees

At December 31, 2007, the Corporation employed 3,781 full-time equivalent employees. None of the Corporation's employees are represented by collective bargaining agreements. The Corporation believes its employee relations to be good.

Executive Officers of the Registrant

The names, ages as of December 31, 2007, recent business experience and positions or offices held by each of the executive officers of Cullen/Frost are as follows:

Name and Position Held	Age	Recent Business Experience
T.C. Frost Senior Chairman of the Board and Director	80	Officer and Director of Frost Bank since 1950. Chairman of the Board of Cullen/Frost from 1973 to October 1995. Chief Executive Officer of Cullen/Frost from July 1977 to October 1997. Senior Chairman of Cullen/Frost from October 1995 to present.
Richard W. Evans, Jr. Chairman of the Board, Chief Executive Officer and Director	61	Officer of Frost Bank since 1973. Chairman of the Board and Chief Executive Officer of Cullen/Frost from October 1997 to present.
Patrick B. Frost President of Frost Bank and Director	47	Officer of Frost Bank since 1985. President of Frost Bank from August 1993 to present. Director of Cullen/Frost from May 1997 to present.
Phillip D. Green Group Executive Vice President, Chief Financial Officer	53	Officer of Frost Bank since July 1980. Group Executive Vice President, Chief Financial Officer of Cullen/Frost from October 1995 to present.
David W. Beck President, Chief Business Banking Officer of Frost Bank	57	Officer of Frost Bank since July 1973. President, Chief Business Banking Officer of Frost Bank from February 2001 to present.

Name and Position Held	Age	Recent Business Experience
Robert A. Berman Group Executive Vice President, Internet Financial Services of Frost Bank	45	Officer of Frost Bank since January 1989. Group Executive Vice President, Internet Financial Services of Frost Bank from May 2001 to present.
Paul H. Bracher President, State Regions of Frost Bank	51	Officer of Frost Bank since January 1982. President, State Regions of Frost Bank from February 2001 to present.
Richard Kardys Group Executive Vice President, Executive Trust Officer of Frost Bank	61	Officer of Frost Bank since January 1977. Group Executive Vice President, Executive Trust Officer of Frost Bank from May 2001 to present.
Paul J. Olivier Group Executive Vice President, Consumer Banking of Frost Bank	55	Officer of Frost Bank since August 1976. Group Executive Vice President, Consumer Banking of Frost Bank from May 2001 to present.
William L. Perotti Group Executive Vice President, Chief Credit Officer and Chief Risk Officer of Frost Bank	50	Officer of Frost Bank since December 1982. Group Executive Vice President, Chief Credit Officer of Frost Bank from May 2001 to present. Chief Risk Officer of Frost Bank from April 2005 to present.
Emily A. Skillman Group Executive Vice President, Human Resources of Frost Bank	63	Officer of Frost Bank since January 1998. Senior Vice President, Human Resources of Frost Bank from July 2000 to October 2003. Group Executive Vice President, Human Resources of Frost Bank from October 2003 to present.

There are no arrangements or understandings between any executive officer of Cullen/Frost and any other person pursuant to which such executive officer was or is to be selected as an officer.

Available Information

Under the Securities Exchange Act of 1934, Cullen/Frost is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document Cullen/Frost files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Cullen/Frost files electronically with the SEC.

Cullen/Frost makes available, free of charge through its website, its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Additionally, the Corporation has adopted and posted on its website a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. The Corporation's website also includes its corporate governance guidelines and the charters for its audit committee, its compensation and benefits committee, and its corporate governance and nominating committee. The address for the Corporation's website is http://www.frostbank.com. The Corporation will provide a printed copy of any of the aforementioned documents to any requesting shareholder.

ITEM 1A. RISK FACTORS

An investment in the Corporation's common stock is subject to risks inherent to the Corporation's business. The material risks and uncertainties that management believes affect the Corporation are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Corporation's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Corporation's financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of the Corporation's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related To The Corporation's Business

The Corporation Is Subject To Interest Rate Risk

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies, including the use of derivatives as hedging instruments, to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Net Interest Income" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to the Corporation's management of interest rate risk.

The Corporation Is Subject To Lending Risk

There are inherent risks associated with the Corporation's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Corporation operates as well as those across the State of Texas and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Corporation is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Corporation to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Corporation.

As of December 31, 2007, approximately 81% of the Corporation's loan portfolio consisted of commercial and industrial, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Loans" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to commercial and industrial, construction and commercial real estate loans.

The Corporation's Allowance For Possible Loan Losses May Be Insufficient

The Corporation maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires the Corporation to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Corporation's control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review the Corporation's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, the Corporation will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for possible loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Allowance for Possible Loan Losses" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to the Corporation's process for determining the appropriate level of the allowance for possible loan losses.

The Corporation Is Subject To Environmental Liability Risk Associated With Lending Activities

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Although the Corporation has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's Profitability Depends Significantly On Economic Conditions In The State Of Texas

The Corporation's success depends primarily on the general economic conditions of the State of Texas and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers across Texas through financial centers in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and

San Antonio regions. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Operates In A Highly Competitive Industry and Market Area

The Corporation faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the various markets the Corporation operates. Additionally, various out-of-state banks have entered or have announced plans to enter the market areas in which the Corporation currently operates. The Corporation also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of the Corporation's competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than the Corporation can.

The Corporation's ability to compete successfully depends on a number of factors, including, among other things:

- The ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets.
- The ability to expand the Corporation's market position.
- The scope, relevance and pricing of products and services offered to meet customer needs and demands.
- The rate at which the Corporation introduces new products and services relative to its competitors.
- Customer satisfaction with the Corporation's level of service.
- Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken the Corporation's competitive position, which could adversely affect the Corporation's growth and profitability, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Is Subject To Extensive Government Regulation and Supervision

The Corporation, primarily through Cullen/Frost, Frost Bank and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations. While the Corporation has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See the section captioned "Supervision and Regulation" in Item 1. Business and Note 12 — Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

The Corporation's Controls and Procedures May Fail or Be Circumvented

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

New Lines of Business or New Products and Services May Subject The Corporation to Additional Risks

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Cullen/Frost Relies On Dividends From Its Subsidiaries For Most Of Its Revenue

Cullen/Frost is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the Corporation's common stock and interest and principal on Cullen/Frost's debt. Various federal and/or state laws and regulations limit the amount of dividends that Frost Bank and certain non-bank subsidiaries may pay to Cullen/Frost. Also, Cullen/Frost's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Frost Bank is unable to pay dividends to Cullen/Frost, Cullen/Frost may not be able to service debt, pay obligations or pay dividends on the Corporation's common stock. The inability to receive dividends from Frost Bank could have a material adverse effect on the Corporation's business, financial condition and results of operations. See the section captioned "Supervision and Regulation" in Item 1. Business and Note 12 — Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

Potential Acquisitions May Disrupt the Corporation's Business and Dilute Stockholder Value

The Corporation seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company.

- Exposure to potential asset quality issues of the target company.
- Difficulty and expense of integrating the operations and personnel of the target company.
- Potential disruption to the Corporation's business.
- Potential diversion of the Corporation's management's time and attention.
- The possible loss of key employees and customers of the target company.
- Difficulty in estimating the value of the target company.
- Potential changes in banking or tax laws or regulations that may affect the target company.

The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on the Corporation's financial condition and results of operations.

During 2007, the Corporation acquired Prime Benefits, Inc. (Austin market area). During 2006, the Corporation acquired Texas Community Bancshares, Inc. (Dallas market area), Alamo Corporation of Texas (Rio Grande Valley market area) and Summit Bancshares, Inc. (Fort Worth market area). During 2005, the Corporation acquired Horizon Capital Bank (Houston market area). Details of these transactions are presented in Note 2 — Mergers and Acquisitions in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which is located elsewhere in this report.

The Corporation May Not Be Able To Attract and Retain Skilled People

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Corporation's key personnel could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The Corporation does not currently have employment agreements or non-competition agreements with any of its senior officers.

The Corporation's Information Systems May Experience An Interruption Or Breach In Security

The Corporation relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Corporation's customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage the Corporation's reputation, result in a loss of customer business, subject the Corporation to additional regulatory scrutiny, or expose the Corporation to civil litigation and possible financial liability, any of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Continually Encounters Technological Change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation Is Subject To Claims and Litigation Pertaining To Fiduciary Responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe Weather, Natural Disasters, Acts Of War Or Terrorism and Other External Events Could Significantly Impact The Corporation's Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. Such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Corporation to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's Stock Price Can Be Volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Corporation and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Corporation's stock price to decrease regardless of operating results.

The Trading Volume In The Corporation's Common Stock Is Less Than That Of Other Larger Financial Services Companies

Although the Corporation's common stock is listed for trading on the New York Stock Exchange (NYSE), the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

An Investment In The Corporation's Common Stock Is Not An Insured Deposit

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you could lose some or all of your investment.

The Corporation's Articles Of Incorporation, By-Laws and Shareholders Rights Plan As Well As Certain Banking Laws May Have An Anti-Takeover Effect

Provisions of the Corporation's articles of incorporation and by-laws, federal banking laws, including regulatory approval requirements, and the Corporation's stock purchase rights plan could make it more difficult for a third party to acquire the Corporation, even if doing so would be perceived to be beneficial to the Corporation's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Corporation's common stock.

Risks Associated With The Corporation's Industry

The Earnings Of Financial Services Companies Are Significantly Affected By General Business And Economic Conditions

The Corporation's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Corporation operates, all of which are beyond the Corporation's control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Corporation's products and services, among other things, any of which could have a material adverse impact on the Corporation's financial condition and results of operations.

Financial Services Companies Depend On The Accuracy And Completeness Of Information About Customers And Counterparties

In deciding whether to extend credit or enter into other transactions, the Corporation may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Corporation may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

Consumers May Decide Not To Use Banks To Complete Their Financial Transactions

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Corporation's financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The Corporation's headquarters are located in downtown San Antonio, Texas. These facilities, which are owned by the Corporation, house the Corporation's executive and primary administrative offices, as well as the principal banking headquarters of Frost Bank. The Corporation also owns or leases other facilities within its primary market areas in the regions of Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio. The Corporation considers its properties to be suitable and adequate for its present needs.

ITEM 3. LEGAL PROCEEDINGS

The Corporation is subject to various claims and legal actions that have arisen in the normal course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Corporation's financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Corporation's common stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "CFR". The tables below set forth for each quarter of 2007 and 2006 the high and low intra-day sales prices per share of Cullen/Frost's common stock as reported by the NYSE and the cash dividends declared per share.

	2007		2006	
Sales Price Per Share	**High**	**Low**	**High**	**Low**
First quarter	$57.05	$51.24	$55.88	$52.34
Second quarter	54.18	50.49	58.49	52.04
Third quarter	55.00	48.34	59.55	54.48
Fourth quarter	54.00	47.55	58.67	53.09

Cash Dividends Per Share	**2007**	**2006**
First quarter	$0.34	$0.30
Second quarter	0.40	0.34
Third quarter	0.40	0.34
Fourth quarter	0.40	0.34
Total	$1.54	$1.32

As of December 31, 2007, there were 58,662,130 shares of the Corporation's common stock outstanding held by 1,804 holders of record. The closing price per share of common stock on December 31, 2007, the last trading day of the Corporation's fiscal year, was $50.66.

The Corporation's management is currently committed to continuing to pay regular cash dividends; however, there can be no assurance as to future dividends because they are dependent on the Corporation's future earnings, capital requirements and financial condition. See the section captioned "Supervision and Regulation" included in Item 1. Business, the section captioned "Capital and Liquidity" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 12 — Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, all of which are included elsewhere in this report.

Stock-Based Compensation Plans

Information regarding stock-based compensation awards outstanding and available for future grants as of December 31, 2007, segregated between stock-based compensation plans approved by shareholders and stock-based compensation plans not approved by shareholders, is presented in the table below. Additional information regarding stock-based compensation plans is presented in Note 13 — Employee Benefit Plans in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data located elsewhere in this report.

Plan Category	**Number of Shares to be Issued Upon Exercise of Outstanding Awards**	**Weighted-Average Exercise Price of Outstanding Awards**	**Number of Shares Available for Future Grants**
Plans approved by shareholders	4,526,276	$45.44	1,896,150
Plans not approved by shareholders	—	—	—
Total	4,526,276	$45.44	1,896,150

Stock Repurchase Plans

The Corporation has maintained several stock repurchase plans authorized by the Corporation's board of directors. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. Under the current plan, which was approved on April 26, 2007, the Corporation was authorized to repurchase up to 2.5 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. Under the plan, the Corporation repurchased 2.1 million shares at a total cost of $109.4 million during 2007. Under the prior plan, which expired on April 29, 2006, the Corporation was authorized to repurchase up to 2.1 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. No shares were repurchased during 2006. During 2005, the Corporation repurchased 300 thousand shares at a cost of $14.4 million. Over the life of this plan, the Corporation repurchased a total of 833.2 thousand shares at a cost of $39.9 million.

The following table provides information with respect to purchases made by or on behalf of the Corporation or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of the Corporation's common stock during the fourth quarter of 2007.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under the Plans at the End of the Period
October 1, 2007 to October 31, 2007	19,381[1]	$50.73	—	403,764
November 1, 2007 to November 30, 2007	—	—	—	403,764
December 1, 2007 to December 31, 2007	—	—	—	403,764
Total	19,381	$50.73	—	

(1) Represents repurchases made in connection with the exercise of certain employee stock options and the vesting of certain share awards.

Performance Graph

The performance graph below compares the cumulative total shareholder return on Cullen/Frost Common Stock with the cumulative total return on the equity securities of companies included in the Standard & Poor's 500 Stock Index and the Standard and Poor's 500 Bank Index, measured at the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2002 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future performance.

Cumulative Total Returns
on $100 Investment Made on December 31, 2002



Cullen/Frost
S&P 500
S&P 500 Banks
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
Cullen/Frost	$100.00	$127.46	$156.18	$176.66	$188.05	$175.82
S&P 500	100.00	128.63	142.59	149.58	173.15	182.64
S&P 500 Banks	100.00	126.36	139.06	135.21	156.65	109.95

ITEM 6. SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from the Corporation's audited financial statements as of and for the five years ended December 31, 2007. The following consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes included elsewhere in this report. All of the Corporation's acquisitions during the five years ended December 31, 2007 were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition. Dollar amounts, except per share data, and common shares outstanding are in thousands.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Consolidated Statements of Income					
Interest income:					
Loans, including fees	$573,039	$502,657	$359,587	$249,612	$233,463
Securities	165,517	144,501	131,943	135,035	125,778
Interest-bearing deposits	396	251	150	63	104
Federal funds sold and resell agreements	29,895	36,550	18,147	8,834	9,601
Total interest income	768,847	683,959	509,827	393,544	368,946
Interest expense:					
Deposits	190,237	155,090	78,934	39,150	37,406
Federal funds purchased and repurchase agreements	31,951	31,167	16,632	5,775	4,059
Junior subordinated deferrable interest debentures	11,283	17,402	14,908	12,143	8,735
Subordinated notes payable and other borrowings	16,639	11,137	8,087	5,038	4,988
Total interest expense	250,110	214,796	118,561	62,106	55,188
Net interest income	518,737	469,163	391,266	331,438	313,758
Provision for possible loan losses	14,660	14,150	10,250	2,500	10,544
Net interest income after provision for possible loan losses	504,077	455,013	381,016	328,938	303,214
Non-interest income:					
Trust fees	70,359	63,469	58,353	53,910	47,486
Service charges on deposit accounts	80,718	77,116	78,751	87,415	87,805
Insurance commissions and fees	30,847	28,230	27,731	30,981	28,660
Other charges, commissions and fees	32,558	28,105	23,125	22,877	22,522
Net gain (loss) on securities transactions	15	(1)	19	(3,377)	40
Other	53,734	43,828	42,400	33,304	28,848
Total non-interest income	268,231	240,747	230,379	225,110	215,361
Non-interest expense:					
Salaries and wages	209,982	190,784	166,059	158,039	146,622
Employee benefits	47,095	46,231	41,577	40,176	38,316
Net occupancy	38,824	34,695	31,107	29,375	29,286
Furniture and equipment	32,821	26,293	23,912	22,771	21,768
Intangible amortization	8,860	5,628	4,859	5,346	5,886
Other	124,864	106,722	99,493	89,323	84,157
Total non-interest expense	462,446	410,353	367,007	345,030	326,035
Income before income taxes	309,862	285,407	244,388	209,018	192,540
Income taxes	97,791	91,816	78,965	67,693	62,039
Net income	$212,071	$193,591	$165,423	$141,325	$130,501

	As of or for the Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Common Share Data					
Net income — basic	$ 3.60	$ 3.49	$ 3.15	$ 2.74	$ 2.54
Net income — diluted	3.55	3.42	3.07	2.66	2.48
Cash dividends declared and paid	1.54	1.32	1.165	1.035	0.94
Book value	25.18	23.01	18.03	15.84	14.87
Common Shares Outstanding					
Period-end	58,662	59,839	54,483	51,924	51,776
Weighted-average shares — basic	58,952	55,467	52,481	51,651	51,442
Dilutive effect of stock compensation	761	1,175	1,322	1,489	1,216
Weighted-average shares — diluted	59,713	56,642	53,803	53,140	52,658
Performance Ratios					
Return on average assets:	1.63%	1.67%	1.63%	1.47%	1.36%
Return on average equity:	15.20	18.03	18.78	17.91	17.78
Net interest income to average earning assets	4.69	4.67	4.45	4.05	3.98
Dividend pay-out ratio	42.83	37.91	37.18	38.06	37.15
Balance Sheet Data					
Period-end:					
Loans	$ 7,769,362	$ 7,373,384	$ 6,085,055	$5,164,991	$4,590,746
Earning assets	11,556,385	11,460,741	10,197,059	8,891,859	8,132,479
Total assets	13,485,014	13,224,189	11,741,437	9,952,787	9,672,114
Non-interest-bearing demand deposits	3,597,903	3,699,701	3,484,932	2,969,387	3,143,473
Interest-bearing deposits	6,931,770	6,688,208	5,661,462	5,136,291	4,925,384
Total deposits	10,529,673	10,387,909	9,146,394	8,105,678	8,068,857
Long-term debt and other borrowings	400,323	428,636	415,422	377,677	255,845
Shareholders' equity	1,477,088	1,376,883	982,236	822,395	770,004
Average:					
Loans	$ 7,464,140	$ 6,523,906	$ 5,594,477	$4,823,198	$4,497,489
Earning assets	11,339,876	10,202,981	8,968,906	8,352,334	8,011,081
Total assets	13,041,682	11,581,253	10,143,245	9,618,849	9,583,829
Non-interest-bearing demand deposits	3,524,132	3,334,280	3,008,750	2,914,520	3,037,724
Interest-bearing deposits	6,688,509	5,850,116	5,124,036	4,852,166	4,539,622
Total deposits	10,212,641	9,184,396	8,132,786	7,766,686	7,577,346
Long-term debt and other borrowings	413,700	405,752	387,612	363,386	264,428
Shareholders' equity	1,395,022	1,073,599	880,640	789,073	733,994
Asset Quality					
Allowance for possible loan losses	$ 92,339	$ 96,085	$ 80,325	$ 75,810	$ 83,501
Allowance for possible loan losses to period-end loans	1.19%	1.30%	1.32%	1.47%	1.82%
Net loan charge-offs	$ 18,406	$ 11,110	$ 8,921	$ 10,191	$ 9,627
Net loan charge-offs to average loans	0.25%	0.17%	0.16%	0.20%	0.21%
Non-performing assets	$ 29,849	$ 57,749	$ 38,927	$ 39,116	$ 52,794
Non-performing assets to:					
Total loans plus foreclosed assets	0.38%	0.78%	0.64%	0.76%	1.15%
Total assets	0.22	0.44	0.33	0.39	0.55
Consolidated Capital Ratios					
Tier 1 risk-based capital ratio	9.96%	11.25%	12.24%	12.83%	11.41%
Total risk-based capital ratio	12.59	13.43	14.94	15.99	15.01
Leverage ratio	8.37	9.56	9.62	9.18	7.83
Average shareholders' equity to average total assets	10.70	9.27	8.68	8.20	7.66

The following tables set forth unaudited consolidated selected quarterly statement of operations data for the years ended December 31, 2007 and 2006. Dollar amounts are in thousands, except per share data.

	Year Ended December 31, 2007			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$188,370	$194,874	$193,021	$192,582
Interest expense	57,610	64,250	63,501	64,749
Net interest income	130,760	130,624	129,520	127,833
Provision for possible loan losses	3,576	5,784	2,650	2,650
Non-interest income(1)	66,383	70,756	64,020	67,072
Non-interest expense	114,150	113,567	112,642	122,087
Income before income taxes	79,417	82,029	78,248	70,168
Income taxes	24,717	25,566	24,619	22,889
Net income	$ 54,700	$ 56,463	$ 53,629	$ 47,279
Net income per common share:				
Basic	$ 0.94	$ 0.97	$ 0.90	$ 0.79
Diluted	0.93	0.95	0.89	0.78

	Year Ended December 31, 2006			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$181,974	$176,407	$168,738	$156,840
Interest expense	60,745	57,881	51,770	44,400
Net interest income	121,229	118,526	116,968	112,440
Provision for possible loan losses	3,400	1,711	5,105	3,934
Non-interest income(2)	58,400	60,566	60,750	61,031
Non-interest expense	105,595	103,610	100,679	100,469
Income before income taxes	70,634	73,771	71,934	69,068
Income taxes	22,272	23,769	23,384	22,391
Net income	$ 48,362	$ 50,002	$ 48,550	$ 46,677
Net income per common share:				
Basic	$ 0.85	$ 0.90	$ 0.88	$ 0.86
Diluted	0.84	0.88	0.86	0.83

(1) Includes net gain on securities transactions of $15 thousand during the fourth quarter of 2007.

(2) Includes net loss on securities transactions of $1 thousand during the first quarter of 2006.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Corporation's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Corporation that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Cullen/Frost or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional, national and international economic conditions and the impact they may have on the Corporation and its customers and the Corporation's assessment of that impact.
- Changes in the level of non-performing assets and charge-offs.
- Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market and monetary fluctuations.
- Political instability.
- Acts of God or of war or terrorism.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by users.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the Corporation's borrowers.
- Technological changes.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial holding companies and other financial service providers.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Corporation and its subsidiaries must comply.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

- Changes in the Corporation's organization, compensation and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.
- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- The Corporation's success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. The Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

The Corporation

Cullen/Frost Bankers, Inc. (Cullen/Frost) is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its wholly owned subsidiaries (collectively referred to as the "Corporation"), a broad array of products and services throughout numerous Texas markets. The Corporation offers commercial and consumer banking services, as well as trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing services.

Application of Critical Accounting Policies and Accounting Estimates

The accounting and reporting policies followed by the Corporation conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While the Corporation bases estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

The Corporation considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the Corporation's financial statements.

Accounting policies related to the allowance for possible loan losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" and includes allowance allocations calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, and allowance allocations determined in accordance with SFAS No. 5, "Accounting for Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. See the section captioned "Allowance for Possible Loan Losses" elsewhere in this discussion for further details of the risk factors considered by management in estimating the necessary level of the allowance for possible loan losses.

Overview

The following discussion and analysis presents the more significant factors affecting the Corporation's financial condition as of December 31, 2007 and 2006 and results of operations for each of the years in the three-year period ended December 31, 2007. This discussion and analysis should be read in conjunction with the Corporation's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report. The Corporation acquired Prime Benefits, Inc. in 2007, Summit Bancshares, Inc. ("Summit"), Alamo Corporation of Texas ("Alamo") and Texas Community Bancshares, Inc. ("TCB") in 2006 and Horizon Capital Bank ("Horizon") in 2005. All of the Corporation's acquisitions during the reported periods were accounted for as purchase transactions, and as such, their related results of operations are included from the date of acquisition. See Note 2 — Mergers and Acquisitions in the accompanying notes to consolidated financial statements included elsewhere in this report.

Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 35% federal tax rate, thus making tax-exempt yields comparable to taxable asset yields.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Results of Operations

Net income totaled $212.1 million, or $3.55 diluted per common share, in 2007 compared to $193.6 million, or $3.42 diluted per common share, in 2006 and $165.4 million, or $3.07 diluted per common share, in 2005.

Selected income statement data, returns on average assets and average equity and dividends per share for the comparable periods were as follows:

	2007	2006	2005
Taxable-equivalent net interest income	$534,195	$479,138	$398,938
Taxable-equivalent adjustment	15,458	9,975	7,672
Net interest income	518,737	469,163	391,266
Provision for possible loan losses	14,660	14,150	10,250
Non-interest income	268,231	240,747	230,379
Non-interest expense	462,446	410,353	367,007
Income before income taxes	309,862	285,407	244,388
Income taxes	97,791	91,816	78,965
Net income	$212,071	$193,591	$165,423
Earnings per common share:			
Basic	$ 3.60	$ 3.49	$ 3.15
Diluted	3.55	3.42	3.07
Return on average assets	1.63%	1.67%	1.63%
Return on average equity	15.20	18.03	18.78

Net income for 2007 increased $18.5 million, or 9.5%, compared to 2006. The increase was primarily due to a $49.6 million increase in net interest income and a $27.5 million increase in non-interest income. The impact of these items was partly offset by a $52.1 million increase in non-interest expense, a $6.0 million increase in income tax expense and a $510 thousand increase in the provision for possible loan losses. Net income for 2006 increased $28.2 million, or 17.0%, compared to 2005. The increase was primarily due to a $77.9 million increase in net interest income and a $10.4 million increase in non-interest income. The impact of these items was partly offset by a $43.3 million increase in non-interest expense, a $12.9 million increase in income tax expense and a $3.9 million increase in the provision for possible loan losses.

Details of the changes in the various components of net income are further discussed below.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the Corporation's largest source of revenue, representing 65.9% of total revenue during 2007. Net interest margin is the taxable-equivalent net interest income as a percentage of average earning assets for the period. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Federal Reserve Board influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. The Corporation's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, began 2005 at 5.25% and increased 50 basis points in each of the four quarters to end the year at 7.25%. During 2006, the prime interest rate increased 50 basis points in the first quarter and 50 basis points in the second quarter to end the year at 8.25%. During 2007, the prime interest rate decreased 50 basis points in the third quarter and 50 basis points in the fourth quarter to end the year at 7.25%. The federal funds rate, which is the cost of immediately available overnight funds, fluctuated in a similar manner. It began 2005 at 2.25% and increased 50 basis points in each of the four quarters to end the year at 4.25%. During 2006, the federal funds rate increased 50 basis points in the first quarter and 50 basis points in the second quarter to end the year at 5.25%. During 2007, the federal funds rate decreased 50 basis points in the third quarter and 50 basis points in the fourth quarter to end the year at 4.25%.

The Corporation's balance sheet has historically been asset sensitive, meaning that earning assets generally reprice more quickly than interest-bearing liabilities. Therefore, the Corporation's net interest margin was likely to increase in sustained periods of rising interest rates and decrease in sustained periods of declining interest rates. In an effort to make the Corporation's balance sheet less sensitive to changes in interest rates, the Corporation entered into interest rate swaps during the fourth quarter of 2007 that effectively convert $1.2 billion of loans with floating interest rates tied to the prime rate into fixed rate loans for a period of seven years. See Note 17 — Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to these interest rate swaps. As a result, the Corporations balance sheet is more interest-rate neutral and changes in interest rates are expected to have a less significant impact on the Corporation's net interest margin. The Corporation is primarily funded by core deposits, with non-interest-bearing demand deposits historically being a significant source of funds. This lower-cost funding base is expected to have a positive impact on the Corporation's net interest income and net interest margin in a rising interest rate environment. During January 2008, the federal funds rate and the prime interest rate each decreased 125 basis points to 3.00% and 6.00%, respectively. The Corporation currently believes it is reasonably possible the federal funds rate and the prime interest rate will decrease further in the foreseeable future; however, there can be no assurance to that effect or as to the magnitude of any decrease should a decrease occur, as changes in market interest rates are dependent upon a variety of factors that are beyond the Corporation's control. Further analysis of the components of the Corporation's net interest margin is presented below.

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each. The Corporation's consolidated average balance sheets along with an analysis of taxable-equivalent net interest income are presented on pages 116 and 117 of this report.

	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Rate	Volume	Total	Rate	Volume	Total
Interest-bearing deposits	$ (44)	$ 189	$ 145	$ 155	$ (54)	$ 101
Federal funds sold and resell agreements	496	(7,151)	(6,655)	6,633	11,770	18,403
Securities:						
Taxable	6,417	8,866	15,283	4,474	7,333	11,807
Tax-exempt	(138)	8,973	8,835	(58)	1,222	1,164
Loans	—	72,763	72,763	66,202	78,758	144,960
Total earning assets	6,731	83,640	90,371	77,406	99,029	176,435
Savings and interest checking	1,520	456	1,976	1,221	349	1,570
Money market deposit accounts	914	14,497	15,411	28,660	15,257	43,917
Time accounts	6,709	10,749	17,458	11,088	11,219	22,307
Public funds	707	(405)	302	6,033	2,329	8,362
Federal funds purchased and repurchase agreements	(3,209)	3,993	784	6,709	7,826	14,535
Junior subordinated deferrable interest debentures	(471)	(5,648)	(6,119)	2,209	285	2,494
Subordinated notes payable and other notes	(152)	5,752	5,600	2,365	—	2,365
Federal Home Loan Bank advances	47	(145)	(98)	22	663	685
Total interest-bearing liabilities	6,065	29,249	35,314	58,307	37,928	96,235
Changes in taxable-equivalent net interest income	$ 666	$54,391	$55,057	$19,099	$61,101	$ 80,200

Taxable-equivalent net interest income for 2007 increased $55.1 million, or 11.5%, compared to 2006. The increase primarily resulted from an increase in the average volume of earning assets. The average volume of earning assets for 2007 increased $1.1 billion compared to 2006. Over the same time frame, the net interest margin increased 2 basis points from 4.67% in 2006 to 4.69% in 2007. The increase in the average volume of earning assets was due in part to the acquisition of Summit in the fourth quarter of 2006. See Note 2 — Mergers and Acquisitions in the accompanying notes to consolidated financial statements included elsewhere in this report. The increase in net interest margin was primarily due to an increase in the average yield on interest earning assets partly offset by an increase in the average cost of funds. The average yield on interest earning assets during 2007 was 6.89% compared to 6.76% during 2006. This increase was partly due to a 24 basis point increase in the average yield on securities. Furthermore, the Corporation had a larger proportion of average interest earning assets invested in higher-yielding loans during 2007 relative to 2006. During 2006, market interest rates rose during each of the first two quarters while the reductions in market rates during 2007 did not occur until the latter part the year. The positive impact of higher average market rates and the more favorable mix of interest earning assets on the net interest margin was partly offset by an increase in the average cost of funds compared to the increase in the average yield on interest-earning assets. The average cost of funds increased 8 basis points to 3.14% during 2007 from 3.06% during 2006.

The increase in cost of funds was partly due to an increase in the relative proportion of average interest-bearing deposits, particularly higher-cost money market and time deposits, to 65.5% of total average deposits during 2007 from 63.7% of total average deposits during 2006.

Taxable-equivalent net interest income for 2006 increased $80.2 million, or 20.1%, compared to 2005. The increase primarily resulted from an increase in the average volume of earning assets combined with an increase in the net interest margin. The average volume of earning assets for 2006 increased $1.2 billion compared to 2005. Over the same time frame, the net interest margin increased 22 basis points from 4.45% in 2005 to 4.67% in 2006. The increase in the average volume of earning assets was due in part to the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. The increase in the net interest margin was primarily driven by an increase in the average yield on earning assets, which increased from 5.77% during 2005 to 6.76% during 2006. The increase in the average yield on earning assets was partly due to an increase in the relative proportion of loans, which generally carry higher yields compared to other types of earning assets. Loans increased from 62.4% of total average earning assets during 2005 to 63.9% of total average earning assets during 2006. The increase in the net interest margin was also partly due to the aforementioned increases in market interest rates.

The average volume of loans, the Corporation's primary category of earning assets, increased $940.2 million, or 14.4%, during 2007 compared to 2006 and increased $929.4 million, or 16.6%, during 2006 compared to 2005. The average yield on loans was 7.76% during both 2007 and 2006 and 6.46% during 2005. As stated above, the Corporation had a larger proportion of average earning assets invested in loans during both 2007 compared to 2006 and 2006 compared to 2005. Such investments have significantly higher yields compared to securities and federal funds sold and resell agreements and, as such, have a more positive effect on the net interest margin. The average volume of securities increased $332.2 million in 2007 compared to 2006 and increased $109.0 million in 2006 compared to 2005. The average yield on securities was 5.24% during 2007 compared to 5.00% during 2006 and 4.84% during 2005. The fluctuations in securities average balances during the comparable years were primarily in U.S. government agency securities and U.S. Treasury securities. Average federal funds sold and resell agreements decreased $139.0 million during 2007 compared to the 2006 and increased $197.3 million during 2006 compared to 2005. The average yield on federal funds sold and resell agreements was 5.15% during 2007 compared to 5.08% during 2006 and 3.48% during 2005.

Average deposits increased $1.0 billion during 2007 compared to 2006 and $1.1 billion in 2006 compared to 2005. The increase in the average volume of deposits during 2007 and 2006 was due in part to the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. The increase in average deposits over the comparable years was primarily in interest-bearing deposits. Average interest-bearing deposits increased $838.4 million during 2007 compared to 2006 and $726.1 million during 2006 compared to 2005. The ratio of average interest-bearing deposits to total average deposits was 65.5% during 2007 compared to 63.7% in 2006 and 63.0% in 2005. The average cost of interest-bearing deposits and total deposits was 2.84% and 1.86% during 2007 compared to 2.65% and 1.69% during 2006 and 1.54% and 0.97% during 2005. The increase in the average cost of interest-bearing deposits was primarily the result of increases in interest rates offered on deposit products due to higher average market interest rates. Additionally, the relative proportion of lower-cost savings and interest checking to total interest-bearing deposits has trended downward during the comparable periods.

The Corporation's net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 3.75% in 2007 compared to 3.70% in 2006 and 3.83% in 2005. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

The Corporation's hedging policies permit the use of various derivative financial instruments, including interest rate swaps, caps and floors, to manage exposure to changes in interest rates. Details of the Corporation's derivatives and hedging activities are set forth in Note 17 — Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report. Information regarding the impact of fluctuations in interest rates on the Corporation's derivative financial instruments is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

Provision for Possible Loan Losses

The provision for possible loan losses is determined by management as the amount to be added to the allowance for possible loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for possible loan losses totaled $14.7 million in 2007 compared to $14.2 million in 2006 and $10.3 million in 2005. See the section captioned "Allowance for Possible Loan Losses" elsewhere in this discussion for further analysis of the provision for possible loan losses.

Non-Interest Income

The components of non-interest income were as follows:

	2007	2006	2005
Trust fees	$ 70,359	$ 63,469	$ 58,353
Service charges on deposit accounts	80,718	77,116	78,751
Insurance commissions and fees	30,847	28,230	27,731
Other charges, commissions and fees	32,558	28,105	23,125
Net gain (loss) on securities transactions	15	(1)	19
Other	53,734	43,828	42,400
Total	$268,231	$240,747	$230,379

Total non-interest income for 2007 increased $27.5 million, or 11.4%, compared to 2006 while total non-interest income for 2006 increased $10.4 million, or 4.5%, compared to 2005. Changes in the various components of non-interest income are discussed in more detail below.

Trust Fees. Trust fee income for 2007 increased $6.9 million, or 10.9%, compared to 2006 while trust fee income for 2006 increased $5.1 million, or 8.8%, compared to 2005. Investment fees are the most significant component of trust fees, making up approximately 71% of total trust fees in 2007 and approximately 70% in 2006 and 2005. Investment and other custodial account fees are generally based on the market value of assets within a trust account. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees.

The increase in trust fee income during 2007 compared to 2006 was primarily the result of increases in investment fees (up $5.7 million), real estate fees (up $545 thousand) and securities lending income (up $506 thousand). This increase was slightly offset by a decrease in oil and gas fees (down $104 thousand). The increases in investment fees were primarily due to higher equity valuations during 2007 compared to 2006 and growth in overall trust assets and the number of trust accounts.

The increase in trust fee income during 2006 compared to 2005 was primarily the result of increases in investment fees (up $3.1 million), oil and gas trust management fees (up $994 thousand), custody fees (up $566 thousand) and estate fees (up $358 thousand). The increase in investment fees was primarily due to higher equity valuations during 2006 compared to 2005 and growth in overall trust assets and the number of trust accounts. The increase in oil and gas trust management fees was partly due to increased market prices, new production and new lease bonuses.

At December 31, 2007, trust assets, including both managed assets and custody assets, were primarily composed of fixed income securities (41.2% of trust assets), equity securities (39.3% of trust assets) and cash equivalents (12.7% of trust assets). The estimated fair value of trust assets was $24.8 billion (including managed assets of $10.5 billion and custody assets of $14.3 billion) at December 31, 2007 compared to $23.2 billion (including managed assets of $9.3 billion and custody assets of $13.9 billion) at December 31, 2006 and $18.1 billion (including managed assets of $8.3 billion and custody assets of $9.8 billion) at December 31, 2005.

Service Charges on Deposit Accounts. Service charges on deposit accounts for 2007 increased $3.6 million, or 4.7%, compared to 2006. Increases in overdraft/insufficient funds charges on consumer accounts (up $4.4 million) and commercial accounts (up $1.7 thousand) were partly offset by decreases in service charges on commercial accounts (down $2.4 million) and consumer accounts (down $728 thousand). The increases in overdraft/insufficient funds charges on both commercial and consumer accounts were partly the result of growth in deposit accounts and an increase in the per-occurrence fee charged. The decrease in service charges on commercial accounts was primarily related to decreased treasury management fees. The decreased treasury management fees resulted primarily from a higher earnings credit rate. The earnings credit is the value given to deposits maintained by treasury management customers. Because average interest rates were higher compared to 2006, deposit balances became more valuable and yielded a higher earnings credit rate. As a result, customers were able to pay for more of their services with earning credits applied to their deposit balances rather than through fees.

Service charges on deposit accounts for 2006 decreased $1.6 million, or 2.1%, compared to 2005. The decrease was primarily related to service charges on commercial accounts (down $4.0 million) and consumer accounts (down $561 thousand) partly offset by increases in overdraft/insufficient funds charges on consumer accounts (up $1.8 million) and commercial accounts (up $620 thousand). The decrease in service charges on commercial accounts was primarily related to decreased treasury management fees primarily resulting from a higher earnings credit rate. The decrease in treasury management fees resulting from the higher earnings credit rate was partly offset by the additional fees from an increase in billable services. The increase in overdraft/insufficient funds charges on both commercial and consumer accounts was partly the result of growth in deposit accounts.

Insurance Commissions and Fees. Insurance commissions and fees for 2007 increased $2.6 million, or 9.3%, compared to 2006. The increase was primarily related to higher commission income (up $2.0 million) and an increase in contingent commissions (up $567 thousand). Insurance commissions and fees for 2006 increased $499 thousand, or 1.8%, compared to 2005. The increase was primarily related to higher commission income (up $770 thousand) partly offset by a decrease in contingent commissions (down $271 thousand).

Insurance commissions and fees include contingent commissions totaling $3.7 million during 2007 compared to $3.1 million during 2006 and $3.4 million during 2005. Contingent commissions primarily consist of amounts received from various property and casualty insurance carriers. The carriers use several non-client specific factors to determine the amount of the contingency payments. Such factors include the aggregate loss performance of insurance policies previously placed and the volume of business, among other things. Such commissions are seasonal in nature and are mostly received during the first quarter of each year. These commissions totaled $3.3 million during 2007 and $2.8 million during both 2006 and 2005. Contingent commissions also include amounts received from various benefit plan insurance companies related to the volume of business generated and/or the subsequent retention of such business. These commissions totaled $366 thousand, $376 thousand and $584 thousand during 2007, 2006 and 2005.

Other Charges, Commissions and Fees. Other charges, commissions and fees for 2007 increased $4.5 million, or 15.8%, compared to 2006. The increase was primarily related to increases in commission income related to the sale of money market accounts (up $1.3 million) and mutual funds (up $898 thousand). The Corporation also recognized account management fees totaling $1.3 million related to a line of business acquired in connection with the acquisition of Summit during the fourth quarter of 2006.

Other charges, commissions and fees for 2006 increased $5.0 million, or 21.5%, compared to 2005. The increase was primarily related to an increase in investment banking fees related to corporate advisory services (up $2.8 million) and increases in commission income related to the sale of money market accounts (up $846 thousand) and mutual funds (up $645 thousand). These increases were partially offset by decreases in letter of credit fees (down $616 thousand). During the second quarter of 2006, the Corporation recognized investment banking fees related to corporate advisory services totaling $2.8 million, which was primarily related to a single transaction. During the third quarter of 2006, the Corporation recognized investment banking fees related to corporate advisory services totaling $1.3 million, which was primarily related to two transactions. Investment banking fees related to corporate advisory services are transaction based and can vary significantly from quarter to quarter.

Net Gain/Loss on Securities Transactions. During 2007, the Corporation realized a net gain on securities transactions of $15 thousand related to the sales of available-for-sale securities with an amortized cost totaling $64.9 million. During 2006, the Corporation realized a net loss on securities transactions of $1 thousand related to the sales of available-for-sale securities with an amortized cost totaling $26.9 million. During 2005, the Corporation realized a net gain on securities transactions of $19 thousand related to the sales of available-for-sale securities with an amortized cost totaling $19.8 million.

Other Non-Interest Income. Other non-interest income increased $9.9 million, or 22.6%, during 2007 compared to 2006. Contributing to the increase during 2007 were increases in sundry income from various miscellaneous items (up $3.3 million), income from check card usage (up $3.0 million), lease rental income (up $1.4 million), gains on the sales of foreclosed and other assets (up $1.2 million) and income from securities trading and customer derivative activities (up $872 thousand). These increases were partly offset by decreases in gains on the sales of student loans (down $1.0 million) and mineral interest income (down $570 thousand). During 2007 significant components of sundry income included $2.4 million in income recognized from the collection of interest and other charges on loans charged-off in prior years and $1.2 million in income recognized in connection with settlements and other recoveries.

Other non-interest income increased $1.4 million, or 3.4%, in 2006 compared to 2005. During 2005, the Corporation realized $2.4 million in income from the net proceeds from the settlement of legal claims against certain former employees who were employed within the employee benefits line of business in the Austin region of Frost Insurance Agency. Also during 2005, the Corporation recognized $2.0 million in income related to a distribution received from the sale of the PULSE EFT Association whereby the Corporation and other members of the Association received distributions based in part upon each member's volume of transactions through the PULSE network. Excluding the income related to these items during 2005, other non-interest income for 2006 increased $5.8 million, or 15.3%, compared to 2005. Contributing to the effective increase during 2006 were increases in income from check card usage (up $2.7 million), earnings on cashier's check balances (up $1.5 million), income from securities trading activities (up $521 thousand) and mineral interest income (up $462 thousand).

Non-Interest Expense

The components of non-interest expense were as follows:

	2007	2006	2005
Salaries and wages	$209,982	$190,784	$166,059
Employee benefits	47,095	46,231	41,577
Net occupancy	38,824	34,695	31,107
Furniture and equipment	32,821	26,293	23,912
Intangible amortization	8,860	5,628	4,859
Other	124,864	106,722	99,493
Total	$462,446	$410,353	$367,007

Total non-interest expense for 2007 increased $52.1 million, or 12.7%, compared to 2006 while total non-interest expense for 2006 increased $43.3 million, or 11.8%, compared to 2005. Changes in the various components of non-interest expense are discussed below.

Salaries and Wages. Salaries and wages for 2007 increased $19.2 million, or 10.1%, compared to 2006. The increase was primarily related to normal, annual merit increases, an increase in headcount and an increase in commissions related to higher insurance revenues. The increases in headcount were primarily related the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006.

Salaries and wages expense for 2006 increased $24.7 million, or 14.9%, compared to 2005. The increase was partly related to normal, annual merit increases and an increase in headcount. The increase in headcount was primarily related to the acquisitions of Horizon during the fourth quarter of 2005, TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. Also, effective January 1, 2006, the Corporation began recognizing compensation expense related to stock options in connection with the adoption of a new accounting standard, as further discussed in Note 13 — Employee Benefit Plans. Stock-based compensation expense related to stock options and non-vested stock awards totaled $9.2 million during 2006 compared to $2.0 million during 2005.

Employee Benefits. Employee benefits expense for 2007 increased $864 thousand, or 1.9%, compared to 2006. The increase was primarily related to increases in expenses related to the Corporation's 401(k) and profit sharing plans (up $3.5 million) and payroll taxes (up $943 thousand). These increases were partially offset by decreases in medical costs (down $2.1 million), workers compensation insurance cost (down $834 thousand) and expenses related to the Corporation's defined benefit retirement and restoration plans (down $778 thousand). The decrease in medical expense was primarily related to a decrease in certain accruals for medical expense as a result of lower projected medical costs. The decrease in workers compensation insurance expense was primarily related to a reversal in certain related accruals based on current projected costs.

Employee benefits expense for 2006 increased $4.7 million, or 11.2%, compared to 2005. The increase was primarily related to increases in medical insurance expense (up $1.8 million), payroll taxes (up $1.4 million), expenses related to the Corporation's defined benefit retirement and restoration plans (up $796 thousand) and expenses related to the Corporation's 401(k) and profit sharing plans (up $718 thousand).

The Corporation's defined benefit retirement and restoration plans were frozen effective as of December 31, 2001 and were replaced by the profit sharing plan. Management believes these actions help reduce the volatility in retirement plan expense. However, the Corporation still has funding obligations related to the defined benefit and restoration plans and could recognize retirement expense related to these plans in future years, which would be dependent on the return earned on plan assets, the level of interest rates and employee turnover. Employee benefits expense related to the defined benefit retirement and restoration plans totaled $1.9 million in 2007, $2.7 million in 2006 and $1.9 million in 2005. Future expense related to these plans is dependent upon a variety of factors, including the actual return on plan assets.

For additional information related to the Corporation's employee benefit plans, see Note 13 — Employee Benefit Plans in the accompanying notes to consolidated financial statements included elsewhere in this report.

Net Occupancy. Net occupancy expense for 2007 increased $4.1 million, or 11.9%, compared to 2006. The increase was primarily due to an increase in lease expense (up $1.7 million), service contracts expense (up $517 thousand), property tax expense (up $513 thousand), utilities expense (up $422 thousand) and building maintenance (up $382 thousand). These increases were partly related to the additional facilities added in connection with the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006.

Net occupancy expense for 2006 increased $3.6 million, or 11.5%, compared to 2005. The increase was primarily related to increases in utilities expenses (up $739 thousand), property taxes (up $591 thousand), depreciation expense related to buildings (up $586 thousand) and in lease expense (up $565 thousand), as well as increases in various other categories of occupancy expense. These increases were partly related to the additional facilities added in connection with the acquisitions of Horizon during the fourth quarter of 2005, TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006.

Furniture and Equipment. Furniture and equipment expense for 2007 increased $6.5 million, or 24.8%, compared to 2006. The increase was primarily related to increases in software maintenance expense (up $2.9 million), depreciation expense related to furniture and fixtures (up $1.7 million), software amortization expense (up $1.1 million) and service contracts expense (up $596 thousand). The increases in various furniture and equipment expenses were partly related to the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. Additionally, the Corporation entered into software maintenance contracts in connection with new operating platforms related to retail delivery during the second quarter of 2007.

Furniture and equipment expense for 2006 increased $2.4 million, or 10.0%, compared to 2005. The increase was primarily due to increases in software maintenance (up $1.9 million), depreciation expense related to furniture and fixtures (up $1.4 million) and service contracts expense (up $698 thousand). The impact of these items was partly offset by a decrease in software amortization expense (down $1.9 million). The increase in software maintenance and depreciation expense related to furniture and fixtures was partly due to management's decision to no longer outsource certain data processing functions.

Intangible Amortization. Intangible amortization is primarily related to core deposit intangibles and, to a lesser extent, intangibles related to non-compete agreements and customer relationships. Intangible amortization totaled $8.9 million for 2007 compared to $5.6 million for 2006 and $4.9 million for 2005. Intangible amortization in 2007 was primarily due to the amortization of new intangible assets acquired in connection with the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. See Note 7 — Goodwill and Other Intangible Assets in the accompanying notes to consolidated financial statements included elsewhere in this report.

Intangible amortization for 2006 increased $769 thousand, or 15.8%, compared to 2005 primarily due to the amortization of new intangible assets acquired in connection with the acquisitions of Horizon during the fourth quarter of 2005, TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006.

During 2005, the Corporation wrote-off certain customer relationship intangibles totaling $147 thousand and goodwill totaling $2.0 million in connection with the settlement of legal claims against certain former employees of Frost Insurance Agency. Gross settlement proceeds of $4.5 million were reduced by the write-off of these assets in the determination of the $2.4 million net proceeds recognized in the settlement. See the analysis of other non-interest income in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Other Non-Interest Expense. Other non-interest expense for 2007 increased $18.1 million, or 17.0%, compared to 2006. Significant components of the increase included increases in sundry expense from various miscellaneous items (up $5.7 million), advertising/promotions expenses (up $2.6 million), amortization of net deferred costs related to loan commitments (up $1.9 million) and leased property depreciation (up $1.2 million). Included in sundry expense from various miscellaneous items was $5.3 million in expense recognized during the first quarter of 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs incurred in connection with the redemption of $103.1 million of 8.42% junior subordinated deferrable interest debentures. Also included was $1.0 million in expense related to a contribution for previously unmatched employee contributions to the Corporation's 401(k) plan, $548 thousand in expense related to indemnification obligations with Visa USA, $373 thousand in expense related to the reimbursement of certain expenses previously paid by the Corporation's defined benefit pension plan and $275 thousand in expense related to settlements.

As stated above, the Corporation accrued $548 thousand in connection with the Corporation's obligation to indemnify Visa USA for costs and liabilities incurred in connection with certain litigation based on the Corporation's proportionate membership interest in Visa USA. Visa USA is currently undergoing a restructuring and initial public offering that is expected to occur in the first half 2008. In connection with this restructuring and initial public offering, Visa USA members are expected to receive shares in Visa, Inc. in exchange for their membership interest. A portion of the shares allocated to Visa USA members is expected to be withheld to cover the costs and liabilities associated with the aforementioned litigation whereby Visa USA members would not be required to make any cash payments to settle the indemnification obligations. While the Corporation expects these events to occur, there can be no assurance that the restructuring and initial public offering of Visa, Inc. will be successful and that the shares of Visa, Inc. allocated to the Corporation will have sufficient value to cover the Corporation's obligations under the indemnification agreement. Furthermore, additional accruals may be required in future periods should the Corporation's estimate of its obligations under the indemnification agreement change.

Other non-interest expense for 2006 increased $7.2 million, or 7.3%, compared to 2005. Components of the increase during 2006 included professional service expense (up $5.1 million), amortization of net deferred costs associated with unfunded loan commitments (up $2.2 million), check card expense (up $1.3 million), stationery, printing and supplies expense (up $1.1 million), travel expense (up $930 thousand), meals and entertainment expense (up $866 thousand) and write-downs of other real estate owned (up $743 thousand), among other things. The increases in professional services expense, stationery, printing and supplies expense, travel expense and meals and entertainment expense were partly related to acquisitions and integration activities. The increase in these items was partly offset by a decrease in outside computer service expense (down $6.3 million). The reduction in outside computer services resulted as the Corporation is no longer outsourcing certain data processing functions.

Results of Segment Operations

The Corporation's operations are managed along two operating segments: Banking and the Financial Management Group ("FMG"). A description of each business and the methodologies used to measure financial performance is described in Note 19 — Operating Segments in the accompanying notes to consolidated financial statements included elsewhere in this report. Net income (loss) by operating segment is presented below:

	2007	2006	2005
Banking	$200,387	$184,141	$159,177
Financial Management Group	27,317	22,652	16,666
Non-Banks	(15,633)	(13,202)	(10,420)
Consolidated net income	$212,071	$193,591	$165,423

Banking

Net income for 2007 increased $16.2 million, or 8.8%, compared to 2006. The increase was primarily the result of a $47.7 million increase in net interest income and a $16.2 million increase in non-interest income partly offset by a $40.6 million increase in non-interest expense and a $6.5 million increase in income tax expense. Net income for 2006 increased $25.0 million, or 15.7%, compared to 2005. The increase was primarily the result of a $71.8 million increase in net interest income and a $2.6 million increase in non-interest income partly offset by a $35.3 million increase in non-interest expense, a $10.3 million increase in income tax expenses and a $4.0 million increase in the provision for possible loan losses.

Net interest income for 2007 increased $47.7 million, or 10.3%, compared to 2006 while net interest income for 2006 increased $71.8 million, or 18.3%, compared to 2005. The increase in 2007 compared to 2006 was primarily the result of growth in the average volume of earning assets. The increase in 2006 compared to 2005 primarily resulted from growth in the average volume of earning assets combined with a increase in the net interest margin which resulted, in part, from a general increase in market interest rates and an increase in the relative proportion of higher-yielding loans as a percentage of total average earning assets. See the analysis of net interest income included in the section captioned "Net Interest Income" included elsewhere in this discussion.

The provision for possible loan losses for 2007 totaled $14.7 million compared to $14.2 million in 2006 and $10.2 million in 2005. See the analysis of the provision for possible loan losses included in the section captioned "Allowance for Possible Loan Losses" included elsewhere in this discussion.

Non-interest income for 2007 increased $16.2 million, or 10.0%, compared to 2006. The increase was primarily due to increases in other non-interest income, service charges on deposits and insurance commissions and fees. Non-interest income for 2006 increased $2.6 million, or 1.6%, compared to 2005. The increase was primarily due to increases in other charges, commissions and fees partly offset by a decrease in service charges on deposit accounts. See the analysis of other non-interest income, service charges on deposit accounts and insurance commissions and fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Non-interest expense for 2007 increased $40.6 million, or 11.9%, compared to 2006. The banking segment experienced increases in all categories of non-interest expense during the comparable periods. These increases were partly related to the acquisitions of TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. Combined, salaries and wages and employee benefits increased $16.1 million. The increase was primarily the result of normal, annual merit increases, increases in headcount, an increase in commissions related to higher insurance revenues, increases in expenses related to the Corporation's employee benefit plans and an increase in payroll taxes. Other non-interest expense increased $10.8 million during 2007 compared to 2006. Other non-interest expense was most significantly impacted by certain non-recurring sundry charges in addition to increases in advertising/promotions expenses, amortization of net deferred costs related to loan commitments and leased property depreciation, among other items. Net occupancy expense increased due to an increase in lease expense, service contracts expense, property tax expense, utilities expense and building maintenance. Furniture and equipment expense increased primarily due to increases in software maintenance expense, depreciation expense related to furniture and fixtures, software amortization expense and service contracts expense. Intangible amortization increased primarily due to the amortization of new intangible assets acquired in connection with the aforementioned acquisitions. See the analysis of these items included in the section captioned "Non-Interest Expense" included elsewhere in this discussion.

Non-interest expense for 2006 increased $35.3 million, or 11.6%, compared to 2005. The increase was primarily related to increases in salaries and wages, employee benefits expense, net occupancy expense, furniture and equipment expense and other non-interest expense. Combined, salaries and wages and employee benefits increased $24.7 million during 2006 compared to 2005. This increase was primarily the result of normal, annual merit increases, increases in headcount as well as increases in medical insurance expense, payroll taxes, expenses related to the Corporation's employee benefit plans and stock-based compensation expense. Other non-interest expense increased $3.9 million, or 5.5%, primarily due to increases in professional service expenses, amortization of net deferred costs associated with unfunded loan commitments, check card expense, stationery, printing and supplies expense, travel expenses and meals and entertainment expense, among other things. These increases were partly offset by a decrease in outside computer service expense. The increase in net occupancy expense was primarily due to an increase in utilities expenses, property taxes, depreciation expense related to buildings and lease expense. The increase in furniture and equipment expense was primarily due to increases in software maintenance expense, depreciation expense related to furniture and fixtures and service contracts expense partly offset by a decrease in software amortization expense. The increases in net occupancy expense and furniture and equipment expense are partly related to the additional facilities added in connection with the acquisitions of Horizon during the fourth quarter of 2005, TCB and Alamo during the first quarter of 2006 and Summit during the fourth quarter of 2006. See the analysis of these items included in the section captioned "Non-Interest Expense" included elsewhere in this discussion.

Frost Insurance Agency, which is included in the Banking segment, had gross commission revenues of $31.2 million in 2007 compared to $28.6 million in 2006 and $28.1 million in 2005. Insurance commission revenues increased $2.6 million, or 9.2%, during 2007 compared to 2006. The increase during 2007 was primarily related to higher commission income. Insurance commission revenues increased $517 thousand, or 1.8%, during 2006 compared to 2005. The increase during 2006 compared to 2005 was primarily related to higher commission income (up $787 thousand) partly offset by a decrease in contingent commission income (down $270 thousand). See the analysis of insurance commissions and fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Financial Management Group (FMG)

Net income for 2007 increased $4.7 million compared to 2006. The increase was primarily due to an $11.9 million increase in non-interest income and an $859 thousand increase in net interest income partly offset by a $5.7 million increase in non-interest expense and a $2.5 million increase in income tax expense. Net income for 2006 increased $6.0 million, or 35.9%, compared to 2005. The increase was primarily due to an $8.6 million increase in net interest income and a $7.7 million increase in non-interest income partly offset by a $7.1 million increase in non-interest expense and a $3.2 million increase in income tax expense.

Net interest income for 2007 increased $859 thousand, or 3.8% compared to 2006 and increased $8.6 million, or 6.1% in 2006 compared to 2005. Net interest income during both 2007 and 2006 was impacted by higher average market interest rates which in turn impacted the funds transfer price paid on FMG's repurchase agreements. Net interest income from 2006 was also impacted by an increase in the average volume of repurchase agreements.

Non-interest income for 2007 increased $11.9 million, or 15.2%, compared to 2006. The increase was primarily due to an increase in trust fees (up $7.0 million), other charges, commissions and fees (up $4.2 million) and other income (up $924 thousand). Non-interest income for 2006 increased $7.7 million, or 10.9%, compared to 2005. The increase was primarily due to an increase in trust fees (up $5.3 million).

Trust fee income is the most significant income component for FMG. Investment fees are the most significant component of trust fees, making up approximately 71% of total trust fees for 2007 and 70% of total trust fees for both 2006 and 2005. Investment and other custodial account fees are generally based on the market value of assets within a trust account. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees. FMG has experienced an increasing trend in investment fees since 2005 primarily due to higher equity valuations and growth in overall trust assets and the number of trust accounts. See the analysis of trust fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

The increase in other charges, commissions and fees during 2007 compared to 2006 was primarily due to increases in commission income related to the sales of money market accounts, mutual funds and annuity products. FMG also recognized account management fees totaling $1.3 million related to a line of business acquired in connection with the acquisition of Summit during the fourth quarter of 2006. The increase in other income during 2007 compared to 2006 was primarily due to increases in income from securities trading as well as other miscellaneous income.

Non-interest expense for 2007 increased $5.7 million, or 8.6%, compared to 2006. The increase was primarily due to salaries and wages and employee benefits (combined up $4.6 million) and an increase in other non-interest expense (up $960 thousand). The increase in salaries and wages and employee benefits was primarily the result of normal, annual merit increases and increases in expenses related to employee benefit plans and payroll taxes. The increase in other non-interest expense was primarily due to general increases in the various components of other non-interest expense, including cost allocations.

Non-interest expense for 2006 increased $7.1 million, or 12.1%, compared to 2005. The increase was primarily due to an increase in salaries and wages and employee benefits and other non-interest expense. The increases in salaries and wages and employee benefits (on a combined basis, up $4.0 million) were primarily the result of normal, annual merit increases, increases in headcount and increases in expenses related to stock-based compensation, payroll taxes, medical insurance and employee benefit plans. The increase in other non-interest expense (up $3.1 million) was primarily due to general increases in the various components of other non-interest expense, including cost allocations.

Non-Banks

The net loss for the Non-Banks operating segment increased $2.4 million for 2007 compared to 2006. The increase was primarily due to $5.3 million in expense recognized during the first quarter of 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs incurred in connection with the redemption of $103.1 million of 8.42% junior subordinated deferrable interest debentures.

The net loss for the Non-Banks segment increased $2.8 million during 2006 compared to 2005. The increase was primarily due to a decrease in net interest income due in part to the variable-rate junior subordinated deferrable interest debentures issued in February 2004. As market interest rates increased, the Non-Banks segment experienced a corresponding increase in interest cost related to this debt. Additionally, during 2006, the Corporation had added interest cost from the $3.1 million of variable-rate junior subordinated deferrable interest debentures acquired in connection with the acquisition of Alamo in the first quarter and $12.4 million of variable-rate junior subordinated deferrable interest debentures acquired in connection with the acquisition of Summit in the fourth quarter.

Income Taxes

The Corporation recognized income tax expense of $97.8 million, for an effective tax rate of 31.6% for 2007 compared to $91.8 million, for an effective rate of 32.2%, in 2006 and $79.0 million, for an effective rate of 32.3%, in 2005. The effective income tax rates differed from the U.S. statutory rate of 35% during the comparable periods primarily due to the effect of tax-exempt income from loans, securities and life insurance policies.

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of the Corporation's funding sources and the assets in which those funds are invested as a percentage of the Corporation's average total assets for the period indicated. Average assets totaled $13.0 billion in 2007 compared to $11.6 billion in 2006 and $10.1 billion in 2005.

	2007	2006	2005
Sources of Funds:			
Deposits:			
Non-interest-bearing	27.0%	28.8%	29.7%
Interest-bearing	51.3	50.5	50.5
Federal funds purchased and repurchase agreements	6.6	6.6	6.0
Long-term debt and other borrowings	3.2	3.5	3.8
Other non-interest-bearing liabilities	1.2	1.3	1.3
Equity capital	10.7	9.3	8.7
Total	100.0%	100.0%	100.0%
Uses of Funds:			
Loans	57.2%	56.3%	55.1%
Securities	25.2	25.5	28.1
Federal funds sold, resell agreements and other interest-earning assets	4.5	6.3	5.2
Other non-interest-earning assets	13.1	11.9	11.6
Total	100.0%	100.0%	100.0%

Deposits continue to be the Corporation's primary source of funding. Although trending down as a percentage of total funding sources, non-interest-bearing deposits remain a significant source of funding, which has been a key factor in maintaining the Corporation's relatively low cost of funds. Non-interest-bearing deposits totaled 34.5% of total average deposits in 2007 compared to 36.3% in 2006 and 37.0% in 2005. The decrease in the relative proportion of non-interest-bearing deposits to total deposits was partly due to decreases in average correspondent bank deposits (see related information regarding this decrease in the section captioned "Deposits" included elsewhere in this discussion).

The Corporation primarily invests funds in loans and securities. Loans continue to be the largest component of the Corporation's mix of invested assets. Average loans increased $940.2 million, or 14.4%, in 2007 compared to 2006 and $929.4 million, or 16.6%, in 2006 compared to 2005. The increase in 2007 was partly due to the acquisition of $824.5 million in loans in connection with the acquisition of Summit during the fourth quarter of 2006. The increase in 2006 and 2005 was partly due to the acquisition of $326.3 million in loans in connection with the acquisition of Horizon during the fourth quarter of 2005, $289.6 million in loans in connection with the acquisition of TCB and Alamo during the first quarter of 2006 and $824.5 million in loans in connection with the acquisition of Summit during the fourth quarter of 2006. Excluding the impact of the loans acquired in these acquisitions, average loans increased $379.0 million, or 6.9%, in 2006 compared to 2005. See additional information regarding the Corporation's loan portfolio in the section captioned "Loans" included elsewhere in this discussion. The relative proportion of funds invested in securities in 2006 decreased compared to 2005, while the relative proportion of funds invested in federal funds sold, resell agreements and other interest-earning assets increased as the Corporation chose to delay the reinvestment of funds in longer-term securities until more favorable investment yields became available.

Loans

Year-end loans were as follows:

	2007	Percentage of Total	2006	2005	2004	2003
Commercial and industrial:						
Commercial	$3,472,759	44.7%	$3,229,570	$2,610,178	$2,361,052	$2,081,631
Leases	184,140	2.4	174,075	148,750	114,016	77,909
Asset-based	32,963	0.4	33,856	41,288	34,687	36,683
Total commercial and industrial	3,689,862	47.5	3,437,501	2,800,216	2,509,755	2,196,223
Real estate:						
Construction:						
Commercial	560,176	7.2	649,140	590,635	419,141	349,152
Consumer	61,595	0.8	114,142	87,746	37,234	23,399
Land:						
Commercial	397,319	5.1	407,055	301,907	215,148	178,022
Consumer	2,996	—	5,394	10,369	3,675	5,169
Commercial mortgages	1,982,786	25.5	1,766,469	1,409,811	1,185,431	1,102,138
1-4 family residential mortgages	98,077	1.3	125,294	95,032	86,098	113,756
Home equity and other consumer	587,721	7.6	508,574	460,941	387,864	292,255
Total real estate	3,690,670	47.5	3,576,068	2,956,441	2,334,591	2,063,891
Consumer:						
Indirect	2,031	—	3,475	2,418	3,648	8,358
Student loans held for sale	62,861	0.8	47,335	51,189	63,568	58,280
Other	323,320	4.2	310,752	265,038	247,025	246,173
Other	29,891	0.4	27,703	27,201	21,819	28,962
Unearned discount	(29,273)	(0.4)	(29,450)	(17,448)	(15,415)	(11,141)
Total	$7,769,362	100.0%	$7,373,384	$6,085,055	$5,164,991	$4,590,746

Overview. Total loans at December 31, 2007 increased $396.0 million, or 5.4%, compared to December 31, 2006. The Corporation stopped originating mortgage and indirect consumer loans during 2000, and as such, these portfolios are excluded when analyzing the growth of the loan portfolio. Student loans are similarly excluded because the Corporation primarily originates these loans for resale. Accordingly, student loans are classified as held for sale. Excluding 1-4 family residential mortgages, the indirect lending portfolio and student loans, loans increased $409.1 million, or 5.7%, from December 31, 2006. Total loans at December 31, 2006 increased $1.3 billion, or 21.2%, compared to December 31, 2005. During 2006, the Corporation acquired $1.1 billion in loans in connection with the acquisitions of TCB, Alamo and Summit. Excluding these acquired loans, total year-end loans increased $174.2 million, or 2.9%, from December 31 2005. Total loans at December 31, 2005 increased $920.1 million, or 17.8%, compared to December 31, 2004. During 2005, the Corporation acquired $326.3 million in loans in connection with the acquisition of Horizon. Excluding these acquired loans, total year-end loans increased $593.8 million, or 11.5%, from December 31, 2004.

The majority of the Corporation's loan portfolio is comprised of commercial and industrial loans and real estate loans. Commercial and industrial loans made up 47.5% and 46.6% of total loans while real estate loans made up 47.5% and 48.5% of total loans at December 31, 2007 and 2006, respectively. Real estate loans include both commercial and consumer balances. Of the $1.1 billion of loans acquired in connection with the acquisitions of TCB, Alamo and Summit during 2006, approximately 33% were commercial and industrial loans and approximately 62% were real estate loans. Of the $326.3 million of loans acquired in connection with the acquisition of

Horizon during 2005, approximately 20% were commercial and industrial and approximately 74% were real estate loans.

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. As detailed in the discussion of real estate loans below, the properties securing the Corporation's commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the Corporation's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2007, approximately 60% of the outstanding principal balance of the Corporation's commercial real estate loans were secured by owner-occupied properties.

With respect to loans to developers and builders that are secured by non-owner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Corporation maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

Commercial and Industrial Loans. Commercial and industrial loans increased $252.4 million, or 7.3% from $3.4 billion at December 31, 2006 to $3.7 billion at December 31, 2007. The Corporation's commercial and industrial loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with the Corporation's loan policy guidelines. The commercial and industrial loan portfolio also includes the commercial lease and asset-based lending portfolios as well as purchased shared national credits ("SNCs"), which are discussed in more detail below.

Industry Concentrations. As of December 31, 2007 and 2006, there were no concentrations of loans within any single industry in excess of 10% of total loans, as segregated by Standard Industrial Classification code ("SIC code"). The SIC code is a federally designed standard industrial numbering system used by the Corporation to categorize loans by the borrower's type of business. The following table summarizes the industry concentrations of the Corporation's loan portfolio, as segregated by SIC code. Industry concentrations are stated as a percentage of year-end total loans as of December 31, 2007 and 2006:

	2007	2006
Industry concentrations:		
Energy	8.6%	8.0%
Medical services	5.5	5.7
Building construction	4.6	4.4
Public finance	4.4	3.5
Services	3.9	4.1
Manufacturing, other	3.4	3.4
General and specific trade contractors	2.8	3.5
Insurance	2.8	2.4
Religion	2.6	2.6
Legal services	2.5	2.4
Restaurants	2.1	2.1
All other (35 categories in 2007 and 2006)	56.8	57.9
Total loans	100.0%	100.0%

The Corporation's largest concentration in any single industry is in energy. Year-end energy loans were as follows:

	2007	2006
Energy loans:		
Production	$468,204	$424,474
Service	133,733	116,018
Traders	13,621	12,501
Manufacturing	46,868	32,929
Refining	2,072	721
Total energy loans	$664,498	$586,643

Large Credit Relationships. The market areas served by the Corporation include three of the top ten most populated cities in the United States. These market areas are also home to a significant number of Fortune 500 companies. As a result, the Corporation originates and maintains large credit relationships with numerous commercial customers in the ordinary course of business. The Corporation considers large credit relationships to be those with commitments equal to or in excess of $10.0 million, excluding treasury management lines exposure, prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $10.0 million. In addition to the Corporation's normal policies and procedures related to the origination of large credits, the Corporation's Central Credit Committee (CCC) must approve all new and renewed credit facilities which are part of large credit relationships. The CCC meets regularly and reviews large credit relationship activity and discusses the current pipeline, among other things. The following table provides additional information on the Corporation's large credit relationships outstanding at year-end.

	2007			2006		
	Number of Relationships	Period-End Balances		Number of Relationships	Period-End Balances	
		Committed	Outstanding		Committed	Outstanding
Large credit relationships:						
$20.0 million and greater	110	$3,421,582	$1,555,253	91	$2,616,299	$1,318,739
$10.0 million to $19.9 million....	147	2,078,651	1,131,512	117	1,640,185	888,097

Growth in outstanding balances related to large credit relationships primarily resulted from an increase in commitments. As of December 31, 2007, approximately $649.0 million of the committed amount for credit relationships in excess of $20.0 million and approximately $851.6 million of the committed amount for credit relationships between $10.0 million and $19.9 million were related to newly reported large credit relationships. The average commitment per large credit relationship in excess of $20.0 million totaled $31.1 million at December 31, 2007 and $28.8 million at December 31, 2006. The average outstanding balance per large credit relationship with a commitment in excess of $20.0 million totaled $14.1 million at December 31, 2007 and $14.5 million at December 31, 2006. The average commitment per large credit relationship between $10.0 million and $19.9 million totaled $14.1 million at December 31, 2007 and $14.0 million at December 31, 2006. The average outstanding balance per large credit relationship with a commitment between $10 million and $19.9 million totaled $7.7 million at December 31, 2007 and $7.6 million at December 31, 2006.

Purchased Shared National Credits. Purchased SNCs are participations purchased from upstream financial organizations and tend to be larger in size than the Corporation's originated portfolio. The Corporation's purchased SNC portfolio totaled $411.9 million at December 31, 2007, increasing from $360.1 million at December 31, 2006. At December 31, 2007, 63.3% of outstanding purchased SNCs was related to the energy industry. The remaining purchased SNCs were diversified throughout various other industries, with no other single industry exceeding 10% of the total purchased SNC portfolio. Additionally, almost all of the outstanding balance of purchased SNCs was included in the commercial and industrial portfolio, with the remainder included in the real estate categories. SNC participations are originated in the normal course of business to meet the needs of the Corporation's customers. As a matter of policy, the Corporation generally only participates in SNCs for companies headquartered in or which have significant operations within the Corporation's market areas. In addition, the Corporation must have direct access to the company's management, an existing banking relationship or the expectation of broadening the relationship with other banking products and services within the following 12 to 24 months. SNCs are reviewed at least quarterly for credit quality and business development successes. The following table provides additional information about certain credits within the Corporation's purchased SNCs portfolio as of year-end.

	2007			2006		
	Number of Relationships	Period-End Balances		Number of Relationships	Period-End Balances	
		Committed	Outstanding		Committed	Outstanding
Purchased shared national credits:						
$20.0 million and greater	22	$532,860	$264,475	17	$427,700	$215,478
$10.0 million to $19.9 million..	18	242,225	137,606	18	247,250	129,151

Real Estate Loans. Real estate loans totaled $3.7 billion at December 31, 2007, an increase of $114.6 million, or 3.2%, compared to $3.6 billion at December 31, 2006. Commercial real estate loans totaled $2.9 billion, or 79.7% of total real estate loans, at December 31, 2007 and $2.8 billion or 78.9% of total real estate loans, at December 31, 2006. The majority of this portfolio consists of commercial real estate mortgages, which includes both permanent and intermediate term loans. The Corporation's primary focus for the commercial real estate portfolio has been growth in loans secured by owner-occupied properties. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Consequently, these loans must undergo the analysis and underwriting process of a commercial and industrial loan, as well as that of a real estate loan.

The following tables summarize the Corporation's commercial real estate loan portfolio, as segregated by (i) the type of property securing the credit and (ii) the geographic region in which the property is located. Property type concentrations are stated as a percentage of year-end total commercial real estate loans as of December 31, 2007 and 2006:

	2007	2006
Property type:		
Office building	16.0%	21.3%
Office/warehouse	15.8	13.1
1-4 family	9.6	10.3
Medical offices and services	5.4	5.9
Retail	6.4	5.1
Religious	5.0	4.1
Land in development	5.0	7.1
Non-farm/non-residential	5.0	3.4
All other	31.8	29.7
Total commercial real estate loans	100.0%	100.0%
Geographic region:		
Fort Worth	29.0%	29.8%
Houston	22.8	22.3
San Antonio	21.0	18.9
Dallas	8.3	9.2
Austin	8.2	7.8
Rio Grande Valley	5.5	6.6
Corpus Christi	5.2	5.4
Total commercial real estate loans	100.0%	100.0%

Consumer Loans. The consumer loan portfolio, including all consumer real estate, totaled $1.1 billion at December 31, 2007, increasing $23.6 million, or 2.2%, from $1.1 billion at December 31, 2006. Excluding 1-4 family residential mortgages, indirect loans and student loans, total consumer loans increased $36.8 million, or 3.9%, from December 31, 2006.

As the following table illustrates as of year-end, the consumer loan portfolio has five distinct segments, including consumer real estate, consumer non-real estate, student loans held for sale, indirect consumer loans and 1-4 family residential mortgages.

	2007	2006
Construction	$ 61,595	$ 114,142
Land	2,996	5,394
Home equity loans	282,947	241,680
Home equity lines of credit	86,873	87,103
Other consumer real estate	217,901	179,791
Total consumer real estate	652,312	628,110
Consumer non-real estate	323,320	310,752
Student loans held for sale	62,861	47,335
Indirect	2,031	3,475
1-4 family residential mortgages	98,077	125,294
Total consumer loans	$1,138,601	$1,114,966

Consumer real estate loans, excluding 1-4 family mortgages, increased $24.2 million, or 3.9%, from December 31, 2006. Home equity loans were first permitted in the State of Texas beginning January 1, 1998. Combined, home equity loans and lines of credit made up 56.7% and 52.3% of the consumer real estate loan total at December 31, 2007 and 2006. The Corporation offers home equity loans up to 80% of the estimated value of the personal residence of the borrower, less the value of existing mortgages and home improvement loans.

The consumer non-real estate loan portfolio primarily consists of automobile loans, unsecured revolving credit products, personal loans secured by cash and cash equivalents, and other similar types of credit facilities.

The Corporation primarily originates student loans for resale. Accordingly, these loans are considered "held for sale." Student loans are included in total loans in the consolidated balance sheet. Student loans are generally sold on a non-recourse basis after the deferment period has ended; however, from time to time, the Corporation has sold such loans prior to the end of the deferment period. The Corporation sold approximately $63.1 million of student loans during 2007 compared to $70.3 million during 2006 and $73.2 million during 2005.

The indirect consumer loan segment has continued to decrease since the Corporation's decision to discontinue originating these types of loans during 2000. Indirect loans increased $1.1 million during 2006 compared to 2005 as a result of loans acquired in connection with the acquisitions of TCB, Alamo and Summit.

The Corporation also discontinued originating 1-4 family residential mortgage loans in 2000. This portfolio will continue to decline due to the decision to withdraw from the mortgage origination business. 1-4 family residential mortgage loans increased $30.3 million during 2006 compared to 2005 as a result of loans acquired in connection with the acquisitions of TCB, Alamo and Summit.

Foreign Loans. The Corporation makes U.S. dollar-denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2007 or 2006.

Maturities and Sensitivities of Loans to Changes in Interest Rates. The following table presents the maturity distribution of the Corporation's loans, excluding 1-4 family residential real estate loans, student loans and unearned discounts, at December 31, 2007. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate or LIBOR.

	Due in One Year or Less	After One, but Within Five Years	After Five Years	Total
Commercial and industrial	$1,818,402	$1,460,937	$ 410,523	$3,689,862
Real estate construction	288,507	189,488	143,776	621,771
Commercial real estate and land	399,844	1,053,591	926,670	2,380,105
Consumer and other	133,421	302,647	509,891	945,959
Total	$2,640,174	$3,006,663	$1,990,860	$7,637,697
Loans with fixed interest rates	$ 873,640	$1,162,518	$1,115,954	$3,152,112
Loans with floating interest rates	1,766,534	1,844,145	874,906	4,485,585
Total	$2,640,174	$3,006,663	$1,990,860	$7,637,697

The Corporation may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Corporation's best interest. In such instances, the Corporation generally requires payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal. The Corporation has entered into interest rate swaps that effectively convert $1.2 billion of loans with floating interest rates tied to the prime rate reported in the table above into fixed rate loans for a period of seven years. See Note 17 — Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to these interest rate swaps.

Non-Performing Assets and Potential Problem Loans

Non-Performing Assets. Year-end non-performing assets and accruing past due loans were as follows:

	2007	2006	2005	2004	2003
Non-accrual loans:					
Commercial and industrial	$11,445	$20,813	$25,556	$27,089	$35,914
Real estate	12,026	29,580	4,963	2,471	10,766
Consumer and other	972	1,811	2,660	883	771
Total non-accrual loans	24,443	52,204	33,179	30,443	47,451
Restructured loans	—	—	—	—	—
Foreclosed assets:					
Real estate	4,596	5,500	4,403	7,369	5,054
Other	810	45	1,345	1,304	289
Total foreclosed assets	5,406	5,545	5,748	8,673	5,343
Total non-performing assets	$29,849	$57,749	$38,927	$39,116	$52,794
Ratio of non-performing assets to:					
Total loans and foreclosed assets	0.38%	0.78%	0.64%	0.76%	1.15%
Total assets	0.22	0.44	0.33	0.39	0.55
Accruing past due loans:					
30 to 89 days past due	$45,290	$56,836	$32,908	$20,895	$24,419
90 or more days past due	14,347	10,917	7,921	5,231	14,462
Total accruing past due loans	$59,637	$67,753	$40,829	$26,126	$38,881
Ratio of accruing past due loans to total loans:					
30 to 89 days past due	0.58%	0.77%	0.54%	0.41%	0.53%
90 or more days past due	0.19	0.15	0.13	0.10	0.32
Total accruing past due loans	0.77%	0.92%	0.67%	0.51%	0.85%

Non-performing assets include non-accrual loans, restructured loans and foreclosed assets. Non-performing assets at December 31, 2007 decreased $27.9 million from December 31, 2006. The decrease was largely related to a single credit relationship totaling $23.1 million. The properties securing this credit relationship were sold at auction during 2007. Due to the shortfall in the proceeds from the sale of the properties, the Corporation recognized charge-offs totaling $6.3 million, as further discussed in the section captioned "Allowance For Possible Loan Losses" included elsewhere in this discussion. This credit relationship was first reported as a potential problem during the third quarter of 2006 and was the primary cause of the increase in non-accrual loans reported at December 31, 2006 compared to December 31, 2005.

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectibility of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to a customer whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days or more past due. For consumer loans, collectibility and loss are generally determined before the loan reaches 90 days past due. Accordingly, losses on consumer loans are recorded at the time they are determined. Consumer loans that are 90 days or more past due are generally either in liquidation/payment status or bankruptcy awaiting confirmation of a plan. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as non-accrual does not preclude the ultimate collection of loan principal or interest.

Restructured loans are loans on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties.

Potential Problem Loans. Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor's potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis. As of December 31, 2007, the Corporation had $30.3 million in loans of this type which are not included in either of the non-accrual or 90 days past due loan categories. At December 31, 2007, potential problem loans consisted of 9 credit relationships. Of the total outstanding balance at December 31, 2007, approximately 32.2% related to a customer that operates in the auto supplies industry, approximately 28.0% related to three customers that operate in the building and real estate development industry and approximately 23.8% related to a customer in the insurance industry. Weakness in these companies' operating performance has caused the Corporation to heighten the attention given to these credits.

Allowance For Possible Loan Losses

The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" and includes allowance allocations calculated in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, and allowance allocations calculated in accordance with SFAS No. 5, "Accounting for Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools, and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with SFAS 114 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with SFAS 5 based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) general valuation allowances determined in accordance with SFAS 5 based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of classified loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. Loans with a calculated grade that is below a predetermined grade are adversely classified. Once a loan is classified, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for possible loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. If after review, a specific valuation allowance is not assigned to the loan, and the loan is not considered to be impaired, the loan is included with a pool of similar loans that is assigned a historical valuation allowance calculated based on historical loss experience.

Historical valuation allowances are calculated based on the historical loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Corporation's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer loans and 1-4 family residential mortgages.

General valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to the Corporation. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the bank's lending management and staff; (ii) the effectiveness of the Corporation's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

Included in the general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy exceptions that exceed specified risk grades.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

The table below provides an allocation of the year-end allowance for possible loan losses by loan type; however, allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories:

	2007		2006		2005		2004		2003	
	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Possible Loan Losses	Percentage of Loans in each Category to Total Loans
Commercial and industrial	$50,245	47.1%	$44,603	46.2%	$50,357	45.7%	$49,696	48.4%	$42,504	47.6%
Real estate	20,800	47.5	24,955	48.5	16,378	48.6	12,393	45.1	19,752	45.0
Consumer	10,721	5.0	8,238	4.9	5,303	5.2	4,436	6.1	3,920	6.8
Other	2,705	0.4	2,125	0.4	1,556	0.5	1,081	0.4	1,217	0.6
Unallocated	7,868	—	16,164	—	6,731	—	8,204	—	16,108	—
Total	$92,339	100.0%	$96,085	100.0%	$80,325	100.0%	$75,810	100.0%	$83,501	100.0%

During 2007, the reserve allocated to commercial and industrial loans increased compared to 2006 primarily due to an increase in general valuation allowances related to large balance and highly leveraged credit relationships that exceed specified risk grades and an increase in the level of classified loans which impacted the level of allocations required based upon historical loss experience. The increase from these items was partly offset by a decrease in specific valuation allowances determined in accordance with SFAS 114. Specific valuation allowances related to commercial and industrial loans decreased approximately $5.5 million in 2007 compared to 2006. The decrease in the reserve allocated to real estate loans during 2007 compared to 2006 was primarily related to a decrease in specific valuation allowances of approximately $3.0 million and a decrease in general valuation allowances previously allocated to compensate for concentration risk related to certain higher-risk categories of real estate loans. The decrease in specific valuation allowances related to real estate loans was primarily due to the charge-off of a large credit relationship during 2007, as further discussed below. Specific valuation allowances related to this credit relationship totaled $2.0 million at December 31, 2006. The increase in the reserve allocated to consumer loans during 2007 compared to 2006 was primarily due to growth in the consumer loan portfolio combined with an increase in the historical loss ratio associated with consumer loans. The unallocated portion of the allowance for possible loan losses decreased during 2007 compared to 2006. During 2006, higher unallocated reserves were maintained in part due to the relative uncertainty of the credit quality of certain loans acquired in connection with the acquisition of Summit during the fourth quarter of 2006.

During 2006, the reserve allocation related to real estate loans increased compared to 2005 primarily due to growth in the real estate loan portfolio and an increase in specific valuation allowances determined in accordance with SFAS 114. The overall growth in real estate loans included growth in several of the higher-risk categories of real estate loans, which resulted in higher reserve allocations to compensate for the additional concentration risk. Specific valuation allowances related to real estate loans increased approximately $2.7 million in 2006 compared to 2005. The decrease in the reserve allocation for commercial and industrial loans during 2006 compared to 2005 was primarily due to a decrease in the level of criticized commercial and industrial loans and a decrease in specific valuation allowances partly offset by growth in the commercial and industrial loan portfolio. Specific valuation allowances related to commercial and industrial loans decreased approximately $2.1 million in 2006 compared to 2005. The increase in the reserve allocation for consumer loans during 2006 compared to 2005 was primarily due to growth in the consumer loan portfolio. The overall growth in loans resulted in an increase in historical valuation allowances determined in accordance with SFAS 5 based on historical loan loss experience for similar loans with similar characteristics and trends. The reserves allocated in accordance with SFAS 5 for all types of loans were also impacted by an increase in the relative percentage by which the historical valuation allowances are adjusted to compensate for current qualitative risk factors. The increase in the unallocated portion of the allowance for possible loan losses during 2006 compared to 2005 was partly related to the relative uncertainty of the credit quality of certain loans acquired in connection with the acquisition of Summit during the fourth quarter of 2006.

During 2005, the reserve allocation related to real estate loans increased compared to 2004 primarily due to growth in the real estate loan portfolio combined with an increase in the level of criticized loans. The overall growth in real estate loans included growth in several of the higher-risk categories of real estate loans, which resulted in higher reserve allocations to compensate for the additional concentration risk. The increase in the reserve allocation for commercial and industrial loans during 2005 compared to 2004 was primarily due to an increase in the level of criticized loans combined with growth in the commercial and industrial loan portfolio. The growth in real estate and commercial and industrial loans as well as the level of criticized loans in these portfolios resulted in an increase in historical valuation allowances determined in accordance with SFAS 5 based on historical loan loss experience for similar loans with similar characteristics and trends. The reserves allocated in accordance with SFAS 5 for all types of loans were impacted by a reduction in the relative percentage by which the historical valuation allowances are adjusted to compensate for current qualitative risk factors. Specific valuation allowances determined in accordance with SFAS 114 related to commercial and industrial loans decreased approximately $2.1 million in 2005 compared to 2004. Specific valuation allowances for other types of loans were not significant at December 31, 2005.

During 2004, reserve allocations for commercial and industrial loans increased compared to 2003 despite a decline in the level of criticized loans. The increase in reserve allocations was the result of portfolio growth and increases in historical valuation allowances determined in accordance with SFAS 5 based on historical loan loss experience for similar loans with similar characteristics and trends. Specific valuation allowances determined in accordance with SFAS 114 related to commercial and industrial loans decreased in 2004 compared to 2003. The reserve allocations related to real estate loans increased in 2003 primarily due to increases in specific valuation allowances. These allocations were reduced in 2004 as many of the loans were repaid, charged-off or reclassified due to improved performance.

The unallocated reserve was higher in 2003 as a result of the prevailing weaker economic conditions, which helped create a higher risk environment for loan portfolios. The Corporation responded to this higher risk environment by increasing unallocated reserves based on risk factors thought to increase with the slowing economy. During 2004, improving economic conditions appeared to reduce the overall risk environment for loan portfolios. Furthermore, the Corporation began to experience positive trends in several important credit quality measures including the levels of past due loans, potential problem loans and criticized assets. As a result, the level of unallocated reserve was decreased in 2004 through a reduction in the provision for loan losses, as further discussed below, and a reallocation of amounts to commercial and industrial loans as discussed above.

Activity in the allowance for possible loan losses is presented in the following table. There were no charge-offs or recoveries related to foreign loans during any of the periods presented.

	2007	2006	2005	2004	2003
Balance of allowance for possible loan losses at beginning of year	$ 96,085	$ 80,325	$ 75,810	$ 83,501	$ 82,584
Provision for possible loan losses	14,660	14,150	10,250	2,500	10,544
Allowance for possible loan losses acquired	—	12,720	3,186	—	—
Charge-offs:					
Commercial and industrial	(7,541)	(10,983)	(8,448)	(12,570)	(11,627)
Real estate	(9,309)	(727)	(531)	(2,724)	(1,607)
Consumer and other	(8,309)	(7,223)	(6,126)	(4,721)	(3,761)
Total charge-offs	(25,159)	(18,933)	(15,105)	(20,015)	(16,995)
Recoveries:					
Commercial and industrial	2,125	3,019	2,409	6,219	5,581
Real estate	331	483	351	718	272
Consumer and other	4,297	4,321	3,424	2,887	1,515
Total recoveries	6,753	7,823	6,184	9,824	7,368
Net charge-offs	(18,406)	(11,110)	(8,921)	(10,191)	(9,627)
Balance at end of year	$ 92,339	$ 96,085	$ 80,325	$ 75,810	$ 83,501
Net charge-offs as a percentage of average loans	0.25%	0.17%	0.16%	0.20%	0.21%
Allowance for possible loan losses as a percentage of year-end loans	1.19	1.30	1.32	1.47	1.82
Allowance for possible loan losses as a percentage of year-end non-accrual loans	377.8	184.1	242.1	249.0	176.0
Average loans outstanding during the year	$7,464,140	$6,523,906	$5,594,477	$4,823,198	$4,497,489
Loans outstanding at year-end	7,769,362	7,373,384	6,085,055	5,164,991	4,590,746
Non-accrual loans outstanding at year-end	24,443	52,204	33,179	30,443	47,451

As stated above, the provision for possible loan losses reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors. The provision for possible loan losses increased $510 thousand in 2007 to $14.7 million compared to $14.2 million in 2006 and increased $3.9 million in 2006 compared to $10.3 million in 2005. The increase in the provision for possible loan losses in 2007 was primarily due to an increase in net charge-offs as well growth in the loan portfolio. The increase in the provision for possible loan losses in 2006 was primarily due to growth in the loan portfolio. The provision for possible loan losses increased in 2005 in part due to an increase in the level of criticized loans. The increase in the provision for possible loan losses in 2005 was also partly due to the overall growth in the loan portfolio.

Net charge-offs in 2007 increased $7.3 million compared to 2006 while net charge-offs in 2006 increased $2.2 million compared to 2005. During 2007, the Corporation recognized real estate related charge-offs totaling $6.3 million related to a single credit relationship. At the time of the charge-off, the Corporation had a specific valuation allowance totaling $3.8 million allocated to this credit relationship. This valuation allowance was accumulated through prior provisions as the credit relationship deteriorated and moved through the Corporation's problem loan classification and reporting process. The amount by which charge-offs related to this credit relationship exceeded the specific valuation allocated to this credit relationship was recognized as additional provision during 2007. Net charge-offs as a percentage of average loans increased 8 basis points in 2007 compared to 2006. Excluding the aforementioned $6.3 million in charge-offs related to a single credit relationship, net charge-offs as a percentage of average loans would have decreased 1 basis point in 2007 compared to 2006.

Management believes the level of the allowance for possible loan losses was adequate as of December 31, 2007. Should any of the factors considered by management in evaluating the adequacy of the allowance for possible loan losses change, the Corporation's estimate of probable loan losses could also change, which could affect the level of future provisions for possible loan losses.

Securities

Year-end securities were as follows:

	2007		2006		2005	
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
Held to maturity:						
U.S. government agencies and corporations	$ 7,125	0.2%	$ 9,096	0.3%	$ 11,701	0.4%
Other	1,000	—	1,000	—	1,000	—
Total	8,125	0.2	10,096	0.3	12,701	0.4
Available for sale:						
U.S. Treasury	—	—	89,683	2.7	84,309	2.7
U.S. government agencies and corporations	2,845,311	83.0	2,902,609	86.6	2,676,103	87.0
States and political subdivisions	524,085	15.3	310,376	9.3	271,293	8.8
Other	37,616	1.1	28,285	0.8	27,406	0.9
Total	3,407,012	99.4	3,330,953	99.4	3,059,111	99.4
Trading:						
U.S. Treasury	11,913	0.4	8,515	0.3	6,217	0.2
States and political subdivisions	—	—	891	—	—	—
Total	11,913	0.4	9,406	0.3	6,217	0.2
Total securities	$3,427,050	100.0%	$3,350,455	100.0%	$3,078,029	100.0%

The following tables summarize the maturity distribution schedule with corresponding weighted-average yields of securities held to maturity and securities available for sale as of December 31, 2007. Weighted-average yields have been computed on a fully taxable-equivalent basis using a tax rate of 35%. Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as available for sale include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which have no maturity date. These securities have been included in the total column only.

	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to maturity:										
U.S. government agencies and corporations	$ 53	8.31%	$ 46	9.60%	$ 1,629	7.13%	$ 5,397	5.95%	$ 7,125	6.26%
Other	—		1,000	4.28	—		—		1,000	4.28
Total	$ 53	8.31	$ 1,046	4.51	$ 1,629	7.13	$ 5,397	5.95	$ 8,125	6.02
Available for Sale:										
U.S. government agencies and corporations	$37,256	4.59%	$ 6,814	4.69%	$200,891	5.01%	$2,600,350	5.09%	$2,845,311	5.08%
States and political subdivisions	12,451	6.33	118,349	6.07	91,803	6.03	301,482	6.23	524,745	6.16
Other	—		—		—		—		37,616	—
Total	$49,707	5.03	$125,163	5.99	$292,694	5.33	$2,901,832	5.21	$3,407,012	5.25

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. The remaining securities are classified as trading. Trading securities are held primarily for sale in the near term and are carried at their fair values, with unrealized gains and losses included immediately in other income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

At December 31, 2007, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of the Corporation's shareholders' equity.

The average taxable-equivalent yield of the securities portfolio was 5.24% in 2007 compared to 5.00% in 2006 and 4.84% in 2005. During 2007 and 2006, average taxable-equivalent yields on mortgage-backed securities increased primarily as a result of higher reinvestment yields. See the section captioned "Net Interest Income" included elsewhere in this discussion. The overall growth in the securities portfolio over the comparable periods was primarily funded by deposit growth.

Deposits

The table below presents the daily average balances of deposits by type and weighted-average rates paid thereon during the years presented:

	2007		2006		2005	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest-bearing:						
Commercial and individual	$ 3,224,741		$3,005,811		$2,639,071	
Correspondent banks	248,591		277,332		323,712	
Public funds	50,800		51,137		45,967	
Total	3,524,132		3,334,280		3,008,750	
Interest-bearing:						
Private accounts:						
Savings and interest checking	1,401,437	0.47%	1,283,830	0.36%	1,206,055	0.25%
Money market deposit accounts	3,494,704	3.08	3,022,866	3.05	2,646,975	1.82
Time accounts of $100,000 or more	773,324	4.44	617,790	3.93	501,040	2.45
Time accounts under $100,000	609,383	4.25	505,189	3.67	393,419	2.09
Public funds	409,661	3.89	420,441	3.72	376,547	1.93
Total	6,688,509	2.84	5,850,116	2.65	5,124,036	1.54
Total deposits	$10,212,641	1.86	$9,184,396	1.69	$8,132,786	0.97

Average deposits increased $1.0 billion in 2007 compared to 2006 and increased $1.1 billion in 2006 compared to 2005. The majority of the increase in average deposits during 2007 compared to 2006 was related to the full year impact of the acquisition of $973.9 million in deposits in connection with the acquisition of Summit in the fourth quarter of 2006. Approximately $633.9 million of the increase in average deposits during 2006 compared to 2005 resulted from the Corporation's acquisition of $319.1 million of deposits in connection with the acquisition of Horizon during the fourth quarter of 2005, $381.6 million of deposits in connection with the acquisitions of TCB and Alamo during the first quarter of 2006 and the aforementioned $973.9 million of deposits in connection with the acquisition of Summit during the fourth quarter of 2006. The deposits acquired during 2006 included approximately $426.6 million of non-interest-bearing commercial and individual deposits and approximately $928.9 million of interest-bearing deposits (encompassing $246.1 million of savings and interest checking accounts, $314.2 million of money market accounts and $368.6 million of time accounts). The deposits acquired during 2005 included approximately $152.1 million of non-interest-bearing commercial and individual deposits and approximately $167.0 million of interest-bearing deposits (encompassing $44.6 million of savings and interest checking accounts, $56.7 million of money market accounts and $65.7 million of time accounts).

The majority of the increase in average deposits during the comparable years was in average interest-bearing deposits. The ratio of average interest-bearing deposits to total average deposits increased to 65.5% in 2007 from 63.7% in 2006 and 63.0% in 2005. The average cost of interest-bearing deposits and total deposits was 2.84% and 1.86% during 2007 compared to 2.65% and 1.69% during 2006 and 1.54% and 0.97% during 2005. The increase in the average cost of interest-bearing deposits during 2007 compared to 2006 and during 2006 compared to 2005 was primarily the result of higher interest rates offered on deposit products due to higher average market interest rates. Additionally, the relative proportion of lower-cost savings and interest checking to total interest-bearing deposits has trended downward during the comparable periods.

The following table presents the proportion of each component of average non-interest-bearing deposits to the total of such deposits during the years presented:

	2007	2006	2005
Commercial and individual	91.5%	90.2%	87.7%
Correspondent banks	7.1	8.3	10.8
Public funds	1.4	1.5	1.5
Total	100.0%	100.0%	100.0%

Average non-interest-bearing deposits increased $189.9 million, or 5.7%, in 2007 compared to 2006 while average non-interest-bearing deposits increased $325.5 million, or 10.8%, in 2006 compared to 2005. The increase in 2007 compared to 2006 was primarily due to $218.9 million, or 7.3% increase in average commercial and individual deposits partly offset by a $28.7 million decrease in average correspondent bank deposits. The increase in 2006 compared to 2005 was primarily due to a $366.7 million, or 13.9%, increase in average commercial and individual demand deposits partly offset by a $46.4 million, or 14.3%, decrease in average correspondent bank deposits. The increase in average commercial and individual demand deposits was partly due to the added deposits acquired in the aforementioned acquisitions. Average commercial and individual demand deposits during 2007, 2006 and 2005 included approximately $116.0 million, $68.6 million and $10.3 million of deposits that were received under a contractual relationship assumed in connection with the acquisition of Horizon. The Corporation expects this contractual relationship will be terminated in 2008. The decrease in correspondent bank deposits during the comparable periods was partly due to declines in volumes related to several large customers, one of which had unusually high average volumes during the latter part of 2005 and early 2006.

The following table presents the proportion of each component of average interest-bearing deposits to the total of such deposits during the years presented:

	2007	2006	2005
Private accounts:			
Savings and interest checking	21.0%	21.9%	23.5%
Money market deposit accounts	52.2	51.7	51.7
Time accounts of $100,000 or more	11.6	10.6	9.8
Time accounts under $100,000	9.1	8.6	7.7
Public funds	6.1	7.2	7.3
Total	100.0%	100.0%	100.0%

Total average interest-bearing deposits increased $838.4 million, or 14.3%, in 2007 compared to 2006 and increased $726.1 million, or 14.2%, in 2006 compared to 2005. The growth in average deposits during 2007 and 2006 was partly due to the added deposits acquired in the aforementioned acquisitions. The Corporation has experienced a shift in the relative mix of interest-bearing deposits during the comparable years as the proportion of higher-yielding time accounts and money market deposit accounts has increased while the proportion of savings and interest checking accounts has decreased. The shift in relative proportions appears to be related to the higher interest rate environment experienced over the last two years as many customers appear to have become more inclined to invest their funds for extended periods.

Geographic Concentrations. The following table summarizes the Corporation's average total deposit portfolio, as segregated by the geographic region from which the deposit accounts were originated. Certain accounts, such as correspondent bank deposits, are recorded at the statewide level. Geographic concentrations are stated as a percentage of average total deposits during the years presented.

	2007	2006	2005
San Antonio	32.1%	35.7%	38.5%
Houston	18.6	20.4	18.8
Fort Worth	22.1	14.6	14.3
Austin	10.6	10.9	11.0
Corpus Christi	6.4	6.8	7.6
Dallas	4.2	4.9	4.3
Rio Grande Valley	3.7	4.0	1.5
Statewide	2.3	2.7	4.0
Total	100.0%	100.0%	100.0%

The Corporation experienced deposit growth in all regions during 2007 compared to 2006 with the exception of the Dallas and Statewide regions. Average deposits in the Dallas region decreased $27.0 million, 6.0%, and average deposits for the Statewide region decreased $2.6 million, or 1.1%. The increase in the Fort Worth region was impacted by the $973.9 million in deposits acquired in connection with the acquisition of Summit in December 2006. Excluding the impact of this acquisition, the Austin region had the largest dollar volume and percentage increase during 2007 compared to 2006, increasing $74.7 million, or 7.5%. Average deposits for the Corpus Christi region increased $35.9 million, or 5.8%. Changes in the average volume of deposits during 2007 compared to 2006 for other regions were not significant.

The Corporation experienced deposit growth in all regions during 2006 compared to 2005 with the exception of the Statewide region. Average deposits for the Statewide region decreased $81.5 million, or 24.9%, in 2006 compared to 2005. The decrease was primarily related to the declines in correspondent bank deposits discussed above. The geographic concentrations of average deposits for certain regions was impacted by acquisitions. The Houston region was impacted by the acquisition of Horizon, while the Dallas region was impacted by the acquisition of TCB, the Rio Grande Valley region was impacted by the acquisition of Alamo and the Fort Worth region was impacted by the acquisition of Summit. Excluding the impact of these acquisitions, the San Antonio region had the largest dollar volume increase during 2006 and 2005, increasing $146.5 million, or 4.7%, in 2006 compared to 2005. In terms of percentage growth and excluding the impact of acquisitions, the Austin and Rio Grande Valley regions had the largest increases during 2006. Average deposits in the Austin region increased $105.1 million, or 11.7%, in 2006 compared to 2005. Average deposits in the Rio Grande Valley region increased $13.8 million, or 11.3%, in 2006 compared to 2005.

Foreign Deposits. Mexico has historically been considered a part of the natural trade territory of the Corporation's banking offices. Accordingly, U.S. dollar-denominated foreign deposits from sources within Mexico have traditionally been a significant source of funding. Average deposits from foreign sources, primarily Mexico, totaled $699.5 million in 2007, $711.0 million in 2006 and $641.2 million in 2005.

Short-Term Borrowings

The Corporation's primary source of short-term borrowings is federal funds purchased from correspondent banks and repurchase agreements in the natural trade territory of the Corporation, as well as from upstream banks. Federal funds purchased and repurchase agreements totaled $933.1 million, $864.2 million and $740.5 million at December 31, 2007, 2006 and 2005. The maximum amount of these borrowings outstanding at any month-end was $945.0 million in 2007, $864.2 million in 2006 and $740.5 million in 2005. The weighted-average interest rate on federal funds purchased was 3.69%, 5.05% and 3.93% at December 31, 2007, 2006 and 2005.

The following table presents the Corporation's average net funding position during the years indicated:

	2007		2006		2005	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Federal funds sold and resell agreements	$ 579,964	5.15%	$ 718,950	5.08%	$ 521,674	3.48%
Federal funds purchased and repurchase agreements	(867,152)	3.68	(764,173)	4.08	(605,965)	2.74
Net funds position	$(287,188)		$ (45,223)		$ (84,291)	

The net funds purchased position increased in 2007 compared to 2006 primarily due to a $82.3 million decrease in average federal funds sold and a $56.7 million decrease in average resell agreements combined with a $95.2 million increase in average repurchase agreements and a $7.8 million increase in average federal funds purchased. The net funds purchased position decreased in 2006 compared to 2005 primarily due to a $141.7 million increase in average federal funds sold, a $55.6 million increase in average resell agreements and a $9.3 million decrease in average federal funds purchased partly offset by a $167.5 million increase in average repurchase agreements. The average balance of federal funds sold and resell agreements was elevated in 2006 as the Corporation chose to delay the reinvestment of funds in longer-term securities until more favorable investment yields became available.

Off Balance Sheet Arrangements, Commitments, Guarantees, and Contractual Obligations

The following table summarizes the Corporation's contractual obligations and other commitments to make future payments as of December 31, 2007. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments and standby letters of credit are presented at contractual amounts; however, since many of these commitments are expected to expire unused or only partially used, the total amounts of these commitments do not necessarily reflect future cash requirements.

	Payments Due by Period				
	1 Year or Less	More than 1 Year but Less than 3 Years	3 Years or More but Less than 5 Years	5 Years or More	Total
Contractual obligations:					
Subordinated notes payable	$ —	$ —	$150,000	$100,000	$ 250,000
Junior subordinated deferrable interest debentures	—	—	—	139,177	139,177
Federal Home Loan Bank advances	4,569	6,533	37	7	11,146
Operating leases	16,148	24,687	15,937	37,485	94,257
Deposits with stated maturity dates	1,388,885	137,348	635	20	1,526,888
	1,409,602	168,568	166,609	276,689	2,021,468
Other commitments:					
Commitments to extend credit	58,880	3,511,765	687,019	566,517	4,824,181
Standby letters of credit	3,110	211,250	18,244	3,317	235,921
	61,990	3,723,015	705,263	569,834	5,060,102
Total contractual obligations and other commitments	$1,471,592	$3,891,583	$871,872	$846,523	$7,081,570

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, the Corporation enters into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in its consolidated balance sheets. The Corporation enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Corporation minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. The Corporation also holds certain assets which are not included in its consolidated balance sheets including assets held in fiduciary or custodial capacity on behalf of its trust customers and certain collateral funds resulting from acting as an agent in its securities lending program.

Commitments to Extend Credit. The Corporation enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Corporation's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Commitments to extend credit outstanding at December 31, 2007 are included in the table above.

Standby Letters of Credit. Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit outstanding at December 31, 2007 are included in the table above.

Trust Accounts. The Corporation also holds certain assets in fiduciary or custodial capacity on behalf of its trust customers. The estimated fair value of trust assets was approximately $24.8 billion (including managed assets of $10.5 billion and custody assets of $14.3 billion) at December 31, 2007. These assets were primarily composed of fixed income securities (41.2% of trust assets), equity securities (39.3% of trust assets) and cash equivalents (12.7% of trust assets).

Securities Lending. The Corporation lends certain customer securities to creditworthy brokers on behalf of those customers. If the borrower fails to return these securities, the Corporation indemnifies its customers based on the fair value of the securities. The Corporation holds collateral received in securities lending transactions as an agent. Accordingly, such collateral assets are not assets of the Corporation. The Corporation requires borrowers to provide collateral equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is valued daily and additional collateral is requested as necessary. The maximum future payments guaranteed by the Corporation under these contractual agreements (representing the fair value of securities lent to brokers) totaled $1.9 billion at December 31, 2007. At December 31, 2007, the Corporation held in trust liquid assets with a fair value of $1.9 billion as collateral for these agreements.

Capital and Liquidity

Capital. At December 31, 2007, shareholders' equity totaled $1.5 billion compared to $1.4 billion at December 31, 2006. In addition to net income of $212.1 million, other significant changes in shareholders' equity during 2007 included $110.4 million in treasury stock purchases, $90.8 million of dividends paid, $23.6 million of proceeds from stock option exercises and the related tax benefits of $8.6 million and $9.7 million related to stock-based compensation. The accumulated other comprehensive loss component of shareholders' equity totaled $7.4 million at December 31, 2007 compared to accumulated other comprehensive loss of $54.9 million at December 31, 2006. This fluctuation was related to the after-tax effect of changes in the accumulated gain/loss on effective cash flow hedging derivatives, changes in the fair value of securities available for sale and changes in the funded status of the Corporation's defined benefit post-retirement benefit plans. Under regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to these items do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure Tier 1 and total capital and take into consideration the risk inherent in both on-balance sheet and off-balance sheet items. See Note 12 — Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report.

The Corporation paid quarterly dividends of $0.34, $0.40, $0.40 and $0.40 per common share during the first, second, third and fourth quarters of 2007, respectively, and $0.30, $0.34, $0.34 and $0.34 per common share during the first, second, third and fourth quarters of 2006. This equates to a dividend payout ratio of 42.8% in 2007 and 37.9% in 2006.

The Corporation has maintained several stock repurchase plans authorized by the Corporation's board of directors. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. Under the current plan, which was approved on April 26, 2007, the Corporation was authorized to repurchase up to 2.5 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. Under the plan, the Corporation repurchased 2.1 million shares at a total cost of $109.4 million during 2007. Under the prior plan, which expired on April 29, 2006, the Corporation was authorized to repurchase up to 2.1 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. No shares were repurchased during 2006. During 2005, the Corporation repurchased 300 thousand shares at a cost of $14.4 million. Over the life of this plan, the Corporation repurchased a total of 833.2 thousand shares at a cost of $39.9 million. Also see Part II, Item 5 — Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, included elsewhere in this report.

Liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The Corporation seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, and federal funds sold and resell agreements.

Liability liquidity is provided by access to funding sources which include core deposits and correspondent banks in the Corporation's natural trade area that maintain accounts with and sell federal funds to Frost Bank, as well as federal funds purchased and repurchase agreements from upstream banks.

Since Cullen/Frost is a holding company and does not conduct operations, its primary sources of liquidity are dividends upstreamed from Frost Bank and borrowings from outside sources. Banking regulations may limit the amount of dividends that may be paid by Frost Bank. See Note 12 — Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report regarding such dividends. At December 31, 2007, Cullen/Frost had liquid assets, including cash and resell agreements, totaling $60.8 million. Cullen/Frost also had outside funding sources available, including a $25.0 million short-term line of credit with another financial institution. The line of credit matures annually and bears interest at a fixed LIBOR-based rate or floats with the prime rate. There were no borrowings outstanding on this line of credit at December 31, 2007.

The Corporation's operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. The Corporation seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction.

On February 15, 2007, the Corporation issued $100 million of 5.75% fixed-to-floating rate subordinated notes. The proceeds of the notes were used to partly fund the redemption of $103.1 million of 8.42% junior subordinated deferrable interest debentures, held of record by Cullen/Frost Capital Trust I. As a result of the redemption, the Corporation incurred $5.3 million in expense during 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs. Concurrently, the $100 million of 8.42% trust preferred securities issued by Cullen/Frost Capital Trust I were also redeemed. On January 7, 2008, the Corporation redeemed $3.1 million of floating rate junior subordinated deferrable interest debentures held of record by Alamo Trust. Concurrently, the $3.0 million of floating rate trust preferred securities issued by Alamo Trust were also redeemed. See Note 9 — Borrowed Funds in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information.

Impact of Inflation and Changing Prices

The Corporation's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP presently requires the Corporation to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Corporation is reflected in increased operating costs. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Corporation, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Corporation's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Corporation.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Corporation cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

Recently Issued Accounting Pronouncements

See Note 21 — New Accounting Standards in the accompanying notes to consolidated financial statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact on the Corporation's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements and Factors that Could Affect Future Results" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report, and other cautionary statements set forth elsewhere in this report.

Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices, such as equity prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. Due to the nature of its operations, the Corporation is primarily exposed to interest rate risk and, to a lesser extent, liquidity risk.

Interest rate risk on the Corporation's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in many financial instruments such as loan prepayment options, deposit early withdrawal options and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Corporation. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which subsequently result in a narrowing of the profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as savings accounts, negotiable order of withdrawal accounts, and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The Corporation seeks to avoid fluctuations in its net interest margin and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, the Corporation's interest rate sensitivity and liquidity are monitored on an ongoing basis by its Asset and Liability Committee ("ALCO"), which oversees market risk management and establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive view of the magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships.

The Corporation utilizes an earnings simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12 months. The model measures the impact on net interest income relative to a base case scenario of hypothetical fluctuations in interest rates over the next 12 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate derivatives, such as interest rate swaps, caps and floors, is also included in the model. Other interest rate-related risks such as prepayment, basis and option risk are also considered.

The Committee continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities or enter into derivative contracts to mitigate potential market risk.

As of December 31, 2007, the model simulations projected that a 100 basis point increase in interest rates would result in a nominal increase in net interest income while a 200 basis point increase in interest rates would result in a negative variance in net interest income of 0.3%, relative to the base case over the next 12 months. The model simulations also projected that 100 and 200 basis point decreases in interest rates would result in negative variances in net interest income of 0.6% and 1.7%, respectively, relative to the base case over the next 12 months. As of December 31, 2006, the model simulations projected that 100 and 200 basis point increases in interest rates would result in positive variances in net interest income of 1.6% and 2.3%, respectively, relative to the base case over the next 12 months, while decreases in interest rates of 100 and 200 basis points would result in negative variances in net interest income of 1.7% and 4.7%, respectively, relative to the base case over the next 12 months. During the fourth quarter of 2007 the Corporation entered into three interest rate swap contracts with a total notional amount of $1.2 billion. The interest rate swap contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's monthly interest receipts on a rolling portfolio of $1.2 billion of variable-rate loans outstanding throughout the 84-month period beginning on October 25, 2007 and ending on October 25, 2014 from the risk of variability of those cash flows such that the yield on the underlying loans would remain constant at 7.559% to 8.559%, depending upon the applicable swap contract. In conjunction with entering into the interest rate swap contracts, the Corporation terminated its three interest rate floor contracts, which had a total notional amount of $1.3 billion. These actions resulted in a decrease in the Corporation's sensitivity to changes in interest rates in 2007 compared to 2006. See Note 17 — Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report.

As of December 31, 2007, the effect of a 200 basis point increase in interest rates on the Corporation's derivative holdings would result in a 2.00% negative variance in net interest income. The effect of a 200 basis point decrease in interest rates on the Corporation's derivative holdings would result in a 1.98% positive variance in net interest income.

The effects of hypothetical fluctuations in interest rates on the Corporation's securities classified as "trading" under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," are not significant, and, as such, separate quantitative disclosure is not presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Cullen/Frost Bankers, Inc.

We have audited the accompanying consolidated balance sheets of Cullen/Frost Bankers, Inc. (the "Corporation") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cullen/Frost Bankers, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, to account for stock based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cullen/Frost Bankers, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Antonio, Texas
February 1, 2008

Cullen/Frost Bankers, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
Interest income:			
Loans, including fees	$573,039	$502,657	$359,587
Securities:			
Taxable	148,467	133,184	121,377
Tax-exempt	17,050	11,317	10,566
Interest-bearing deposits	396	251	150
Federal funds sold and resell agreements	29,895	36,550	18,147
Total interest income	768,847	683,959	509,827
Interest expense:			
Deposits	190,237	155,090	78,934
Federal funds purchased and repurchase agreements	31,951	31,167	16,632
Junior subordinated deferrable interest debentures	11,283	17,402	14,908
Subordinated notes payable and other borrowings	16,639	11,137	8,087
Total interest expense	250,110	214,796	118,561
Net interest income	518,737	469,163	391,266
Provision for possible loan losses	14,660	14,150	10,250
Net interest income after provision for possible loan losses	504,077	455,013	381,016
Non-interest income:			
Trust fees	70,359	63,469	58,353
Service charges on deposit accounts	80,718	77,116	78,751
Insurance commissions and fees	30,847	28,230	27,731
Other charges, commissions and fees	32,558	28,105	23,125
Net gain (loss) on securities transactions	15	(1)	19
Other	53,734	43,828	42,400
Total non-interest income	268,231	240,747	230,379
Non-interest expense:			
Salaries and wages	209,982	190,784	166,059
Employee benefits	47,095	46,231	41,577
Net occupancy	38,824	34,695	31,107
Furniture and equipment	32,821	26,293	23,912
Intangible amortization	8,860	5,628	4,859
Other	124,864	106,722	99,493
Total non-interest expense	462,446	410,353	367,007
Income before income taxes	309,862	285,407	244,388
Income taxes	97,791	91,816	78,965
Net income	$212,071	$193,591	$165,423
Earnings per common share:			
Basic	$ 3.60	$ 3.49	$ 3.15
Diluted	3.55	3.42	3.07

See accompanying Notes to Consolidated Financial Statements.

Cullen/Frost Bankers, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2007	December 31, 2006
Assets:		
Cash and due from banks	$ 836,539	$ 707,683
Interest-bearing deposits	5,898	1,677
Federal funds sold and resell agreements	354,075	735,225
Total cash and cash equivalents	1,196,512	1,444,585
Securities held to maturity, at amortized cost	8,125	10,096
Securities available for sale, at estimated fair value	3,407,012	3,330,953
Trading account securities	11,913	9,406
Loans, net of unearned discounts	7,769,362	7,373,384
Less: Allowance for possible loan losses	(92,339)	(96,085)
Net loans	7,677,023	7,277,299
Premises and equipment, net	219,615	219,533
Goodwill	526,851	524,117
Other intangible assets, net	31,523	38,480
Cash surrender value of life insurance policies	116,231	111,742
Accrued interest receivable and other assets	290,209	257,978
Total assets	$13,485,014	$13,224,189
Liabilities:		
Deposits:		
Non-interest-bearing demand deposits	$ 3,597,903	$ 3,699,701
Interest-bearing deposits	6,931,770	6,688,208
Total deposits	10,529,673	10,387,909
Federal funds purchased and repurchase agreements	933,072	864,190
Subordinated notes payable and other borrowings	261,146	186,366
Junior subordinated deferrable interest debentures	139,177	242,270
Accrued interest payable and other liabilities	144,858	166,571
Total liabilities	12,007,926	11,847,306
Shareholders' Equity:		
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized; none issued	—	—
Junior participating preferred stock, par value $0.01 per share; 250,000 shares authorized; none issued	—	—
Common stock, par value $0.01 per share; 210,000,000 shares authorized; 60,236,862 shares issued in 2007 and 59,839,144 shares issued in 2006	602	598
Additional paid-in capital	573,799	548,117
Retained earnings	992,138	883,060
Accumulated other comprehensive loss, net of tax	(7,382)	(54,892)
Treasury stock, 1,574,732 shares in 2007 and no shares in 2006, at cost	(82,069)	—
Total shareholders' equity	1,477,088	1,376,883
Total liabilities and shareholders' equity	$13,485,014	$13,224,189

See accompanying Notes to Consolidated Financial Statements.

Cullen/Frost Bankers, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2007	2006	2005
Operating Activities:			
Net income	$ 212,071	$ 193,591	$ 165,423
Adjustments to reconcile net income to net cash from operating activities:			
Provision for possible loan losses	14,660	14,150	10,250
Deferred tax expense (benefit)	857	(1,266)	555
Accretion of loan discounts	(13,066)	(10,824)	(10,124)
Securities premium amortization (discount accretion), net	(2,090)	(1,516)	329
Net (gain) loss on securities transactions	(15)	1	(19)
Depreciation and amortization	31,357	25,169	24,357
Origination of loans held for sale, net of principal collected	(77,701)	(66,443)	(60,839)
Proceeds from sales of loans held for sale	65,024	73,248	76,431
Net gain on sale of loans held for sale and other assets	(1,841)	(2,149)	(3,418)
Stock-based compensation	9,650	9,240	1,986
Tax benefits from stock-based compensation	187	113	11,371
Excess tax benefits from stock-based compensation	(8,413)	(16,243)	—
Net proceeds from settlement of legal claims	—	—	(2,389)
Earnings on life insurance policies	(4,489)	(4,123)	(3,934)
Net change in:			
Trading account securities	(2,507)	(3,189)	(1,546)
Accrued interest receivable and other assets	(26,035)	22,308	(52,150)
Accrued interest payable and other liabilities	3,634	(285,202)	(23,847)
Net cash from operating activities	201,283	(53,135)	132,436
Investing Activities:			
Securities held to maturity:			
Purchases	(1,000)	—	—
Maturities, calls and principal repayments	2,965	2,596	4,004
Securities available for sale:			
Purchases	(13,592,106)	(14,070,071)	(10,763,788)
Sales	64,924	26,912	19,812
Maturities, calls and principal repayments	13,474,788	13,977,742	10,944,589
Net change in loans	(393,891)	(180,517)	(605,415)
Net cash paid in acquisitions	(2,828)	(100,074)	(13,297)
Proceeds from sales of premises and equipment	5,022	208	465
Purchases of premises and equipment	(26,087)	(27,494)	(18,098)
Benefits received on life insurance policies	—	—	6,553
Proceeds from sales of repossessed properties	6,938	1,750	3,457
Net cash from investing activities	(461,275)	(368,948)	(421,718)
Financing Activities:			
Net change in deposits	141,764	(113,996)	721,655
Net change in short-term borrowings	68,882	105,607	234,187
Proceeds from notes payable	98,799	—	—
Principal payments on notes payable and other borrowings	(128,313)	(19,251)	(6,255)
Proceeds from stock option exercises	23,600	42,703	35,805
Excess tax benefits from stock-based compensation	8,413	16,243	—
Purchase of treasury stock	(110,406)	(4,666)	(14,972)
Cash dividends paid	(90,820)	(73,400)	(61,499)
Net cash from financing activities	11,919	(46,760)	908,921
Net change in cash and cash equivalents	(248,073)	(468,843)	619,639
Cash and cash equivalents at beginning of year	1,444,585	1,913,428	1,293,789
Cash and cash equivalents at end of year	$ 1,196,512	$ 1,444,585	$ 1,913,428

See accompanying Notes to Consolidated Financial Statements

Cullen/Frost Bankers, Inc.
Consolidated Statement of Changes in Shareholders' Equity
(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total
Balance at January 1, 2005	$536	$207,343	$697,872	$(10,784)	$ (72,572)	$ 822,395
Comprehensive income:						
Net income	—	—	165,423	—	—	165,423
Other comprehensive loss, net of tax	—	—	—	(39,658)	—	(39,658)
Total comprehensive income						125,765
Stock issued in acquisition of Horizon Capital Bank (1,400,000 shares)	14	61,371	—	—	—	61,385
Stock option exercises (1,419,195 shares)	—	—	(25,603)	—	61,408	35,805
Tax benefit from stock-based compensation	—	11,371	—	—	—	11,371
Purchase of treasury stock (312,412 shares)	—	—	—	—	(14,972)	(14,972)
Non-vested stock awards (52,100 shares)	—	(2,455)	—	—	2,455	—
Stock-based compensation expense recognized in earnings	—	1,997	—	—	(11)	1,986
Cash dividends ($1.165 per share)	—	—	(61,499)	—	—	(61,499)
Balance at December 31, 2005	550	279,627	776,193	(50,442)	(23,692)	982,236
Comprehensive income:						
Net income	—	—	193,591	—	—	193,591
Other comprehensive loss, net of tax	—	—	—	(4,450)	—	(4,450)
Total comprehensive income						189,141
Stock issued in acquisition of Summit Bancshares (3,818,934 shares)	38	215,235	—	—	—	215,273
Stock option exercises (1,572,230 shares)	10	28,695	(13,324)	—	27,322	42,703
Tax benefit from stock-based compensation	—	113	—	—	—	113
Excess tax benefits from stock-based compensation	—	16,243	—	—	—	16,243
Purchase of treasury stock (86,855 shares)	—	—	—	—	(4,666)	(4,666)
Non-vested stock awards (52,100 shares)	—	(1,036)	—	—	1,036	—
Stock-based compensation expense recognized in earnings	—	9,240	—	—	—	9,240
Cash dividends ($1.32 per share)	—	—	(73,400)	—	—	(73,400)
Balance at December 31, 2006	598	548,117	883,060	(54,892)	—	1,376,883
Comprehensive income:						
Net income	—	—	212,071	—	—	212,071
Other comprehensive income, net of tax	—	—	—	47,510	—	47,510
Total comprehensive income						259,581
Stock option exercises (876,844 shares)	4	10,451	(11,960)	—	25,105	23,600
Tax benefits from stock-based compensation	—	187	—	—	—	187
Excess tax benefits from stock-based compensation	—	8,413	—	—	—	8,413
Purchase of treasury stock (2,115,658 shares)	—	—	—	—	(110,406)	(110,406)
Non-vested stock awards (61,800 shares)	—	(3,019)	(213)	—	3,232	—
Stock-based compensation expense recognized in earnings	—	9,650	—	—	—	9,650
Cash dividends ($1.54 per share)	—	—	(90,820)	—	—	(90,820)
Balance at December 31, 2007	$602	$573,799	$992,138	$ (7,382)	$ (82,069)	$1,477,088

See accompanying Notes to Consolidated Financial Statements

Cullen/Frost Bankers, Inc.
Notes To Consolidated Financial Statements
(table amounts in thousands, except per share amounts)

Note 1 — Summary of Significant Accounting Policies

Nature of Operations. Cullen/Frost Bankers, Inc. (Cullen/Frost) is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. In addition to general commercial and consumer banking, other products and services offered include trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing.

Basis of Presentation. The consolidated financial statements include the accounts of Cullen/Frost and all other entities in which Cullen/Frost has a controlling financial interest (collectively referred to as the "Corporation"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies the Corporation follows conform, in all material respects, to accounting principles generally accepted in the United States.

The Corporation determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Corporation consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIEs) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Corporation's wholly owned subsidiaries, Cullen/Frost Capital Trust II, Alamo Corporation of Texas Trust I and Summit Bancshares Statutory Trust I are VIEs for which the Corporation is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Corporation's consolidated financial statements.

Certain items in prior financial statements have been reclassified to conform to the current presentation. All acquisitions during the reported periods were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition (see Note 2 — Mergers and Acquisitions).

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The allowance for possible loan losses, the fair values of financial instruments, and the status of contingencies are particularly subject to change.

Cash Flow Reporting. Cash and cash equivalents include cash, deposits with other financial institutions that have an initial maturity of less than 90 days when acquired by the Corporation, federal funds sold and resell agreements. Net cash flows are reported for loans, loans held for sale, deposit transactions and short-term borrowings.

Cash paid for interest totaled $244.0 million in 2007, $211.3 million in 2006 and $109.5 million in 2005. Cash paid for income taxes totaled $84.6 million in 2007, $75.6 million in 2006 and $61.3 million in 2005. Significant non-cash transactions included $327.7 million of unsettled securities purchases in 2005, $215.3 million and $61.4 million of common stock issued in connection with the acquisitions in 2006 and 2005, and transfers of loans to other real estate owned and foreclosed assets in connection with loan foreclosures of $7.6 million in 2007, $2.2 million in 2006 and $460 thousand in 2005.

Concentrations and Restrictions on Cash and Cash Equivalents. The Corporation maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Corporation is not exposed to any significant credit risks on cash and cash equivalents.

The Corporation was required to have $86.2 million and $85.9 million of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2007 and 2006. Deposits with the Federal Reserve Bank do not earn interest.

Repurchase/Resell Agreements. The Corporation purchases certain securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as assets in the accompanying consolidated balance sheets. The securities underlying these agreements are book-entry securities. The Corporation also sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remain in the asset accounts.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Loans are reported at the principal balance outstanding net of unearned discounts. Interest income on loans is reported on the level-yield method and includes amortization of deferred loan fees and costs over the loan term. Net loan commitment fees or costs for commitment periods greater than one year are deferred and amortized into fee income or other expense on a straight-line basis over the commitment period. Income on direct financing leases is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Loans Acquired Through Transfer. Loans acquired through the completion of a transfer, including loans acquired in a business combination, that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Corporation will be unable to collect all contractually required payment receivable are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield," is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received).

Loans Held for Sale. The Corporation originates student loans primarily for sale in the secondary market. Accordingly, student loans are classified as held for sale and are carried at the lower of cost or fair value, determined on an aggregate basis. Student loans are generally sold on a non-recourse basis after the deferment period has ended; however, from time to time, the Corporation may sell such loans prior to the end of the deferment period. Gains or losses recognized upon the sale of loans are determined on a specific identification basis. Student loans totaled $62.9 million and $47.3 million at December 31, 2007 and 2006 and are included in total loans in the consolidated balance sheets.

Allowance for Possible Loan Losses. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio. The allowance for possible loan losses includes allowance allocations calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, and allowance allocations calculated in accordance with SFAS 5, "Accounting for Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

Premises and Equipment. Land is carried at cost. Building and improvements, and furniture and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related property. Leasehold improvements are generally depreciated over the lesser of the term of the respective leases or the estimated useful lives of the improvements.

Foreclosed Assets. Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Foreclosed assets are included in other assets in the accompanying consolidated balance sheets and totaled $5.4 million and $5.5 million at December 31, 2007 and 2006.

Goodwill. Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Prior to 2002, goodwill was amortized over its estimated life using the straight-line method or an accelerated basis (as appropriate) over periods generally not exceeding 25 years. On January 1, 2002, in accordance with a new accounting standard, the Corporation stopped amortizing goodwill and adopted a new policy for measuring goodwill for impairment. Under the new policy, goodwill is assigned to reporting units. Goodwill is then tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. See Note 7 — Goodwill and Other Intangible Assets.

Intangibles and Other Long-Lived Assets. Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Corporation's intangible assets relate to core deposits, non-compete agreements and customer relationships. Intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. Intangible assets with indefinite useful lives are not amortized until their lives are determined to be definite. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. See Note 7 — Goodwill and Other Intangible Assets.

Insurance Commissions and Fees. Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. The Corporation also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Corporation. Contingent commissions from insurance companies are recognized when determinable, which is generally when such commissions are received or when the Corporation receives data from the insurance companies that allows the reasonable estimation of these amounts. The Corporation maintains a reserve for commission adjustments based on estimated policy cancellations. This reserve was not significant at December 31, 2007 or 2006.

Stock-Based Compensation. Prior to January 1, 2006, employee compensation expense under stock option plans was reported only if options were granted below market price at grant date in accordance with the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Because the exercise price of the Corporation's employee stock options always equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized on options granted. The Corporation adopted the provisions of SFAS No. 123, "Share-Based Payment (Revised 2004)," on January 1, 2006. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which, for the Corporation, is the date of the grant. The Corporation transitioned to fair-value based accounting for stock-based compensation using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Corporation, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that were outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not previously adopt the fair value accounting method for stock-based employee compensation. Compensation expense for non-vested stock awards is based on the fair value of the awards, which is generally the market price of the stock on the measurement date, which, for the Corporation, is the date of grant, and is recognized ratably over the service period of the award.

SFAS No. 123R, requires pro forma disclosures of net income and earnings per share for all periods prior to the adoption of the fair value accounting method for stock-based employee compensation. The pro forma disclosures presented in Note 13 — Employee Benefit Plans use the fair value method of SFAS 123 to measure compensation expense for stock-based employee compensation plans for years prior to 2006.

Advertising Costs. Advertising costs are expensed as incurred.

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

The Corporation files a consolidated income tax return with its subsidiaries. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis.

Basic and Diluted Earnings Per Common Share. Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 11 — Shareholders' Equity and Earnings Per Common Share.

Comprehensive Income. Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of the Corporation's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale, changes in the funded status of defined benefit post-retirement benefit plans and changes in the accumulated gain/loss on effective cash flow hedging instruments. Comprehensive income is reported in the accompanying consolidated statements of changes in shareholders' equity.

Derivative Financial Instruments. The Corporation's hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. All derivatives are recorded at fair value on the Corporation's balance sheet. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Corporation considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. If derivative instruments are designated as hedges of fair values, and such hedges are highly effective, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, the Corporation formally assesses whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Corporation will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item are reversed into current earnings and the derivative instrument is reclassified to a trading position recorded at fair value.

The Corporation may be required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

Fair Values of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Transfers of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Corporation, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Trust Assets. Assets of the Corporation's trust department, other than cash on deposit at Frost Bank, are not included in the accompanying financial statements because they are not assets of the Corporation.

Note 2 — Mergers and Acquisitions

The acquisitions described below were accounted for as purchase transactions with all cash consideration funded through internal sources. The purchase price has been allocated to the underlying assets and liabilities based on estimated fair values at the date of acquisition. The operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition.

Prime Benefits, Inc. On December 1, 2007, the Corporation acquired Prime Benefits, Inc., an independent, Austin-based insurance agency. Prime Benefits, which offered group employee benefits plans, including medical and dental, life, long-term care and disability insurance primarily for businesses, was fully integrated into Frost Insurance Agency. The purchase of Prime Benefits did not significantly impact the Corporation's financial statements.

Summit Bancshares, Inc. On December 8, 2006, the Corporation acquired Summit Bancshares, Inc. including its subsidiary, Summit Bank, N.A. ("Summit"), a publicly-held bank holding company and bank located in Fort Worth, Texas. The Corporation purchased all of the outstanding shares of Summit for approximately $370.1 million. The total purchase price includes $215.3 million of the Corporation's common stock (3.8 million shares), $149.7 million in cash and approximately $5.1 million in acquisition-related costs. Upon completion of the acquisition, Summit was fully integrated into Frost Bank.

Alamo Corporation of Texas. On February 28, 2006, the Corporation acquired Alamo Corporation of Texas ("Alamo") including its subsidiary, Alamo Bank of Texas, a privately-held bank holding company and bank located in the Rio Grande Valley of Texas. The Corporation purchased all of the outstanding shares of Alamo for approximately $88.0 million. The purchase price includes $87.0 million in cash and approximately $1.0 million in acquisition-related costs. Alamo was fully integrated into Frost Bank during the second quarter of 2006.

Texas Community Bancshares, Inc. On February 9, 2006, the Corporation acquired Texas Community Bancshares, Inc. including its subsidiary, Texas Community Bank and Trust, N.A. ("TCB"), a privately-held bank holding company and bank located in Dallas, Texas. The Corporation purchased all of the outstanding shares of TCB for approximately $32.1 million. The purchase price includes $31.1 million in cash and approximately $1.0 million in acquisition-related costs. Upon completion of the acquisition, TCB was fully integrated into Cullen/Frost and Frost Bank. As of December 31, 2007, the Corporation had a liability totaling $352 thousand related to TCB shares that have not yet been tendered for payment.

The total purchase prices paid for the acquisitions of TCB, Alamo and Summit were allocated based on the estimated fair values of the assets acquired and liabilities assumed as set forth below.

	TCB	Alamo	Summit
Cash and cash equivalents	$ 27,595	$ 27,281	$ 110,674
Securities available for sale	15,842	52,499	146,448
Loans, net	64,376	222,867	814,321
Premises and equipment, net	427	10,551	11,585
Core deposit intangible asset	3,355	6,381	20,374
Goodwill	19,359	58,542	278,313
Other assets	4,371	6,441	7,788
Deposits	(101,298)	(280,285)	(973,928)
Other borrowings	—	(11,012)	(39,507)
Other liabilities	(1,932)	(5,280)	(5,932)
	$ 32,095	$ 87,985	$ 370,136

The core deposit intangible assets acquired in these transactions will be amortized using an accelerated method over a period of 10 years. Additional information related to intangible assets and goodwill is included in Note 7 — Goodwill and Other Intangible Assets. Pro forma condensed consolidated results of operations assuming TCB, Alamo and Summit had been acquired at the beginning of the reported periods are not presented because the combined effect of these acquisitions was not considered significant for financial reporting purposes.

Horizon Capital Bank. On October 7, 2005, the Corporation acquired Horizon Capital Bank ("Horizon"), a privately-held bank headquartered in Houston, Texas. The Corporation purchased all of the outstanding shares of Horizon for approximately $109.3 million. The total purchase price includes $61.4 million of the Corporation's common stock (1.4 million shares), $46.9 million in cash and approximately $1.0 million in acquisition-related costs. Upon completion of the acquisition, Horizon was fully integrated into Frost Bank.

The total purchase price paid for the acquisition was allocated based on the estimated fair values of the assets acquired and liabilities assumed as set forth below.

Cash and cash equivalents	$ 33,559
Securities available for sale	26,963
Loans, net	323,099
Premises and equipment, net	9,201
Core deposit intangible asset	4,856
Goodwill	68,310
Other assets	8,677
Deposits	(319,061)
Other borrowings	(44,000)
Other liabilities	(2,352)
	$ 109,252

The core deposit intangible assets acquired in this transaction will be amortized using an accelerated method over a period of 10 years. Additional information related to intangible assets and goodwill is included in Note 7 — Goodwill and Other Intangible Assets.

Note 3 — Securities Held to Maturity and Securities Available for Sale

Year-end securities held to maturity and available for sale consisted of the following:

	December 31, 2007				December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity								
U.S. government agencies and corporations	$ 7,125	$ 103	$ 14	$ 7,214	$ 9,096	$ 87	$ 14	$ 9,169
Other	1,000	—	—	1,000	1,000	—	11	989
Total	$ 8,125	$ 103	$ 14	$ 8,214	$ 10,096	$ 87	$ 25	$ 10,158
Available for Sale								
U.S. Treasury	$ —	$ —	$ —	$ —	$ 89,954	$ 1	$ 272	$ 89,683
U.S. government agencies and corporations	2,865,597	9,756	30,042	2,845,311	2,946,212	5,507	49,110	2,902,609
States and political subdivisions	524,745	3,040	3,700	524,085	309,002	2,672	1,298	310,376
Other	37,616	—	—	37,616	28,285	—	—	28,285
Total	$3,427,958	$12,796	$33,742	$3,407,012	$3,373,453	$8,180	$50,680	$3,330,953

Securities with a carrying value totaling $2.2 billion and $2.1 billion at December 31, 2007 and 2006 were pledged to secure public funds, trust deposits, repurchase agreements and for other purposes, as required or permitted by law.

Year-end securities with unrealized losses, segregated by length of impairment, were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2007						
Held to Maturity						
U.S. government agencies and corporations	$ 2,159	$ 12	$ 126	$ 2	$ 2,285	$ 14
Total	$ 2,159	$ 12	$ 126	$ 2	$ 2,285	$ 14
Available for Sale						
U.S. government agencies and corporations	$299,546	$ 720	$1,287,910	$29,322	$1,587,456	$30,042
States and political subdivisions	201,627	3,300	26,471	400	228,098	3,700
Total	$501,173	$4,020	$1,314,381	$29,722	$1,815,554	$33,742
December 31, 2006						
Held to Maturity						
U.S. government agencies and corporations	$ 732	$ 1	$ 2,869	$ 13	$ 3,601	$ 14
Other	—	—	989	11	989	11
Total	$ 732	$ 1	$ 3,858	$ 24	$ 4,590	$ 25
Available for Sale						
U.S. Treasury	$ —	$ —	$ 84,708	$ 272	$ 84,708	$ 272
U.S. government agencies and corporations	764,803	3,009	1,593,831	46,101	2,358,634	49,110
States and political subdivisions	61,791	528	34,728	770	96,519	1,298
Total	$826,594	$3,537	$1,713,267	$47,143	$2,539,861	$50,680

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Corporation will receive full value for the securities. Furthermore, as of December 31, 2007, management also had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2007, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The amortized cost and estimated fair value of securities at December 31, 2007 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities, collateralized mortgage obligations and equity securities are shown separately since they are not due at a single maturity date.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ —	$ —	$ 40,838	$ 40,841
Due after one year through five years	1,000	1,000	123,535	124,542
Due after five years through ten years	—	—	91,006	91,803
Due after ten years	—	—	303,899	301,482
Mortgage-backed securities and collateralized mortgage obligations	7,125	7,214	2,831,064	2,810,728
Equity securities	—	—	37,616	37,616
Total	$8,125	$8,214	$3,427,958	$3,407,012

Sales of securities available for sale were as follows:

	2007	2006	2005
Proceeds from sales	$64,924	$26,912	$19,812
Gross realized gains	15	117	19
Gross realized losses	—	118	—

Note 4 — Trading Account Securities

Year-end trading account securities, at estimated fair value, were as follows:

	2007	2006
U.S. Treasury	$11,913	$8,515
States and political subdivisions	—	891
	$11,913	$9,406

The net gain on trading account securities, which includes amounts realized from sale transactions and mark-to-market adjustments, totaled $2.2 million in 2007, $2.1 million in 2006 and $1.9 million in 2005.

Note 5 — Loans

Year-end loans consisted of the following:

	2007	2006
Commercial and industrial:		
Commercial	$3,472,759	$3,229,570
Leases	184,140	174,075
Asset-based	32,963	33,856
Total commercial and industrial	3,689,862	3,437,501
Real estate:		
Construction:		
Commercial	560,176	649,140
Consumer	61,595	114,142
Land:		
Commercial	397,319	407,055
Consumer	2,996	5,394
Commercial mortgages	1,982,786	1,766,469
1-4 family residential mortgages	98,077	125,294
Home equity and other consumer	587,721	508,574
Total real estate	3,690,670	3,576,068
Consumer:		
Indirect	2,031	3,475
Student loans held for sale	62,861	47,335
Other	323,320	310,752
Other	29,891	27,703
Unearned discounts	(29,273)	(29,450)
Total loans	$7,769,362	$7,373,384

Concentrations of Credit. Most of the Corporation's lending activity occurs within the State of Texas, including the four largest metropolitan areas of Austin, Dallas/Ft. Worth, Houston and San Antonio, as well as other markets. The majority of the Corporation's loan portfolio consists of commercial and industrial and commercial real estate loans. As of December 31, 2007 and 2006, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Student loans Held for Sale. Student loans are primarily originated for resale on the secondary market. These loans, which are generally sold on a non-recourse basis, are carried at the lower of cost or market on an aggregate basis.

Foreign Loans. The Corporation has U.S. dollar denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2007 or 2006.

Related Party Loans. In the ordinary course of business, the Corporation has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties") totaling $10.9 million at December 31, 2007 and $9.9 million at December 31, 2006. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectibility. During 2007, total principal additions were $109.9 million and total principal reductions were $108.9 million.

Non-Performing/Past Due Loans. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations, which typically occurs when principal or interest payments are more than 90 days past due. Non-accrual loans totaled $24.4 million at December 31, 2007 and $52.2 million at December 31, 2006. Had non-accrual loans performed in accordance with their original contract terms, the Corporation would have recognized additional interest income of approximately $2.3 million in 2007, $2.9 million in 2006 and $2.4 million in 2005. Accruing loans past due more than 90 days totaled $14.3 million at

December 31, 2007 and $10.9 million at December 31, 2006. There were no restructured loans outstanding during 2007 or 2006.

Impaired Loans. Year-end impaired loans were as follows:

	2007	2006
Balance of impaired loans with no allocated allowance	$14,986	$ 5,933
Balance of impaired loans with an allocated allowance	2,166	38,254
Total recorded investment in impaired loans	$17,152	$44,187
Amount of the allowance allocated to impaired loans	$ 1,556	$ 8,729

The impaired loans included in the table above were primarily comprised of collateral dependent commercial loans. The average recorded investment in impaired loans was $30.6 million in 2007, $29.2 million in 2006 and $27.5 million in 2005. No interest income was recognized on these loans subsequent to their classification as impaired.

Loans Acquired Through Transfer. Approximately $4.7 million of loans acquired in the acquisition of Summit in 2006 had evidence of deterioration of credit quality since origination and it was probable that all contractually required payments receivable would not be collected on these loans. These loans were recorded at their fair value of $3.2 million with no associated allowance for loan losses in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." As of December 31, 2007, the carrying amount of these loans totaled $75 thousand. Additional disclosures required by SOP 03-3 are not provided because the amounts are not significant.

Allowance for Possible Loan Losses. Activity in the allowance for possible loan losses was as follows:

	2007	2006	2005
Balance at the beginning of the year	$ 96,085	$ 80,325	$ 75,810
Provision for possible loan losses	14,660	14,150	10,250
Allowance for possible loan losses acquired	—	12,720	3,186
Net charge-offs:			
Losses charged to the allowance	(25,159)	(18,933)	(15,105)
Recoveries of loans previously charged off	6,753	7,823	6,184
Net charge-offs	(18,406)	(11,110)	(8,921)
Balance at the end of the year	$ 92,339	$ 96,085	$ 80,325

Note 6 — Premises and Equipment

Year-end premises and equipment were as follows:

	2007	2006
Land	$ 63,867	$ 61,835
Buildings	163,602	151,203
Furniture and equipment	161,928	152,561
Leasehold improvements	50,540	49,316
Construction in progress	6,242	12,932
	446,179	427,847
Less accumulated depreciation and amortization	(226,564)	(208,314)
Total premises and equipment, net	$ 219,615	$ 219,533

Depreciation and amortization of premises and equipment totaled $18.1 million in 2007, $16.3 million in 2006 and $14.4 million in 2005.

Note 7 — Goodwill and Other Intangible Assets

Goodwill. Goodwill totaled $526.9 million at December 31, 2007 and $524.1 million at December 31, 2006. During 2006, the Corporation recorded goodwill totaling $355.4 million in connection with the acquisitions of TCB, Alamo and Summit. During 2007, as a result of a reallocation of the purchase price based on additional information related to the valuation of certain assets acquired and liabilities assumed, goodwill recorded in connection with the acquisition of TCB was decreased $767 thousand, goodwill recorded in connection with the acquisition of Alamo was decreased $835 thousand and goodwill recorded in connection with the acquisition of Summit was increased $2.4 million. During 2005, the Corporation recorded goodwill totaling $68.6 million in connection with the acquisition of Horizon. During 2006, this goodwill was reduced $283 thousand as a result of a reallocation of the purchase price based on additional information related to the valuation of certain assets acquired and liabilities assumed. During the second quarter of 2005, the Corporation wrote-off goodwill totaling $2.0 million in connection with the settlement of legal claims against certain former employees of Frost Insurance Agency. See Note 2 — Mergers and Acquisitions.

Other Intangible Assets. Other intangible assets were as follows:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
December 31, 2007			
Core deposits	$59,152	$(31,342)	$27,810
Customer relationships	5,056	(2,527)	2,529
Non-compete agreements	2,554	(1,370)	1,184
	$66,762	$(35,239)	$31,523
December 31, 2006			
Core deposits	$66,253	$(30,475)	$35,778
Customer relationships	3,914	(2,026)	1,888
Non-compete agreements	1,793	(979)	814
	$71,960	$(33,480)	$38,480

During 2006, the Corporation recorded core deposit intangibles totaling $30.1 million in connection with the acquisitions of TCB, Alamo and Summit. During the fourth quarter of 2005, the Corporation recorded a core deposit intangible totaling $5.8 million in connection with the acquisition of Horizon. During 2006, the core deposit intangible recorded in connection with the acquisition of Horizon was reduced $905 thousand based upon a final determination of its value. See Note 2 — Mergers and Acquisitions. During 2005, the Corporation wrote-off certain customer relationship intangibles totaling $147 thousand in connection with the settlement of legal claims against certain former employees of Frost Insurance Agency.

Other intangible assets are amortized on an accelerated basis over their estimated lives, which range from 5 to 10 years. Amortization expense related to intangible assets totaled $8.9 million in 2007, $5.6 million in 2006 and $4.9 million in 2005. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2007 is as follows:

2008	$ 7,857
2009	6,269
2010	4,649
2011	3,882
2012	3,168
Thereafter	5,698
	$31,523

Note 8 — Deposits

Year-end deposits were as follows:

	2007	2006
Non-interest-bearing demand deposits:		
Commercial and individual	$ 3,171,510	$ 3,384,232
Correspondent banks	350,123	237,463
Public funds	76,270	78,006
Total non-interest-bearing demand deposits	3,597,903	3,699,701
Interest-bearing deposits:		
Private accounts:		
Savings and interest checking	1,722,305	1,470,792
Money market accounts	3,404,472	3,393,961
Time accounts under $100,000	618,719	612,466
Time accounts of $100,000 or more	801,269	791,699
Public funds	385,005	419,290
Total interest-bearing deposits	6,931,770	6,688,208
Total deposits	$10,529,673	$10,387,909

At December 31, 2007 and 2006, interest-bearing public funds deposits included $170.5 million and $127.0 million in savings and interest checking accounts, $107.6 million and $97.8 million in money market accounts, $4.8 million and $6.6 million in time accounts under $100 thousand, and $102.1 million and $187.9 million in time accounts of $100 thousand or more, respectively.

The Corporation had approximately $93.8 million and $64.1 million of non-interest-bearing demand deposits at December 31, 2007 and 2006 that were received under a contractual relationship assumed in connection with the acquisition of Horizon. Deposits from foreign sources, primarily Mexico, totaled $699.5 million and $711.0 million at December 31, 2007 and 2006. Deposits from certain directors, executive officers and their affiliates totaled $59.3 million and $41.9 million at December 31, 2007 and 2006.

Scheduled maturities of time deposits, including both private and public funds, at December 31, 2007 were as follows:

2008	$1,388,885
2009	135,755
2010	1,593
2011	635
2012	—
Thereafter	20
	$1,526,888

Scheduled maturities of time deposits in amounts of $100,000 or more, including both private and public funds, at December 31, 2007, were as follows:

Due within 3 months or less	$395,069
Due after 3 months and within 6 months	213,699
Due after 6 months and within 12 months	230,862
Due after 12 months	63,744
	$903,374

Note 9 — Borrowed Funds

Line of Credit. Cullen/Frost has available a $25 million short-term line of credit with another financial institution. The line of credit matures annually and bears interest at a fixed LIBOR-based rate or floats with the prime rate. There were no borrowings outstanding on this line of credit at December 31, 2007 or 2006.

Federal Home Loan Bank Advances. Federal Home Loan Bank (FHLB) advances totaled $11.1 million and $36.4 million at December 31, 2007 and 2006. The advances mature at varying dates through 2013 and had a weighted-average rate of 5.24% and 4.38% at December 31, 2007 and 2006. The advances are collateralized by a blanket floating lien on all first mortgage loans, certain pledged securities, the FHLB capital stock owned by the Corporation and any funds on deposit with the FHLB.

Scheduled minimum future principal payments on Federal Home Loan Bank advances at December 31, 2007 were as follows:

2008	$ 4,569
2009	16
2010	6,517
2011	19
2012	18
Thereafter	7
	$11,146

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase. Federal funds purchased are short-term borrowings that typically mature within one to ninety days. Federal funds purchased totaled $20.5 million and $45.5 million at December 31, 2007 and 2006. Securities sold under agreements to repurchase are secured short-term borrowings that typically mature within thirty to ninety days. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase totaled $912.6 million and $818.7 million at December 31, 2007 and 2006.

Subordinated Notes Payable. On February 15, 2007, the Corporation issued $100 million of 5.75% fixed-to-floating rate subordinated notes due February 15, 2017. The notes, which qualify as Tier 2 capital for Cullen/Frost, bear interest at the rate of 5.75% per annum, payable semi-annually on each February 15 and August 15, commencing on August 15, 2007 until February 15, 2012. From and including February 15, 2012, to but excluding the maturity date or date of earlier redemption, the notes will bear interest at a rate per annum equal to three-month LIBOR for the related interest period plus 0.53%, payable quarterly on each February 15, May 15, August 15 and November 15, commencing May 15, 2012. The notes are subordinated in right of payment to all of the Corporation's senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. The notes cannot be accelerated except in the event of bankruptcy or the occurrence of certain other events of bankruptcy, insolvency or reorganization. The Corporation may elect to redeem the notes (subject to regulatory approval), in whole or in part, on any interest payment date on or after February 15, 2012 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest. Unamortized debt issuance costs related to these notes, which are included in other assets, totaled $1.1 million at December 31, 2007. Proceeds from sale of the notes were used to fund a portion of the redemption of certain junior subordinated deferrable interest debentures as further discussed below.

In August 2001, Frost Bank issued $150 million of subordinated notes that mature in 2011 and bear interest at 6.875%, per annum, which is payable semi-annually. The notes, which are not redeemable prior to maturity, qualify as Tier 2 capital for both Frost Bank and Cullen/Frost. Proceeds from the sale of the notes were used for general corporate purposes. Unamortized debt issuance costs related to these notes, which are included in other assets, totaled $485 thousand and $621 thousand at December 31, 2007 and 2006.

Junior Subordinated Deferrable Interest Debentures. On February 21, 2007, the Corporation redeemed $103.1 million of 8.42% junior subordinated deferrable interest debentures, Series A due February 1, 2027, held of record by Cullen/Frost Capital Trust I. As a result of the redemption, the Corporation incurred $5.3 million in expense during the first quarter of 2007 related to a prepayment penalty and the write-off of the unamortized debt issuance costs. Concurrently, $100 million of 8.42% trust preferred securities issued by Cullen/Frost Capital Trust I ("Trust I") were also redeemed.

At December 31, 2007, the Corporation had $139.2 million of junior subordinated deferrable interest debentures issued to three wholly owned Delaware statutory business trusts, Cullen/Frost Capital Trust II ("Trust II"), Alamo Corporation of Texas Trust I ("Alamo Trust") and Summit Bancshares Statutory Trust I ("Summit Trust"). At December 31, 2006, outstanding junior subordinated deferrable interest debentures totaled $242.3 million, and included the aforementioned $103.1 million of debentures issued to Trust I that were redeemed in 2007. Unamortized debt issuance costs related to Trust II, which are included in other assets, totaled $1.5 million and $1.6 million at December 31, 2007 and 2006. The trusts are considered variable interest entities for which the Corporation is not the primary beneficiary. Accordingly, the accounts of the trusts are not included in the Corporation's consolidated financial statements. See Note 1 — Summary of Significant Accounting Policies for additional information about the Corporation's consolidation policy. Details of the Corporation's transactions with the currently active capital trusts are presented below.

In February 2004, Trust II issued $120 million of floating rate (three-month LIBOR plus a margin of 1.55%) trust preferred securities, which represent beneficial interests in the assets of the trust. The trust preferred securities will mature on March 1, 2034 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after March 1, 2009 and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. Trust II also issued $3.7 million of common equity securities to Cullen/Frost. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $123.7 million of floating rate (three-month LIBOR plus a margin of 1.55%, which was equal to 6.67% and 6.94% at December 31, 2007 and 2006) junior subordinated deferrable interest debentures issued by the Corporation, which have terms substantially similar to the trust preferred securities.

Alamo Trust is a Delaware statutory trust formed in 2002 for the purpose of issuing $3.0 million in trust preferred securities. Alamo Trust was acquired by Cullen/Frost through the acquisition of Alamo on February 28, 2006. The trust preferred securities will mature on January 7, 2033 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after January 7, 2008 and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly in arrears on January 7, April 7, July 7, and October 7 of each year. Alamo Trust also issued $93 thousand of common equity securities to Alamo. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $3.1 million of floating rate (three-month LIBOR plus a margin of 3.30%, which was equal to 8.54% and 8.67% at December 31, 2007 and 2006) junior subordinated deferrable interest debentures issued by Alamo, which have terms substantially similar to the trust preferred securities. On January 7, 2008, the Corporation redeemed the $3.1 million of floating rate junior subordinated deferrable interest debentures held of record by Alamo Trust. Concurrently, the $3.0 million of floating rate trust preferred securities issued by Alamo Trust were also redeemed.

Summit Trust is a Delaware statutory trust formed in 2004 for the purpose of issuing $12.0 million in trust preferred securities. Summit Trust was acquired by Cullen/Frost through the acquisition of Summit Bancshares on December 8, 2006. The trust preferred securities will mature on July 7, 2034 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after July 7, 2009 and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly in arrears on January 7, April 7, July 7 and October 7 of each year. Summit Trust also issued $372 thousand of common equity securities to Summit. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $12.4 million of floating rate (three-month LIBOR plus a margin of 2.65%, which was equal to 7.89% and 8.02% at December 31, 2007 and 2006) junior subordinated deferrable interest debentures issued by Summit, which have terms substantially similar to the trust preferred securities.

The Corporation has the right to defer payments of interest on the debentures at any time or from time to time for a period of up to twenty consecutive quarterly periods with respect to each deferral period. Under the terms of the debentures, in the event that under certain circumstances there is an event of default under the debentures or the Corporation has elected to defer interest on the debentures, the Corporation may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock.

Payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities are guaranteed by the Corporation on a limited basis. The Corporation also entered into or assumed agreements with the trusts as to expenses and liabilities pursuant to which the Corporation has agreed, on a subordinated basis, to pay any costs, expenses or liabilities of each trust other than those arising under the trust preferred securities. The obligations of the Corporation under the junior subordinated debentures, the related indentures, the trust agreements establishing the trusts, the guarantees and the agreements as to expenses and liabilities, in the aggregate, constitute a full and unconditional guarantee by the Corporation of each trust's obligations under the trust preferred securities.

Despite the fact that the accounts of the capital trusts are not included in the Corporation's consolidated financial statements, the trust preferred securities issued by these subsidiary trusts are included in the Tier 1 capital of Cullen/Frost for regulatory capital purposes as allowed by the Federal Reserve Board. In February 2005, the Federal Reserve Board issued a final rule that allows the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies. The Board's final rule limits the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Large, internationally active bank holding companies (as defined) are subject to a 15% limitation. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The final rule provides a five-year transition period, ending March 31, 2009, for application of the quantitative limits. The Corporation does not expect that the quantitative limits will preclude it from including the $135 million in trust preferred securities outstanding in Tier 1 capital. However, the trust preferred securities could be redeemed without penalty if they were no longer permitted to be included in Tier 1 capital.

Note 10 — Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, the Corporation enters into various transactions, which, in accordance with generally accepted accounting principles, are not included in its consolidated balance sheets. The Corporation enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Corporation minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The Corporation enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Corporation's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Commitments to extend credit totaled $4.8 billion and $4.0 billion at December 31, 2007 and 2006.

Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment were funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit totaled $235.9 million and $254.8 million at December 31, 2007 and 2006.

The Corporation considers the fees collected in connection with the issuance of standby letters of credit to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Corporation defers fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the standby letter of credit agreement. At December 31, 2007 and 2006, the Corporation had deferred standby letter of credit fees totaling $1.4 million and $1.2 million, which represent the fair value of the Corporation's potential obligations under the standby letter of credit guarantees.

Credit Card Guarantees. The Corporation guarantees the credit card debt of certain customers to the merchant bank that issues the cards. At December 31, 2007 and 2006, the guarantees totaled $11.7 million and $10.4 million, of which amounts, $5.3 million and $5.5 million were fully collateralized.

Securities Lending. The Corporation lends certain customer securities to creditworthy brokers on behalf of those customers. If the borrower fails to return these securities, the Corporation indemnifies its customers based on the fair value of the securities. The Corporation holds collateral received in securities lending transactions as an agent. Accordingly, such collateral assets are not assets of the Corporation. The Corporation requires borrowers to provide collateral equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is valued daily and additional collateral is requested as necessary. The maximum future payments guaranteed by the Corporation under these contractual agreements (representing the fair value of securities lent to brokers) totaled $1.9 billion at December 31, 2007. At December 31, 2007, the Corporation held in trust liquid assets with a fair value of $1.9 billion as collateral for these agreements.

Lease Commitments. The Corporation leases certain office facilities and office equipment under operating leases. Rent expense for all operating leases totaled $18.2 million in 2007, $16.2 million in 2006 and $13.1 million in 2005. Future minimum lease payments due under non-cancelable operating leases at December 31, 2007 were as follows:

2008	$16,148
2009	13,861
2010	10,826
2011	9,060
2012	6,877
Thereafter	37,485
	$94,257

It is expected that certain leases will be renewed, or equipment replaced with new leased equipment, as these leases expire. Aggregate future minimum rentals to be received under non-cancelable subleases greater than one year at December 31, 2007, were $1.3 million.

The Corporation leases a branch facility from a partnership interest of a director. Payments related to this lease totaled $812 thousand in 2007, $810 thousand in 2006 and $758 thousand in 2005. The terms of the lease are substantially the same as those offered for comparable transactions with non-related parties at the time the lease transaction was consummated.

Change in Control Agreements. The Corporation has change-in-control agreements with certain executive officers. Under these agreements, each covered person could receive, upon the effectiveness of a change-in-control, two to three times (depending on the person) his or her base compensation plus the target bonus established for the year, and any unpaid base salary and pro rata target bonus for the year in which the termination occurs, including vacation pay. Additionally, the executive's insurance benefits will continue for two to three full years after the termination and all long-term incentive awards will immediately vest.

Litigation. The Corporation is subject to various claims and legal actions that have arisen in the normal course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Corporation's financial statements.

Note 11 — Shareholders' Equity and Earnings Per Common Share

Earnings Per Common Share. The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share.

	2007	2006	2005
Weighted-average shares outstanding for basic earnings per share	58,951,683	55,467,112	52,480,558
Dilutive effect of stock options and non-vested stock awards	761,380	1,174,438	1,322,798
Weighted-average shares outstanding for diluted earnings per share	59,713,063	56,641,550	53,803,356

Stock Purchase Rights. Under a shareholder protection rights agreement established in 1999, every share of common stock carries the right (a "Right"), under certain circumstances, to purchase a unit of one one-hundredth of a share of junior participating preferred stock at a price of $100.00 per unit. The Rights, which expire on February 8, 2009, will only become exercisable upon distribution. Distribution of the rights will not occur until ten days after the earlier of (i) the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in a person or group, with certain exclusions, acquiring the beneficial ownership of 10.0% or more of the Corporation's outstanding common stock, or (ii) the public announcement that a person or group has acquired beneficial ownership of 10.0% or more of the Corporation's outstanding common stock.

The purchase price payable, and the number of units of preferred stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, among other things. The Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at the sole discretion of the Corporation's Board of Directors at any time prior to distribution of the Rights. The Corporation's Board of Directors may amend the terms of the Rights without the consent of the holders of the Rights, except that after the distribution of the Rights, no amendment may be made that would materially adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder of a Right will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Stock Repurchase Plans. The Corporation has maintained several stock repurchase plans authorized by the Corporation's board of directors. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. Under the current plan, which was approved on April 26, 2007, the Corporation was authorized to repurchase up to 2.5 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. Under the plan, the Corporation repurchased 2.1 million shares at a total cost of $109.4 million during 2007. Under the prior plan, which expired on April 29, 2006, the Corporation was authorized to repurchase up to 2.1 million shares of its common stock from time to time over a two-year period in the open market or through private transactions. No shares were repurchased during 2006. During 2005, the Corporation repurchased 300 thousand shares at a cost of $14.4 million. Over the life of this plan, the Corporation repurchased a total of 833.2 thousand shares at a cost of $39.9 million.

Note 12 — Regulatory Matters

Capital. Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

Cullen/Frost's and Frost Bank's Tier 1 capital consists of shareholders' equity excluding unrealized gains and losses on securities available for sale, the funded status of the Corporation's defined benefit post-retirement benefit plans, goodwill and other intangible assets. Tier 1 capital for Cullen/Frost also includes $135 million of trust preferred securities issued by Trust II, Alamo Trust and Summit Trust (see Note 9 — Borrowed Funds). Cullen/Frost's and Frost Bank's total capital is comprised of Tier 1 capital for each entity plus $90 million of the Corporation's aggregate $150 million of 6.875% subordinated notes payable and a permissible portion of the allowance for possible loan losses. The $100 million of 5.75% fixed-to-floating rate subordinated notes issued during 2007 are not included in Tier 1 capital but are included in total capital of Cullen/Frost.

The Tier 1 and total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, excluding goodwill and other intangible assets, allocated by risk weight category and certain off-balance-sheet items (primarily loan commitments). The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets.

Actual and required capital ratios for Cullen/Frost and Frost Bank were as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Required to be Well Capitalized Under Prompt Corrective Action Regulations	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
December 31, 2007						
Total Capital to Risk-Weighted Assets						
Cullen/Frost	$1,353,125	12.59%	$859,730	8.00%	N/A	N/A
Frost Bank	1,288,306	12.05	855,265	8.00	$1,069,081	10.00%
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	1,070,786	9.96	429,865	4.00	N/A	N/A
Frost Bank	1,105,967	10.35	427,632	4.00	641,449	6.00
Leverage Ratio						
Cullen/Frost	1,070,786	8.37	511,636	4.00	N/A	N/A
Frost Bank	1,105,967	8.65	511,164	4.00	638,955	5.00
December 31, 2006						
Total Capital to Risk-Weighted Assets						
Cullen/Frost	$1,332,744	13.43%	$793,889	8.00%	N/A	N/A
Frost Bank	1,234,583	12.45	793,555	8.00	$ 991,944	10.00%
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	1,116,659	11.25	396,944	4.00	N/A	N/A
Frost Bank	1,018,498	10.27	396,778	4.00	595,166	6.00
Leverage Ratio						
Cullen/Frost	1,116,659	9.56	467,275	4.00	N/A	N/A
Frost Bank	1,018,498	8.73	466,835	4.00	583,543	5.00

Frost Bank has been notified by its regulator that, as of its most recent regulatory examination, it is regarded as well capitalized under the regulatory framework for prompt corrective action. Such determination has been made based on Frost Bank's Tier 1, total capital, and leverage ratios. There have been no conditions or events since this notification that management believes would change Frost Bank's categorization as well capitalized under the aforementioned ratios.

Dividend Restrictions. In the ordinary course of business, Cullen/Frost is dependent upon dividends from Frost Bank to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Frost Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. At December 31, 2007, Frost Bank could pay dividends of up to $189.2 million to Cullen/Frost without prior regulatory approval and without adversely affecting its "well capitalized" status.

Note 13 — Employee Benefit Plans

Retirement Plans

Profit Sharing Plans. The profit-sharing plan is a defined contribution retirement plan that covers employees who have completed at least one year of service and are age 21 or older. All contributions to the plan are made at the discretion of the Corporation based upon the fiscal year profitability. Contributions are allocated to eligible participants pro rata, based upon compensation, age and other factors. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. Expense related to this plan totaled $10.8 million in 2007, $8.7 million in 2006 and $8.8 million in 2005.

The Corporation maintains a separate non-qualified profit sharing plan for certain employees whose participation in the qualified profit sharing plan is limited. The plan offers such employees an alternative means of receiving comparable benefits. Expense related to this plan totaled $725 thousand in 2007, $393 thousand in 2006 and $439 thousand in 2005.

Retirement Plan and Restoration Plan. The Corporation maintains a non-contributory defined benefit plan (the "Retirement Plan") that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who were at least 21 years of age and had completed at least one year of service prior to December 31, 2001. Defined benefits are provided based on an employee's final average compensation and years of service at the time the plan was frozen and age at retirement. The freezing of the plan provides that future salary increases will not be considered. The Corporation's funding policy is to contribute yearly, at least the amount necessary to satisfy the funding standards of the Employee Retirement Income Security Act ("ERISA"). In the ordinary course of business, Frost Bank acts as agent for the plan in securities lending transactions in which the plan lends certain of its securities to third parties.

The Corporation's Restoration of Retirement Income Plan (the "Restoration Plan") provides benefits for eligible employees that are in excess of the limits under Section 415 of the Internal Revenue Code of 1986, as amended, that apply to the Retirement Plan. The Restoration Plan is designed to comply with the requirements of ERISA. The entire cost of the plan, which was also frozen as of December 31, 2001, is supported by contributions from the Corporation.

The Corporation uses a December 31 measurement date for its defined benefit plans. Combined activity in the Corporation's defined benefit pension plans was as follows:

	2007	2006	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	$129,863	$126,766	$114,630
Interest cost	7,476	7,180	6,766
Actuarial (gain) loss	(11,842)	(134)	9,189
Benefits paid	(4,229)	(3,949)	(3,819)
Benefit obligation at end of year	121,268	129,863	126,766
Change in plan assets:			
Fair value of plan assets at beginning of year	91,736	83,204	77,143
Actual return on plan assets	10,475	8,023	4,440
Employer contributions	4,483	4,458	5,440
Benefits paid	(4,229)	(3,949)	(3,819)
Fair value of plan assets at end of year	102,465	91,736	83,204
Funded status of the plan at end of year	18,803	38,127	43,562
Unrecognized net actuarial loss	—	—	(44,560)
Accrued benefit (asset) liability recognized	$ 18,803	$ 38,127	$ (998)
Accumulated benefit obligation at end of year	$121,268	$129,863	$126,766

Certain disaggregated information related to the Corporation's defined benefit pension plans as of year-end was as follows:

	Retirement Plan		Restoration Plan	
	2007	2006	2007	2006
Projected benefit obligation	$107,706	$115,187	$13,562	$14,676
Accumulated benefit obligation	107,706	115,187	13,562	14,676
Fair value of plan assets	102,465	91,736	—	—

The components of the combined net periodic benefit cost for the Corporation's defined benefit pension plans were as follows:

	2007	2006	2005
Expected return on plan assets, net of expenses	$(8,187)	$(7,454)	$(7,008)
Interest cost on projected benefit obligation	7,476	7,180	6,766
Net amortization and deferral	2,655	2,997	2,146
Net periodic benefit cost	$ 1,944	$ 2,723	$ 1,904

Amounts related to the Corporation's defined benefit pension plans recognized as a component of other comprehensive income were as follows:

	2007	2006	2005
Net actuarial gain (loss)	$16,785	$ 3,701	$(9,613)
Deferred tax (expense) benefit	(5,875)	(1,295)	3,365
Other comprehensive income (loss), net of tax	$10,910	$ 2,406	$(6,248)

Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of the combined net period benefit cost of the Corporation's defined benefit pension plans are presented in the following table. The Corporation expects to recognize approximately $1.2 million of the net actuarial loss reported in the following table as of December 31, 2007 as a component of net periodic benefit cost during 2008.

	2007	2006
Net actuarial loss	$(24,074)	$(40,859)
Deferred tax benefit	8,426	14,301
Amounts included in accumulated other comprehensive loss, net of tax	$(15,648)	$(26,558)

The weighted-average assumptions used to determine the benefit obligations as of the end of the years indicated and the net periodic benefit cost for the years indicated are presented in the table below. Because the plans were frozen, increases in compensation are not considered after 2001.

	2007	2006	2005
Benefit obligations:			
Discount rate	6.50%	5.85%	5.75%
Net periodic benefit cost:			
Discount rate	5.85%	5.75%	6.00%
Expected return on plan assets	8.75	8.75	8.75

The asset allocation of the Corporation's Retirement Plan as of year-end is presented in the following table. The Corporation's Restoration Plan is unfunded.

	2007	2006
Equity securities	73.7%	73.7%
Debt securities (fixed income)	21.5	20.8
Cash and cash equivalents	4.8	5.5
Total	100.0%	100.0%

Management uses an asset allocation optimization model to analyze the potential risks and rewards associated with various asset allocation strategies on a quarterly basis. As of December 31, 2007, management's investment objective for the Corporation's defined benefit plans is to achieve long-term growth. This strategy provides for a target asset mix of approximately 70% invested in equity securities, approximately 30% invested in fixed income debt securities with any remainder invested in cash or short-term cash equivalents. The modeling process calculates, with a 90% confidence ratio, the potential risk associated with a given asset allocation and helps achieve adequate diversification of investment assets. The plan assets are reviewed annually to determine if the obligations can be met with the current investment mix and funding strategy.

The asset allocation optimization model is used to estimate the expected long-term rate of return for a given asset allocation strategy. Expectations of returns for each asset class are based on comprehensive reviews of historical data and economic/financial market theory. During periods with volatile interest rates and equity security prices, the model may call for changes in the allocation of plan investments to achieve desired returns. Management assumed a long-term rate of return of 8.75% in the determination of the net periodic benefit cost for 2007. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by historical real returns, net of inflation, for the asset classes covered by the plan's investment policy and projections of inflation over the long-term period during which benefits are payable to plan participants.

The Corporation's investment strategies prohibit selling assets short and the use of derivatives. Additionally, the Corporation's defined benefit plans do not directly invest in real estate, commodities, or private investments. The plans may lend certain plan securities to creditworthy brokers. The brokers must provide collateral equal to or in excess of 102% of the fair value of the securities borrowed.

As of December 31, 2007, expected future benefit payments related to the Corporation's defined benefit plans were as follows:

2008	$ 4,398
2009	5,461
2010	5,820
2011	7,603
2012	6,609
2013 through 2017	39,019
	$68,910

The Corporation expects to contribute $5.2 million to the defined benefit plans during 2008.

Supplemental Executive Retirement Plan. The Corporation maintains a supplemental executive retirement plan ("SERP") for one active key executive. The plan provides for target retirement benefits, as a percentage of pay, beginning at age 55. The target percentage is 45 percent of pay at age 55, increasing to 60 percent at age 60 and later. Benefits under the SERP are reduced, dollar-for-dollar, by benefits received under the profit sharing, non-qualified profit sharing, defined benefit retirement and restoration plans, described above, and any social security benefits.

Post-Retirement Healthcare Benefits. The Corporation provides post-retirement healthcare benefits to certain former employees. The related unfunded benefit obligations totaled $574 thousand and $973 thousand at December 31, 2007 and 2006 and are reported as a component of accrued interest payable and other liabilities in the Corporation's consolidated balance sheets at such dates. The net periodic benefit cost was a net benefit of $103 thousand in 2007 and a net cost of $420 thousand in 2006 and $394 thousand in 2005. The Corporation's share of benefits paid under the plan totaled $652 thousand in 2007 and $1.2 million in 2006. The discount rates used to determine the benefit obligations were 5.50% and 5.85% at December 31, 2007 and 2006. The discount rates used to determine the net periodic benefit cost was 5.85% for 2007, 5.75% for 2006 and 6.00% for 2005. The assumed health care cost trend rate for 2008 is 9.00%; however, the ultimate trend rate is expected to be 5.00%, which is expected to be achieved by 2010. The estimated effect of a one percent increase or a one percent decrease in the assumed healthcare cost trend rate would not significantly impact the service cost and interest cost components of the net periodic benefit cost or the accumulated post-retirement benefit obligation. The Corporation's contributions related to post-retirement health care benefits are expected to be $127 thousand in 2008. Future benefit payments are expected to be less than $150 thousand in 2008 with a diminishing annual amount through 2017.

Amounts related to the Corporation's post-retirement healthcare benefit plan recognized in other comprehensive income totaled $183 thousand, or $119 thousand net of tax expense of $64 thousand, during 2007 and $661 thousand, or $429 thousand net of tax expense of $232 thousand, during 2006. No amounts related to the Corporation's post-retirement healthcare benefit plan were recognized in other comprehensive income during 2005. Amounts related to the Corporation's post-retirement healthcare benefit plan included in accumulated other comprehensive income at December 31, 2007 totaled $548 thousand, ($844 thousand net of tax of $296 thousand), of which amount, the Corporation expects to recognize approximately $145 thousand as a component of net periodic benefit cost during 2008.

Savings Plans

401(k) Plan and Thrift Incentive Plan. The Corporation maintains a 401(k) stock purchase plan that permits each participant to make before- or after-tax contributions in an amount not less than 2% and not exceeding 20% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. The Corporation matches 100% of the employee's contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in the Corporation's matching contributions immediately. Expense related to the plan totaled $8.7 million in 2007, $7.7 million in 2006 and $6.3 million in 2005. The Corporation's matching contribution is initially invested in Cullen/Frost common stock. However, employees may immediately reallocate the Corporation's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the 401(k) Plan.

The Corporation maintains a thrift incentive stock purchase plan to offer certain employees whose participation in the 401(k) plan is limited an alternative means of receiving comparable benefits. Expense related to this plan totaled $98 thousand in 2007, $72 thousand in 2006 and $63 thousand in 2005.

Stock Compensation Plans

The Corporation has three active executive stock plans (the 1992 Stock Plan, the 2001 Stock Plan and the 2005 Omnibus Incentive Plan) and two active outside director stock plans (the 1997 Director Stock Plan and the 2007 Outside Directors Incentive Plan). The executive stock plans were established to help the Corporation retain and motivate key employees, while the outside director stock plans were established as a means to compensate outside directors for their service to the Corporation. All of the plans have been approved by the Corporation's shareholders. The Compensation and Benefits Committee ("Committee") of the Corporation's Board of Directors has sole authority to select the employees, establish the awards to be issued, and approve the terms and conditions of each award contract under the executive stock plans.

The 2001 Stock Plan superceded the 1992 Stock Plan and all remaining shares authorized for grant under the superceded 1992 Stock Plan were transferred to the 2001 Stock Plan. During 2005, the 2005 Omnibus Incentive Plan ("2005 Plan") was established to replace all other previously approved executive stock plans and the remaining shares authorized for grant under the 2001 plan were cancelled. Under the 2005 Plan, the Corporation may grant, among other things, nonqualified stock options, incentive stock options, stock awards, stock appreciation rights, or any combination thereof to certain employees.

During 2007, the 2007 Outside Directors Incentive Plan (the "2007 Directors Plan") was established to replace the 1997 Director Stock Plan (the "1997 Directors Plan"). The 2007 Directors Plan allows the Corporation to grant nonqualified stock options, stock awards and stock award units to outside directors. Subject to the terms of the plan, stock options, stock awards and/or stock award units may be awarded in such number, and upon such terms, and at any time and from time to time as determined by the Committee.

Options awarded under the 2007 and 1997 Directors Plans during the periods presented have a six-year life with immediate vesting. Options awarded prior to 2001 under the 1997 Directors Plan have a ten-year life with immediate vesting. Options related to other plans awarded since 1999 have a six-year life with a three-year-cliff vesting period. Options awarded in 1998 have a ten-year life with a three-year-cliff vesting period. In general, options awarded prior to 1998 have a ten-year life with a five-year vesting period. Beginning in October 2005, options awarded under the 2005 Plan have a ten-year life and vest in equal annual installments over a four-year period. Non-vested stock awards are generally awarded with a four-year cliff vesting period.

Each award from all plans is evidenced by an award agreement that specifies the option price, the duration of the option, the number of shares to which the option pertains, and such other provisions as the Committee determines. The option price for each grant is at least equal to the fair market value of a share of Cullen/Frost's common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. Upon a change-in-control of Cullen/Frost, as defined in the plans, all outstanding options immediately vest.

A combined summary of activity in the Corporation's active stock plans is presented in the following table.

		Non-Vested Stock Awards Outstanding		Stock Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Exercise Price
Balance, January 1, 2005	1,159,773	196,980	$39.73	6,043,950	$30.29
Shares authorized — 2005 Plan	4,000,000	—	—	—	—
Granted	(906,100)	52,100	50.01	854,000	49.68
Stock options exercised	—	—	—	(1,419,500)	23.03
Stock awards vested	—	(2,223)	33.25	—	—
Forfeited	84,005	(305)	35.95	(83,700)	27.10
Canceled	(1,131,278)	—	—	—	—
Balance, December 31, 2005	3,206,400	246,552	41.97	5,394,750	34.61
Granted	(889,400)	52,100	57.88	837,300	57.68
Stock options exercised	—	—	—	(1,572,230)	27.16
Stock awards vested	—	(61,546)	33.46	—	—
Forfeited	115,931	(1,306)	38.30	(114,625)	47.51
Canceled	(46,906)	—	—	—	—
Balance, December 31, 2006	2,386,025	235,800	47.72	4,545,195	41.19
Shares authorized — 2007 Directors Plan	500,000	—	—	—	—
Granted	(990,900)	61,800	48.85	929,100	48.96
Stock options exercised	—	—	—	(876,844)	26.91
Stock awards vested	—	(64,500)	38.12	—	—
Forfeited	71,175	—	—	(71,175)	48.32
Canceled	(70,150)	—	—	—	—
Balance, December 31, 2007	1,896,150	233,100	50.68	4,526,276	45.44

Other information regarding options outstanding and exercisable as of December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number of Shares	Weighted-Average Exercise Price
\$20.00 - \$25.00	296,800	\$24.16	0.73	296,800	\$24.16
25.01 - 30.00	129,500	26.88	0.82	129,500	26.88
30.01 - 35.00	361,051	32.94	1.09	361,051	32.94
35.01 - 40.00	581,475	38.05	1.64	581,475	38.05
40.01 - 45.00	35,000	42.76	2.52	34,500	42.74
45.01 - 50.00	1,573,700	48.20	6.82	663,600	47.33
50.01 - 55.00	751,250	50.12	7.58	402,350	50.16
55.01 - 60.00	797,500	57.68	8.72	214,375	57.63
Total	4,526,276	45.44	5.55	2,683,651	41.02

Proceeds from stock option exercises totaled \$23.6 million in 2007, \$42.7 million in 2006 and \$35.8 million in 2005. Shares issued in connection with stock option exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2007, 397,718 shares issued in connection with stock option exercises were new shares issued from available authorized shares, while 479,126 shares were issued from available treasury stock. During 2006, 1,006,494 shares issued in connection with stock option exercises were new shares issued from available authorized shares, while 565,736 shares were issued from available treasury stock. During the 2005, all shares issued in connection with stock option exercises and non-vested stock awards were issued from available treasury stock.

The total intrinsic value of outstanding in-the-money stock options and outstanding in-the-money exercisable stock options was \$29.3 million and \$27.4 million at December 31, 2007. The total intrinsic value of stock options exercised was \$22.1 million in 2007, \$45.6 million in 2006 and \$32.5 million in 2005. The total fair value of share awards vested was \$3.3 million during 2007, \$3.3 million in 2006 and \$114 thousand in 2005.

Stock-based Compensation Expense. Stock-based compensation expense totaled \$9.7 million in 2007, \$9.2 million in 2006 and \$2.0 million in 2005. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation was \$3.4 million in 2007, \$3.2 million in 2006 and \$695 thousand in 2005. Unrecognized stock-based compensation expense related to stock options totaled \$18.5 million at December 31, 2007. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 2.9 years. Unrecognized stock-based compensation expense related to non-vested stock awards was \$6.8 million at December 31, 2007. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 2.3 years.

Valuation of Stock-Based Compensation. The fair value of the Corporation's employee stock options granted is estimated on the measurement date, which, for the Corporation, is the date of grant. Prior to the fourth quarter of 2006, the fair value of stock options was estimated using the Black-Scholes option-pricing model. The weighted-average fair value of stock options granted was \$12.69 for options granted prior to the fourth quarter of 2006 and \$11.09 for 2005. The Corporation estimated expected market price volatility and expected term of the options based on historical data and other factors. The weighted-average assumptions used to determine the fair value of options granted prior to the fourth quarter of 2006 are detailed in the table below:

	2006	2005
Risk-free interest rate	4.93%	4.20%
Dividend yield	2.49%	2.53%
Expected market price volatility	23.0%	23.0%
Expected term	5.1 Years	6.1 Years

During the fourth quarter of 2006, the Corporation changed its methodology for estimating the fair value of stock options granted from the Black-Scholes option-pricing model to a binomial lattice-based valuation model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of publicly traded options that have no vesting restrictions and are fully transferable. The Corporation's employee stock options have characteristics that are significantly different from those of publicly traded options in that the Corporation's stock options are not transferable and are frequently exercised well in advance of expiration. Additionally, the Black-Scholes option-pricing model does not allow for the use of dynamic assumptions about interest rates, expected volatility and expected dividends, among other things. Because of the limitations of the Black-Scholes options-pricing model, SFAS 123R indicates that the use of a more complex binomial lattice-based valuation model that takes into account employee exercise patterns based on changes in the Corporation's stock price and other variables, and allows for the use of other dynamic assumptions, may result in a better valuation of employee stock options. Accordingly, management concluded that the use of a binomial lattice-based model provides fair value estimates that better achieve the fair value measurement objective of SFAS 123R.

The weighted-average fair value of stock options granted during 2007 and the fourth quarter of 2006, estimated using a binomial lattice-based valuation model, was $10.10 and $11.97. The assumptions used to determine the fair value of options granted during 2007 and the fourth quarter of 2006 are detailed in the table below.

	2007	2006
Risk-free interest rate	3.70% to 5.24%	0.43% to 11.84%
Weighted-average risk-free interest rate	4.53%	4.71%
Dividend yield	2.51%	2.50%
Expected market price volatility	17.68% to 26.22%	15.30% to 27.90%
Weighted-average expected market price volatility	24.61%	25.70%
Expected term	5.2 to 6.9 Years	5.2 to 7.0 Years
Weighted-average expected term	5.6 Years	5.6 Years

Expected volatility is based on the short-term historical volatility (estimated over the most recent two years) and the long-term historical volatility (estimated over a period at least equal to the contractual term of the options) of the Corporation's stock, and other factors. A variance targeting methodology is utilized to estimate the convergence, or mean reversion, from short-term to long-term volatility within the model. In estimating the fair value of stock options under the binomial lattice-based valuation model, separate groups of employees that have similar historical exercise behavior are considered separately. The expected term of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range of expected term results from certain groups of employees exhibiting different behavior.

The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is the market price of the stock on the measurement date, which, for the Corporation, is the date of the award.

Pro Forma Net Income and Earnings Per Common Share. The following pro forma information presents net income and earnings per share for 2005 as if the fair value method of SFAS 123 had been used to measure compensation cost for stock-based compensation plans. For purposes of these pro forma disclosures, the estimated fair value of stock options and stock awards is amortized to expense over the related vesting periods.

	2005
Net income, as reported	$165,423
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,291
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(5,296)
Pro forma net income	$161,418
Earnings per common share:	
Basic — as reported	$ 3.15
Basic — pro forma	3.08
Diluted — as reported	3.07
Diluted — pro forma	3.00

Note 14 — Other Non-Interest Income and Expense

Other non-interest income and expense totals are presented in the following tables. Components of these totals exceeding 1% of the aggregate of total net interest income and total non-interest income for any of the years presented are stated separately.

	2007	2006	2005
Other non-interest income:			
Check card income	$ 12,747	$ 12,095	$ 9,401
Other	40,987	31,733	32,999
Total	$ 53,734	$ 43,828	$42,400
Other non-interest expense:			
Legal and other professional fees	$ 17,744	$ 17,180	$12,102
Advertising, promotions and public relations	13,694	11,109	11,293
Stationery, printing and supplies	7,702	7,195	6,143
Outside computer services	4,454	4,030	10,310
Other	81,270	67,208	59,645
Total	$124,864	$106,722	$99,493

Note 15 — Income Taxes

Income tax expense was as follows:

	2007	2006	2005
Current income tax expense	$96,934	$93,082	$78,410
Deferred income tax expense (benefit)	857	(1,266)	555
Income tax expense	$97,791	$91,816	$78,965

Reported income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	2007	2006	2005
Income tax expense computed at the statutory rate	$108,452	$99,892	$85,536
Effect of tax-exempt interest	(10,040)	(6,482)	(4,986)
Bank owned life insurance income	(1,571)	(1,443)	(1,377)
Other	950	(151)	(208)
Income tax expense, as reported	$ 97,791	$91,816	$78,965

Year-end deferred taxes were as follows:

	2007	2006
Deferred tax assets:		
Allowance for possible loan losses	$ 31,834	$ 32,339
Net unfunded liability for defined benefit post-retirement benefit plans	8,131	14,069
Stock-based compensation	6,354	3,927
Gain on sale of assets	2,804	2,899
Non-accrual loans	1,391	1,127
Non-compete agreements	1,272	1,318
Building modification reserve	1,268	1,268
Reserve for medical insurance	989	2,436
Net unrealized loss on securities available for sale and effective cash flow hedging derivatives	—	15,488
Other	2,932	3,688
Total gross deferred tax assets	56,975	78,559
Deferred tax liabilities:		
Intangible assets	(12,571)	(14,018)
Defined benefit post-retirement benefit plans	(3,455)	(2,143)
Deferred loan origination costs	(1,826)	(676)
Premises and equipment	(1,810)	(2,964)
Leases	(1,737)	(878)
Prepaid expenses	(1,157)	(1,227)
Net unrealized gain on securities available for sale and effective cash flow hedging derivatives	(4,156)	—
Other	(2,334)	(2,284)
Total gross deferred tax liabilities	(29,046)	(24,190)
Net deferred tax asset	$ 27,929	$ 54,369

No valuation allowance for deferred tax assets was recorded at December 31, 2007 and 2006 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

The Corporation adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109," effective January 1, 2007. Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of Interpretation 48 did not have a significant impact on the Corporation's financial statements.

The Corporation files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2004. During the third quarter of 2007, the Internal Revenue Service ("IRS") completed an examination of the Corporation's U.S. income tax returns for 2004 and 2005. The adjustments resulting from the examination did not have a significant impact on the Corporation's financial statements.

Note 16 — Other Comprehensive Income

Total comprehensive income is reported in the accompanying statements of changes in shareholders' equity. Information related to net other comprehensive income (loss) is as follows:

	2007	2006	2005
Other comprehensive income (loss):			
Securities available for sale:			
Change in net unrealized gain/loss during the period	$21,569	$(9,888)	$(50,951)
Reclassification adjustment for (gains) losses included in income	(15)	1	(19)
Change in funded status of defined benefit post-retirement benefit plans	16,968	4,362	(9,613)
Change in accumulated gain/loss on effective cash flow hedging derivatives	34,571	(1,322)	(430)
	73,093	(6,847)	(61,013)
Deferred tax (benefit) expense	25,583	(2,397)	(21,355)
Net other comprehensive income (loss)	$47,510	$(4,450)	$(39,658)

The components of accumulated other comprehensive income, net of tax, as of year-end were as follows:

	2007	2006
Net unfunded liability for defined benefit post-retirement benefit plans	$(15,100)	$(26,129)
Net unrealized gain (loss) on securities available for sale	(13,615)	(27,625)
Accumulated gain (loss) on effective cash flow hedging derivatives	21,333	(1,138)
	$ (7,382)	$(54,892)

Note 17 — Derivative Financial Instruments

The fair value of derivative positions outstanding is included in accrued interest receivable and other assets and accrued interest payable and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows.

Interest Rate Derivatives. The Corporation utilizes interest rate swaps, caps and floors to mitigate exposure to interest rate risk. Many of the Corporation's interest rate derivative positions are matched to specific fixed-rate commercial loans or leases that the Corporation has entered into with its customers. These derivative positions have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying commercial loan/lease due to changes in interest rates. The related contracts are structured so that the notional amounts reduce over time to generally match the expected amortization of the underlying loan/lease.

During the fourth quarter of 2007, the Corporation entered into three interest rate swap contracts with a total notional amount of $1.2 billion. The interest rate swap contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's monthly interest receipts on a rolling portfolio of $1.2 billion of variable-rate loans outstanding throughout the 84-month period beginning on

October 25, 2007 and ending on October 25, 2014 from the risk of variability of those cash flows such that the yield on the underlying loans would remain constant. The desired constant yield is 7.559% in the case of the first contract (underlying loan pool totaling $650.0 million carrying an interest rate equal to Prime), 8.059% in the case of the second (underlying loan pool totaling $230.0 million carrying an interest rate equal to Prime plus a margin of 50 basis points) and 8.559% in the case of the third contract (underlying loan pool totaling $320.0 million carrying an interest rate equal to Prime plus a margin of 100 basis points). The Corporation expects to maintain pools of such loans having the aforementioned total principal balances over the entire 84-month term of the swaps. Under the swaps, the Corporation will receive a fixed interest rate of 7.559% and pay a variable interest rate equal to the daily Federal Reserve Statistical Release H-15 Prime Rate ("Prime"), with monthly settlements. The interest rate swaps were entered into at current market rates on the transaction date. Accordingly, no premium was paid or received in connection with the swaps.

In conjunction with entering into the aforementioned interest rate swap contracts, the Corporation terminated its three interest rate floor contracts, which had a total notional amount of $1.3 billion. These interest rate floor contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's monthly interest receipts (over a 36-month period) on a rolling portfolio of $1.3 billion of variable-rate loans from the risk of a decrease in those cash flows to a level such that the yield on the underlying loans would be less than a range of 6.00% to 7.00%, depending upon the applicable floor contract. These floor contracts would have otherwise expired on December 15, 2008. As of the date of termination, the accumulated after-tax loss applicable to these floor contracts included in accumulated other comprehensive income totaled $740 thousand. This amount will be reclassified into earnings during the future periods when the formerly hedged transactions would have impacted earnings.

The Corporation also has certain interest rate derivative positions that are not designated as hedging instruments. These derivative positions relate to transactions in which the Corporation enters into an interest rate swap, cap and/or floor with a customer while at the same time entering into an offsetting interest rate swap, cap and/or floor with another financial institution. In connection with each swap transaction, the Corporation agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Corporation agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the Corporation's customer to effectively convert a variable rate loan to a fixed rate. Because the Corporation acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts offset each other and do not impact the Corporation's results of operations.

The notional amounts and estimated fair values of interest rate derivative positions outstanding at year-end are presented in the following table. The estimated fair values of the subordinated debt interest rate swap and the interest rate floors on variable-rate loans are based on a quoted market price. Internal present value models are used to estimate the fair values of the other interest rate swaps, caps and floors.

	2007		2006	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate derivatives designated as hedges of fair value:				
Commercial loan/lease interest rate swaps	$ 180,908	$ (5,600)	$ 15,337	$ 182
Interest rate derivatives designated as hedges of cash flows:				
Interest rate floors on variable-rate loans	—	—	1,300,000	366
Interest rate swaps on variable-rate loans	1,200,000	33,857	—	—
Non-hedging interest rate derivatives:				
Commercial loan/lease interest rate swaps	328,226	12,928	200,910	3,320
Commercial loan/lease interest rate swaps	328,226	(12,928)	200,910	(3,320)
Commercial loan/lease interest rate caps	—	—	17,500	5
Commercial loan/lease interest rate caps	—	—	17,500	(5)
Commercial loan/lease interest rate floors	—	—	17,500	8
Commercial loan/lease interest rate floors	—	—	17,500	(8)

The weighted-average receive and pay interest rates for interest rate swaps and the weighted-average strike rates for interest rate caps and floors outstanding at December 31, 2007 were as follows:

	Weighted-Average	
	Interest Rate Paid	Interest Rate Received
Interest rate swaps:		
Fair value hedge commercial loan/lease interest rate swaps	4.78%	4.88%
Cash flow hedge interest rate swaps on variable-rate loans	7.25	7.56
Non-hedging interest rate swaps	5.18	5.18

Interest rate contracts involve the risk of dealing with both bank customers and institutional derivative counterparties and their ability to meet contractual terms. Institutional counterparties must have an investment grade credit rating and be approved by the Corporation's Asset/Liability Management Committee.

The Corporation's credit exposure on interest rate swaps is limited to the net favorable value and interest payments of all swaps by each counterparty. In such cases collateral may be required from the counterparties involved if the net value of the swaps exceeds a nominal amount considered to be immaterial. The Corporation's credit exposure, net of any collateral pledged, relating to interest rate swaps was approximately $29.1 million at December 31, 2007. This credit exposure includes approximately $16.2 million related to upstream financial institution counterparties and $12.9 million related to bank customers. Collateral levels are monitored and adjusted on a regular basis for changes in interest rate swap values.

For fair value hedges, the changes in the fair value of both the derivative hedging instrument and the hedged item are recorded in current earnings as other income or other expense. The extent that such changes in fair value do not offset represents hedge ineffectiveness. For cash flow hedges, the effective portion of the gain or loss on the derivative hedging instrument is reported in other comprehensive income, while the ineffective portion (indicated by the excess of the cumulative change in the fair value of the derivative over that which is necessary to offset the cumulative change in expected future cash flows on the hedge transaction) is recorded in current earnings as other income or other expense. The amount of hedge ineffectiveness reported in earnings was not significant during any of the reported periods. The accumulated net after-tax gain related to derivatives included in accumulated other comprehensive income totaled $21.3 million at December 31, 2007.

During the first quarter of 2006, the Corporation terminated certain interest rate swaps with a total notional amount of $334.6 million. The swaps were designated as hedging instruments in fair value hedges of certain fixed-rate commercial loans. The cumulative basis adjustment to fair value resulting from the designation of these loans as hedged items totaled $4.4 million upon termination of the swaps. This cumulative basis adjustment is being treated similar to a premium and amortized as an offset to interest income over the expected remaining life of the underlying loans using the effective yield method.

Commodity Derivatives. The Corporation enters into commodity swaps and option contracts to accommodate the business needs of its customers. Upon the origination of a commodity swap or option contract with a customer, the Corporation simultaneously enters into an offsetting contract with a third party to mitigate the exposure to fluctuations in commodity prices.

The notional amounts and estimated fair values of commodity derivative positions outstanding at December 31, 2007 and December 31, 2006 are presented in the following table. The estimated fair values are based on quoted market prices.

		December 31, 2007		December 31, 2006	
	Notional Units	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Commodity swaps:					
Oil	Barrels	355	$ 7,997	27	$ 36
Oil	Barrels	355	(7,909)	27	(29)
Natural gas	MMBTUs	1,510	820	600	952
Natural gas	MMBTUs	1,510	(786)	600	(953)
Commodity options:					
Oil	Barrels	383	3,335	566	1,837
Oil	Barrels	383	(3,334)	566	(1,835)
Natural gas	MMBTUs	—	—	1,440	1,006
Natural gas	MMBTUs	—	—	1,440	(1,006)

Foreign Currency Derivatives. The Corporation enters into foreign currency forward contracts to accommodate the business needs of its customers. Upon the origination of a foreign currency forward contract with a customer, the Corporation simultaneously enters into an offsetting contract with a third party to negate the exposure to fluctuations in foreign currency exchange rates. The notional amounts and fair values of open foreign currency forward contracts were not significant at December 31, 2007 and 2006.

Note 18 — Fair Value of Financial Instruments

The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. Fair value estimates for other financial instruments are discussed below:

Securities. Fair value estimates are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans. The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality. Fair values for impaired loans are estimated using a discounted cash flow analysis or the underlying collateral values. Fair value of loans held for sale is based on quoted market prices.

Derivatives. The estimated fair value of the variable rate loan interest rate swaps, foreign currency contracts and commodity swaps/options are based on a quoted market price. Internal present value models are used to estimate the fair values of the other interest rate swaps, caps and floors.

Deposits. The estimated fair value approximates carrying value for demand deposits. The fair value of fixed-rate deposit liabilities with defined maturities is estimated by discounting future cash flows using the interest rates currently offered for deposits of similar remaining maturities.

Borrowings. The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments.

Junior Subordinated Deferrable Interest Debentures. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly.

Subordinated notes payable. Fair value is estimated based on the quoted market prices of similar instruments.

Loan commitments, standby and commercial letters of credit. The Corporation's lending commitments have variable interest rates and "escape" clauses if the customer's credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

The year-end estimated fair values of financial instruments were as follows:

	2007		2006	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Financial assets:				
Cash and cash equivalents	$ 1,196,512	$ 1,196,512	$ 1,444,585	$ 1,444,585
Securities	3,427,050	3,427,139	3,350,455	3,350,517
Loans	7,769,362	7,810,533	7,373,384	7,364,545
Allowance for loan losses	(92,339)	—	(96,085)	—
Net loans	7,677,023	7,810,533	7,277,299	7,364,545
Cash surrender value of life insurance policies	116,231	116,231	111,742	111,742
Commercial loan/lease interest rate swaps designated as hedges of fair value	—	—	182	182
Interest rate swaps on variable rate loans designated as hedges of cash flows	33,857	33,857	—	—
Interest rate floors on variable-rate loans designated as hedges of cash flows	—	—	366	366
Non-hedging commercial loan/lease interest rate swaps, caps and floors	12,928	12,928	3,333	3,333
Commodity and foreign exchange derivatives	12,152	12,152	3,831	3,831
Accrued interest receivable	66,045	66,045	63,824	63,824

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial liabilities:				
Deposits	10,529,673	10,533,646	10,387,909	10,389,906
Federal funds purchased and repurchase agreements	933,072	933,072	864,190	864,190
Junior subordinated deferrable interest debentures	139,177	139,177	242,270	246,708
Subordinated notes payable and other borrowings	261,146	265,257	186,366	195,319
Commercial loan/lease interest rate swaps designated as hedges of fair value	5,600	5,600	—	—
Non-hedging commercial loan/lease interest rate swaps, caps and floors	12,928	12,928	3,333	3,333
Commodity and foreign exchange derivatives	12,029	12,029	3,823	3,823
Accrued interest payable	36,244	36,244	30,170	30,170

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. These estimates are subjective in nature and require considerable judgment to interpret market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange, nor are they intended to represent the fair value of the Corporation as a whole. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

In addition, other assets, such as property and equipment, and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

Note 19 — Operating Segments

The Corporation is managed under a matrix organizational structure whereby significant lines of business, including Banking and the Financial Management Group ("FMG"), overlap a regional reporting structure. The regions are primarily based upon geographic location and include Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley, San Antonio and Statewide. The Corporation is primarily managed based on the line of business structure. In that regard, all regions have the same lines of business, which have the same product and service offerings, have similar types and classes of customers and utilize similar service delivery methods. Pricing guidelines for products and services are the same across all regions. The regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development.

The Corporation has two primary operating segments, Banking and FMG, that are delineated by the products and services that each segment offers. The Banking operating segment includes both commercial and consumer banking services, Frost Insurance Agency and Frost Securities, Inc. Commercial banking services are provided to corporations and other business clients and include a wide array of lending and cash management products. Consumer banking services include direct lending and depository services. Frost Insurance Agency provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty products, as well as group health and life insurance products. Frost Securities, Inc. provides advisory and private equity services to middle market companies. The FMG operating segment includes fee-based services within private trust, retirement services, and financial management services, including personal wealth management and brokerage services. The third operating segment, Non-Banks, is for the most part the parent holding company, as well as certain other insignificant non-bank subsidiaries of the parent that, for the most part, have little or no activity. The parent company's principal activities include the direct and indirect ownership of the Corporation's banking and non-banking subsidiaries and the issuance of debt. Its principal source of revenue is dividends from its subsidiaries.

The accounting policies of each reportable segment are the same as those of the Corporation except for the following items, which impact the Banking and FMG segments: (i) expenses for consolidated back-office operations are allocated to operating segments based on estimated uses of those services, (ii) general overhead-type expenses such as executive administration, accounting and internal audit are allocated based on the direct expense level of the operating segment, (iii) income tax expense for the individual segments is calculated essentially at the statutory rate, and (iv) the parent company records the tax expense or benefit necessary to reconcile to the consolidated total.

The Corporation uses a match-funded transfer pricing process to assess operating segment performance. The process helps the Corporation to (i) identify the cost or opportunity value of funds within each business segment, (ii) measure the profitability of a particular business segment by relating appropriate costs to revenues, (iii) evaluate each business segment in a manner consistent with its economic impact on consolidated earnings, and (iv) enhance asset and liability pricing decisions.

Financial results by operating segment are detailed below. Certain prior period amounts have been reclassified to conform to the current presentation.

	Banking	FMG	Non-Banks	Consolidated
2007				
Net interest income (expense)	$511,773	$ 23,378	$(16,414)	$518,737
Provision for possible loan losses	14,733	(73)	—	14,660
Non-interest income	177,245	90,316	670	268,231
Non-interest expense	380,847	71,740	9,859	462,446
Income (loss) before income taxes	293,438	42,027	(25,603)	309,862
Income tax expense (benefit)	93,051	14,710	(9,970)	97,791
Net income (loss)	$200,387	$ 27,317	$(15,633)	$212,071
Revenues from (expenses to) external customers	$689,018	$113,694	$(15,744)	$786,968
Average assets (in millions)	$ 13,004	$ 26(1)	$ 12	$ 13,042
2006				
Net interest income (expense)	$464,032	$ 22,519	$(17,388)	$469,163
Provision for possible loan losses	14,147	3	—	14,150
Non-interest income	161,079	78,401	1,267	240,747
Non-interest expense	340,224	66,056	4,073	410,353
Income (loss) before income taxes	270,740	34,861	(20,194)	285,407
Income tax expense (benefit)	86,599	12,209	(6,992)	91,816
Net income (loss)	$184,141	$ 22,652	$(13,202)	$193,591
Revenues from (expenses to) external customers	$625,111	$100,920	$(16,121)	$709,910
Average assets (in millions)	$ 11,522	$ 44(1)	$ 15	$ 11,581
2005				
Net interest income (expense)	$392,189	$ 13,962	$(14,885)	$391,266
Provision for possible loan losses	10,177	73	—	10,250
Non-interest income	158,474	70,700	1,205	230,379
Non-interest expense	304,965	58,948	3,094	367,007
Income (loss) before income taxes	235,521	25,641	(16,774)	244,388
Income tax expense (benefit)	76,344	8,975	(6,354)	78,965
Net income (loss)	$159,177	$ 16,666	$(10,420)	$165,423
Revenues from (expenses to) external customers	$550,663	$ 84,662	$(13,680)	$621,645
Average assets (in millions)	$ 10,080	$ 47(1)	$ 16	$ 10,143

(1) Excludes off balance sheet managed and custody assets with a total fair value of $24.8 billion, $23.2 billion and $18.1 billion, at December 31, 2007, 2006 and 2005.

Note 20 — Condensed Financial Statements of Parent Company

Condensed financial statements pertaining only to Cullen/Frost Bankers, Inc. are presented below. Investments in subsidiaries are stated using the equity method of accounting.

Condensed Statements of Income

	Year Ended December 31,		
	2007	2006	2005
Income:			
Dividend income	$141,114	$101,173	$186,294
Interest and other income	2,123	4,195	2,422
Total income	143,237	105,368	188,716
Expenses:			
Interest expense	16,426	17,402	14,908
Salaries and employee benefits	1,174	1,798	1,089
Other	9,776	3,523	2,757
Total expenses	27,376	22,723	18,754
Income before income taxes and equity in undistributed earnings of subsidiaries (distributions in excess of earnings of subsidiaries)	115,861	82,645	169,962
Income tax benefit	10,425	7,626	6,843
Equity in undistributed earnings of subsidiaries (distributions in excess of earnings of subsidiaries)	85,785	103,320	(11,382)
Net income	$212,071	$193,591	$165,423

Condensed Balance Sheets

	December 31,	
	2007	2006
Assets:		
Cash	$ 5,031	$ 103,654
Resell agreements	55,730	500
Total cash and cash equivalents	60,761	104,154
Investment in subsidiaries	1,655,476	1,524,393
Other assets	5,947	5,139
Total assets	$1,722,184	$1,633,686
Liabilities:		
Junior subordinated deferrable interest debentures	$ 139,177	$ 242,270
Subordinated notes payable	100,000	—
Accrued interest payable and other liabilities	5,919	14,533
Total liabilities	245,096	256,803
Shareholders' Equity	1,477,088	1,376,883
Total liabilities and shareholders' equity	$1,722,184	$1,633,686

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2007	2006	2005
Operating Activities:			
Net income	$ 212,071	$ 193,591	$165,423
Adjustments to reconcile net income to net cash provided by operating activities:			
(Equity in undistributed earnings of subsidiaries) distributions in excess of earnings of subsidiaries	(85,785)	(103,320)	11,382
Stock-based compensation	247	253	—
Tax benefits from stock-based compensation	—	—	11,371
Excess tax benefits from stock-based compensation	(7,969)	(15,625)	—
Net change in other assets and other liabilities	1,651	23,697	(5,889)
Net cash from operating activities	120,215	98,596	182,287
Investing Activities:			
Net cash paid in acquisitions	(1,903)	(100,074)	(13,297)
Redemption of capital — Cullen/Frost Capital Trust I	3,093	—	—
Capital contributions to subsidiaries	(250)	(164,760)	(33,623)
Net cash from investing activities	940	(264,834)	(46,920)
Financing Activities:			
Proceeds from notes payable	98,799	—	—
Redemption of junior subordinated deferrable interest debentures	(103,093)	—	—
Proceeds from stock option exercises	23,600	42,703	35,805
Proceeds from stock-based compensation activities of subsidiaries	9,403	8,987	1,986
Excess tax benefits from stock-based compensation	7,969	15,625	—
Purchase of treasury stock	(110,406)	(4,666)	(14,972)
Cash dividends paid	(90,820)	(73,400)	(61,499)
Net cash from financing activities	(164,548)	(10,751)	(38,680)
Net change in cash and cash equivalents	(43,393)	(176,989)	96,687
Cash and cash equivalents at beginning of year	104,154	281,143	184,456
Cash and cash equivalents at end of year	$ 60,761	$ 104,154	$281,143

Note 21 — New Accounting Standards

Statements of Financial Accounting Standards

SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. The Corporation adopted the provisions of SFAS 123R on January 1, 2006. The impact of SFAS 123R on the Corporation's financial statements is discussed in Note 13 — Employee Benefit Plans.

SFAS No. 141, "Business Combinations (Revised 2007)." SFAS 141R replaces SFAS 141, "Business Combinations," and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141R, the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, "Accounting for Contingencies." SFAS 141R is expected to have a significant impact on the Corporation's accounting for business combinations closing on or after January 1, 2009.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 did not significantly impact the Corporation's financial statements.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of SFAS 155 on January 1, 2007 did not significantly impact the Corporation's financial statements.

SFAS No. 156, "Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140." SFAS 156 amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125," by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. Adoption of SFAS 156 on January 1, 2007 did not have a significant impact on the Corporation's financial statements.

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Corporation on January 1, 2008 and is not expected to have a significant impact on the Corporation's financial statements.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)." SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. The Corporation was required to recognize the funded status of its defined benefit post-retirement benefit plans in its financial statements for the year ended December 31, 2006. The Corporation had previously recognized the funded status of its Retirement and Restoration plans in prior financial statements. The effect of recognizing the funded status of other defined benefit post-retirement benefit plans was not significant. See Note 13 - Employee Benefit Plans for additional information related to these plans. The requirement to measure plan assets and benefit obligations as of the date of the year-end statement of financial position is effective for the Corporation's financial statements beginning with the year ended after December 31, 2008. The Corporation currently uses December 31 as the measurement date for its defined benefit post-retirement benefit plans.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Corporation on January 1, 2008 and is not expected to have a significant impact on the Corporation's financial statements.

SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51." SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Corporation on January 1, 2009 and is not expected to have a significant impact on the Corporation's financial statements.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Staff Position (FSP) No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. The adoption of FSP 115-1 on January 1, 2006 did not significantly impact the Corporation's financial statements.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The adoption of Interpretation 48 on January 1, 2007 did not significantly impact on the Corporation's financial statements.

FSP No. 48-1 "Definition of Settlement in FASB Interpretation No. 48." FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Corporation's financial statements.

Emerging Issues Task Force Issues

Emerging Issues Task Force ("EITF") Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements." EITF 06-4 requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Under EITF 06-4, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." The Corporation expects to adopt EITF 06-4 effective as of January 1, 2008 as a change in accounting principle through a cumulative-effect adjustment to retained earnings. The amount of the adjustment is not expected to be significant.

American Institute of Certified Public Accountants Statements of Position

SOP No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from prior purchase accounting practice whereby the acquiree's allowance for loan losses was typically added to the acquirer's allowance for loan losses. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the Corporation's financial statements.

SEC Staff Accounting Bulletins

Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Corporation after November 15, 2006.

SAB No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings." SAB No. 109 supersedes SAB 105, "Application of Accounting Principles to Loan Commitments," and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB 109 is applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB 109 is not expected to have a material impact on the Corporation's financial statements.

Cullen/Frost Bankers, Inc.
Consolidated Average Balance Sheets
(Dollars in thousands — tax-equivalent basis)

The following unaudited schedule is presented for additional information and analysis

	Year Ended December 31,					
	2007			2006		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Assets:						
Interest-bearing deposits	$ 7,454	$ 396	5.31%	$ 4,000	$ 251	6.28%
Federal funds sold and resell agreements	579,964	29,895	5.15	718,950	36,550	5.08
Securities:						
Tax-exempt	412,083	26,520	6.41	275,419	17,685	6.46
Taxable	2,876,235	148,467	5.08	2,680,706	133,184	4.85
Total securities	3,288,318	174,987	5.24	2,956,125	150,869	5.00
Loans, net of unearned discount	7,464,140	579,027	7.76	6,523,906	506,264	7.76
Total earning assets and average rate earned	11,339,876	784,305	6.89	10,202,981	693,934	6.76
Cash and due from banks	626,253			615,609		
Allowance for possible loan losses	(95,226)			(85,038)		
Premises and equipment, net	219,873			200,008		
Accrued interest receivable and other assets	950,906			647,693		
Total assets	$13,041,682			$11,581,253		
Liabilities:						
Non-interest-bearing demand deposits:						
Commercial and individual	$ 3,224,741			$ 3,005,811		
Correspondent banks	248,591			277,332		
Public funds	50,800			51,137		
Total non-interest-bearing demand deposits	3,524,132			3,334,280		
Interest-bearing deposits:						
Private accounts:						
Savings and interest checking	1,401,437	6,555	0.47	1,283,830	4,579	0.36
Money market deposit accounts	3,494,704	107,486	3.08	3,022,866	92,075	3.05
Time accounts	1,382,707	60,264	4.36	1,122,979	42,806	3.81
Public funds	409,661	15,932	3.89	420,441	15,630	3.72
Total interest-bearing deposits	6,688,509	190,237	2.84	5,850,116	155,090	2.65
Total deposits	10,212,641			9,184,396		
Federal funds purchased and repurchase agreements	867,152	31,951	3.68	764,173	31,167	4.08
Junior subordinated deferrable interest debentures	153,582	11,283	7.35	230,178	17,402	7.56
Subordinated notes payable and other notes	237,671	15,591	6.56	150,000	9,991	6.66
Federal Home Loan Bank advances	22,447	1,048	4.67	25,574	1,146	4.48
Total interest-bearing liabilities and average rate paid	7,969,361	250,110	3.14	7,020,041	214,796	3.06
Accrued interest payable and other liabilities	153,167			153,333		
Total liabilities	11,646,660			10,507,654		
Shareholders' equity	1,395,022			1,073,599		
Total liabilities and shareholder's equity	$13,041,682			$11,581,253		
Net interest income		$534,195			$479,138	
Net interest spread			3.75%			3.70%
Net interest income to total average earning assets			4.69%			4.67%

For these computations: (i) average balances are presented on a daily average basis, (ii) information is shown on a taxable-equivalent basis assuming a 35% tax rate, (iii) average loans include loans on non-accrual status, and (iv) average securities include unrealized gains and losses on securities available for sale, while yields are based on average amortized cost.

Year Ended December 31,

2005			2004			2003			2002		
Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
$ 5,644	$ 150	2.66%	$ 6,175	$ 63	1.02%	$ 8,869	$ 104	1.17%	$ 14,220	$ 199	1.40%
521,674	18,147	3.48	564,286	8,834	1.57	825,452	9,601	1.16	244,790	3,991	1.63
260,207	16,521	6.48	219,674	14,138	6.68	200,844	13,184	6.56	181,928	12,697	6.98
2,586,904	121,377	4.68	2,739,001	125,999	4.63	2,478,427	117,342	4.73	1,983,502	112,079	5.65
2,847,111	137,898	4.84	2,958,675	140,137	4.77	2,679,271	130,526	4.87	2,165,430	124,776	5.76
5,594,477	361,304	6.46	4,823,198	250,174	5.19	4,497,489	233,902	5.20	4,536,999	265,931	5.86
8,968,906	517,499	5.77	8,352,334	399,208	4.79	8,011,081	374,133	4.67	6,961,439	394,897	5.67
604,625			746,257			1,046,690			893,995		
(77,551)			(81,232)			(83,616)			(79,394)		
175,829			168,714			168,705			161,941		
471,436			432,776			440,969			415,164		
$10,143,245			$9,618,849			$9,583,829			$8,353,145		
$ 2,639,071			$2,395,663			$2,133,906			$1,942,228		
323,712			469,635			848,737			553,318		
45,967			49,222			55,081			44,886		
3 008,750			2,914,520			3,037,724			2,540,432		
1,206,055	3,009	0.25	1,171,883	1,090	0.09	1,052,637	916	0.09	1,003,713	1,800	0.18
2,646,975	48,158	1.82	2,444,734	24,508	1.00	2,153,489	20,601	0.96	1,857,130	23,860	1.28
894,459	20,499	2.29	865,176	10,173	1.18	1,001,581	12,793	1.28	1,155,746	24,767	2.14
376,547	7,268	1.93	370,373	3,379	0.91	331,915	3,096	0.93	337,289	4,956	1.47
5,124,036	78,934	1.54	4,852,166	39,150	0.81	4,539,622	37,406	0.82	4,353,878	55,383	1.27
8,132,786			7,766,686			7,577,346			6,894,310		
605,965	16,632	2.74	564,489	5,775	1.02	854,517	4,059	0.48	400,511	5,359	1.34
226,805	14,908	6.57	212,271	12,144	5.72	103,093	8,735	8.47	103,093	8,735	8.47
150,000	7,626	5.08	150,000	4,974	3.32	150,399	4,645	3.09	152,062	5,902	3.88
10,807	461	4.27	1,115	63	5.65	10,936	343	3.14	19,981	746	3.73
6,117,613	118,561	1.94	5,780,041	62,106	1.07	5,658,567	55,188	0.98	5,029,525	76,125	1.51
136,242			135,215			153,544			131,915		
9,262,605			8,829,776			8,849,835			7,701,872		
880,640			789,073			733,994			651,273		
$10,143,245			$9,618,849			$9,583,829			$8,353,145		
	$398,938			$337,102			$318,945			$318,772	
		3.83%			3.72%			3.69%			4.16%
		4.45%			4.05%			3.98%			4.58%

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of Cullen/Frost Bankers, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2007, management assessed the effectiveness of the Corporation's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on the assessment, management determined that the Corporation maintained effective internal control over financial reporting as of December 31, 2007, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, is included in this Item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Attestation Report of Independent Registered Public Accounting Firm

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cullen/Frost Bankers, Inc.

We have audited Cullen/Frost Bankers, Inc.'s (the "Corporation") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cullen/Frost Bankers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cullen/Frost Bankers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balances sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity, and the cash flows for each of the three years in the period ended December 31, 2007 of Cullen/Frost Bankers, Inc. and our report dated February 1, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Antonio, Texas
February 1, 2008

ITEM 9B. OTHER INFORMATION

On February 1, 2008, Cullen/Frost's board of directors approved amendments to Cullen/Frost's bylaws (i) to provide for the phased declassification of the board of directors of Cullen/Frost, commencing with the 2009 annual meeting of shareholders, and (ii) to expressly provide for the issuance of uncertificated shares, in response to a New York Stock Exchange requirement that all listed securities be eligible for a direct registration system.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers is included under the section captioned "Executive Officers of the Registrant" in Part I, Item 1, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information regarding securities authorized for issuance under the Corporation's equity compensation plans is included under the section captioned "Stock-Based Compensation Plans" in Part II, Item 5, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements.* Reference is made to Part II, Item 8, of this Annual Report on Form 10-K.

2. *Consolidated Financial Statement Schedules.* These schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. *Exhibits.* The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the Securities and Exchange Commission. Copies of individual exhibits will be furnished to shareholders upon written request to Cullen/Frost and payment of a reasonable fee.

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
3.1	Restated Articles of Incorporation of Cullen/Frost Bankers, Inc.		10-Q	0-7275	3.1	7/26/06
3.2	Amended and Restated Bylaws of Cullen/Frost Bankers, Inc.	X				
4.1	Shareholder Protection Rights Agreement dated as of January 26, 1999 between Cullen/Frost Bankers, Inc. and The Frost National Bank, as Rights Agent		8-A	0-7275	1	2/1/99
4.2*	Instruments Defining the Rights of Holders of Long-Term Debt					
10.1+	Restoration of Retirement Income Plan for Participants in the Retirement Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (as amended and restated)		10-K	0-7275	10.1	3/31/99
10.2+	The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates		S-8	333-108321	4.4	8/28/03
10.3+	1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates		S-8	33-39478	4.4	3/18/91
10.4+	Cullen/Frost Bankers, Inc. Restricted Stock Plan		S-8	33-53492	4.4	10/20/92
10.5+	Cullen/Frost Bankers, Inc. Supplemental Executive Retirement Plan		10-K	0-7275	10.13	3/30/95
10.6+	Cullen/Frost Bankers, Inc. 1997 Director Stock Plan		S-8	333-102133	4.4	12/23/02
10.7+	Cullen/Frost Bankers, Inc. 1992 Stock Plan, as amended		S-8	333-68928	4.5 — 4.7	9/4/01
10.8+	Change-In-Control Agreements with Five Executive Officers	X				
10.9+	Change-In-Control Agreements with Five Executive Officers	X				
10.10+	Cullen/Frost Bankers, Inc. 2001 Stock Plan		S-8	333-68928	4.4	9/4/01
10.11+	Retirement Agreement with a former Executive Officer		10-K	0-7275	10.10	3/28/03

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
10.12+	Deferred Compensation Plan for Covered Employees		10-K	0-7275	10.11	3/28/03
10.13+	Cullen/Frost Restoration Profit Sharing Plan		10-K	0-7275	10.12	2/4/05
10.14+	2005 Omnibus Incentive Plan		S-8	333-127341	4.4	8/9/05
10.15+	2007 Outside Director Incentive Plan		S-8	333-143397	4.4	5/31/07
21.1	Subsidiaries of Cullen/Frost Bankers, Inc.	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney	X				
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer	X				
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer	X				
32.1++	Section 1350 Certification of the Chief Executive Officer	X				
32.2++	Section 1350 Certification of the Chief Financial Officer	X				

* The Corporation agrees to furnish to the SEC, upon request, copies of any such instruments.

\+ Management contract or compensatory plan or arrangement.

++ This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(b) Exhibits — See exhibit index included in Item 15(a)3 of this Annual Report on Form 10-K.

(c) Financial Statement Schedules — See Item 15(a)2 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2008

CULLEN/FROST BANKERS, INC.
(Registrant)

By: /s/ PHILLIP D. GREEN
Phillip D. Green
Group Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ T.C. FROST* **T.C. Frost**	Senior Chairman of the Board and Director	February 1, 2008
/s/ RICHARD W. EVANS, JR.* **Richard W. Evans, Jr.**	Chairman of the Board and Director (Principal Executive Officer)	February 1, 2008
/s/ PHILLIP D. GREEN **Phillip D. Green**	Group Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 1, 2008
/s/ R. DENNY ALEXANDER* **R. Denny Alexander**	Director	February 1, 2008
/s/ CARLOS ALVAREZ* **Carlos Alvarez**	Director	February 1, 2008
/s/ ROYCE S. CALDWELL* **Royce S. Caldwell**	Director	February 1, 2008
/s/ CRAWFORD H. EDWARDS* **Crawford H. Edwards**	Director	February 1, 2008
/s/ RUBEN M. ESCOBEDO* **Ruben M. Escobedo**	Director	February 1, 2008

SIGNATURES — (Continued)

Signature	Title	Date
/s/ PATRICK B. FROST* **Patrick B. Frost**	Director and President of The Frost National Bank	February 1, 2008
/s/ KAREN E. JENNINGS* **Karen E. Jennings**	Director	February 1, 2008
/s/ RICHARD M. KLEBERG, III* **Richard M. Kleberg, III**	Director	February 1, 2008
/s/ ROBERT S. MCCLANE* **Robert S. McClane**	Director	February 1, 2008
/s/ IDA CLEMENT STEEN* **Ida Clement Steen**	Director	February 1, 2008
/s/ HORACE WILKINS, JR.* **Horace Wilkins, Jr.**	Director	February 1, 2008
*By: /s/ PHILLIP D. GREEN **Phillip D. Green** As attorney-in-fact for the persons indicated	Group Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 1, 2008

Cullen/Frost Bankers, Inc.

A Texas Financial Services Family

100 West Houston Street
San Antonio, Texas 78205

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 24, 2008

To the Shareholders of
CULLEN/FROST BANKERS, INC.:

The Annual Meeting of Shareholders of Cullen/Frost Bankers, Inc. ("Cullen/Frost") will be held in the Commanders Room at The Frost National Bank ("Frost Bank"), 100 West Houston Street, San Antonio, Texas, on Thursday, April 24, 2008, at 11:00 a.m., San Antonio time, for the following purposes:

1. To elect four nominees to serve as Class III directors for a three-year term that will expire at the 2011 Annual Meeting of Shareholders; and

2. To ratify the selection of Ernst & Young LLP to act as independent auditors of Cullen/Frost for the fiscal year that began January 1, 2008; and

3. To transact any other business that may properly come before the meeting.

You must be a shareholder of record at the close of business on March 7, 2008 to vote at the Annual Meeting. In order to hold the meeting, holders of a majority of the outstanding shares must be present either in person or by proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS:

Cullen/Frost is making available at **www.proxydocs.com/cfr** this Proxy Statement for the 2008 Annual Meeting of Shareholders and its 2007 Annual Report to Shareholders.

Your vote is very important. Whether or not you plan to attend the Annual Meeting of Shareholders, we urge you to vote and submit your proxy by the Internet, telephone or mail in order to ensure the presence of a quorum. If you attend the meeting, you will have the right to revoke the proxy and vote your shares in person.

Shareholders of record may vote:

1. By Internet: go to **www.proxydocs.com/cfr**; or

2. By phone: toll-free: call 1-866-390-5375; or

3. By mail: complete and return the enclosed proxy card in the postage prepaid envelope provided.

If your shares are held in the name of a broker, bank or other shareholder of record, please follow the voting instructions that you receive from the shareholder of record entitled to vote your shares.

All shareholders are cordially invited to attend the Annual Meeting.

By Order of the Board of Directors,

Stan McCormick

STAN McCORMICK
Executive Vice President
Corporate Counsel and Secretary

Dated: March 25, 2008

TABLE OF CONTENTS

Cullen/Frost Bankers, Inc.
A Texas Financial Services Family

100 West Houston Street
San Antonio, Texas 78205

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 24, 2008

INTRODUCTION

The Board of Directors of Cullen/Frost Bankers, Inc. ("Cullen/Frost") is soliciting proxies to be used at the Annual Meeting of Shareholders and any adjournment or postponement thereof. The meeting will be held in the Commanders Room at The Frost National Bank ("Frost Bank"), 100 West Houston Street, San Antonio, Texas 78205, on Thursday, April 24, 2008 at 11:00 a.m., San Antonio time. This Proxy Statement and the accompanying proxy card will be mailed to shareholders beginning on or about March 25, 2008.

Internet Availability Of Proxy Materials And Voting

Under new rules adopted by the Securities and Exchange Commission (the "SEC"), we are pleased to provide access to our proxy materials on the Internet. We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This Proxy Statement for the 2008 Annual Meeting of Shareholders and our 2007 Annual Report to Shareholders are available at our proxy materials website at **www.proxydocs.com/cfr**. This website does not utilize any functions that identify you as a visitor to the website, and thus protects your privacy.

At the website, **www.proxydocs.com/cfr**, you may also elect how you would like to receive proxy materials in the future. You can choose from three options:

(1) to receive a notice by mail indicating that the proxy materials are available on the Internet,

(2) to continue to receive a full set of paper proxy materials by mail, or

(3) to receive a notice by e-mail indicating that the proxy materials are available on the Internet.

If you make no election in the future, we will send you by mail either a notice or a full set of proxy materials. If you choose not to receive a full set of paper proxy materials in the future, you will still be able to request one later if you change your mind.

By choosing to receive your future proxy materials by e-mail and the Internet, you will reduce the cost of printing and mailing proxy materials, as well as help in the conservation of our natural resources. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

In addition, we are offering the option this year to vote and submit your proxy by the Internet. If you have Internet access, we encourage you to record your vote by the Internet. We believe it will be convenient for you, and it saves postage and processing costs. In addition, when you vote by the Internet, your vote is recorded immediately, and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. If you do not vote by the Internet, please vote by telephone or by completing and returning the enclosed proxy card in the postage prepaid envelope provided. Submitting your proxy by either Internet, telephone or proxy card will not affect your right to vote in person if you decide to attend the Annual Meeting.

Record Date and Voting Rights

The close of business on March 7, 2008 has been fixed as the record date for the determination of shareholders entitled to vote at the Annual Meeting. The only class of securities of Cullen/Frost outstanding and entitled to vote at the Annual Meeting is Common Stock, par value $0.01 per share. On March 7, 2008, there were outstanding 58,696,866 shares of Common Stock, with each share entitled to one vote.

Proxies

All shares of Cullen/Frost Common Stock represented by properly executed proxies, if timely returned and not subsequently revoked, will be voted at the Annual Meeting in the manner directed in the proxy. If a properly executed proxy does not provide directions, it will be voted for all proposals listed on the proxy and in the discretion of the persons named as proxies with respect to any other business that may properly come before the meeting.

A shareholder may revoke a proxy at any time before it is voted by delivering a written revocation notice to the Corporate Secretary of Cullen/Frost Bankers, Inc., 100 West Houston Street, San Antonio, Texas 78205. A shareholder who attends the Annual Meeting may, if desired, vote by ballot at the meeting, and such vote will revoke any proxy previously given.

Quorum and Voting Requirements

A quorum of shareholders is required to hold a valid meeting. If the holders of at least a majority of the issued and outstanding shares of Cullen/Frost Common Stock are present at the Annual Meeting in person or represented by proxy, a quorum will exist. Shares for which votes are withheld, as well as abstentions and broker non-votes, are counted as "present" for establishing a quorum.

Directors are elected by a plurality of the votes cast at the Annual Meeting. Accordingly, the nominees receiving the highest number of votes will be elected. In the election of Directors, votes may be cast "for" or "withhold authority" with respect to any or all nominees. Votes that are "withheld" will be excluded entirely from the vote and will have no effect on the outcome of the vote.

With respect to the other matters to be voted on at the Annual Meeting, including the ratification of Ernst & Young LLP to act as our independent auditors for the 2008 fiscal year, the affirmative vote of the holders of at least a majority of the shares of Cullen/Frost's Common Stock having voting power and present in person or represented by proxy at the annual meeting will be the act of the shareholders. In voting for these other matters, shares may be voted "for" or "against" or "abstain". An abstention will have the effect of a vote against these other matters.

Under the rules of the Financial Industry Regulatory Authority, Inc., member brokers generally may not vote shares held by them in street name for customers, a so-called "broker non-vote," unless they are permitted to do so under the rules of any national securities exchange of which they are a member. Under the rules of the New York Stock Exchange, Inc. ("NYSE"), a member broker that holds shares in street name for customers has authority to vote on "routine" items if it has transmitted proxy-soliciting materials to the beneficial owner but has not received instructions from that owner. The election of Directors and the proposal to ratify the selection of Ernst & Young LLP to act as Cullen/Frost's independent auditors are both "routine" items and the NYSE rules permit member brokers that do not receive instructions to vote on these items.

Expenses of Solicitation

Cullen/Frost will pay the expenses of the solicitation of proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, Directors, officers, and employees of Cullen/Frost may solicit proxies by telephone, facsimile, in person or by other means of communication. Cullen/Frost also has retained Georgeson Inc. ("Georgeson") to assist with the solicitation of proxies. Directors, officers, and employees of Cullen/Frost will receive no additional compensation for the solicitation of proxies, and Georgeson will receive a fee not to exceed $7,000.00, plus reimbursement for out-of-pocket expenses. Cullen/Frost has requested that brokers, nominees, fiduciaries, and other custodians forward proxy-soliciting material to the beneficial owners of Cullen/Frost Common Stock. Cullen/Frost will reimburse these persons for out-of-pocket expenses they incur in connection with its request.

ELECTION OF DIRECTORS
(Item 1 On Proxy Card)

Cullen/Frost's Bylaws historically provided for a classified Board of Directors. Directors are assigned to one of three classes, and all classes are as equal in number as possible. The term of office of Class I will expire at the 2009 Annual Meeting. The term of office of Class II will expire at the 2010 Annual Meeting, and the term of office of Class III will expire at the 2011 Annual Meeting. On February 1, 2008, the Board of Directors approved an amendment to Cullen/Frost's Bylaws to provide for the declassification of the Board of Directors, commencing with the 2009 Annual Meeting. The declassification will be "phased" so that each existing class of Directors will stand for election for an annual term upon the expiration of its current term, with the entire Board of Directors to be elected annually at the 2011 Annual Meeting and thereafter.

The following four Directors currently assigned to Class III have been nominated to serve for a new three-year term: Mr. R. Denny Alexander, Mr. Carlos Alvarez, Mr. Royce S. Caldwell and Ms. Ida Clement Steen. If any nominee is unable to serve, the individuals named as proxies on the enclosed proxy card will vote the shares to elect the remaining nominees and any substitute nominee or nominees designated by the Board.

The tables below provide information on each nominee, as well as each Director whose term continues after the meeting.

Nominees for Three-Year Term Expiring in 2011 (Class III):

				Shares Owned[1]	
Name	Age	Principal Occupation During Past Five Years	Director Since	Amount and Nature of Beneficial Ownership	Percent
R. Denny Alexander	62	Investments; former Chairman, Overton Bank & Trust and former Director, Overton Bancshares, Inc. (merged with Cullen/Frost)	1998	124,550[2]	0.21%
Carlos Alvarez	57	Chairman, President and Chief Executive Officer of The Gambrinus Company	2001	112,000	0.19%
Royce S. Caldwell	69	Former Vice Chairman, AT&T Inc.	1994	14,800	0.03%
Ida Clement Steen	55	Investments	1996	20,300[3]	0.03%

Directors Continuing in Office Term Expiring in 2010 (Class II):

Name	Age	Principal Occupation During Past Five Years	Director Since	Shares Owned[1] Amount and Nature of Beneficial Ownership	Percent
Richard W. Evans, Jr.	61	Chairman of the Board, Chief Executive Officer, and President of Cullen/Frost; Chairman of the Board and Chief Executive Officer of Frost Bank, a Cullen/Frost subsidiary	1993	618,395[4,5]	1.05%
Karen E. Jennings	57	Former Senior Executive Vice President Advertising and Corporate Communications, AT&T Inc.	2001	8,100	0.01%
Richard M. Kleberg, III	65	Investments	1992	40,425[6]	0.07%
Horace Wilkins, Jr.	57	Former President, Special Markets, AT&T Inc.; former Regional President, AT&T Inc.	1997	4,400	0.01%

Directors Continuing in Office Term Expiring in 2009 (Class I):

Name	Age	Principal Occupation During Past Five Years	Director Since	Shares Owned[1] Amount and Nature of Beneficial Ownership	Percent
Crawford H. Edwards	49	President, Cassco Land Company	2005	339,035[7]	0.57%
Ruben M. Escobedo	70	Certified Public Accountant	1996	35,000[8]	0.06%
Patrick B. Frost	48	President, Frost Bank, a Cullen/Frost subsidiary	1997	925,729[4,9]	1.57%
Robert S. McClane	68	President, McClane Partners, LLC; former Director of Prodigy Communications Corp.; former President of Cullen/Frost	1985	19,272	0.03%
Directors Retiring in 2008:					
T.C. Frost	80	Senior Chairman of the Board of Cullen/Frost	1966	443,190[4,10]	0.75%

(1) Beneficial ownership is stated as of December 31, 2007 except for Mr. Richard W. Evans, Jr., Mr. Patrick B. Frost and Mr. T.C. Frost which is stated as of February 29, 2008. The owners have sole voting and sole investment power for the shares of Cullen/Frost Common Stock reported unless otherwise indicated. Beneficial ownership includes the following shares that the individual had a right to acquire pursuant to stock options exercisable within sixty (60) days from December 31, 2007 (or February 29, 2008 in the case of Mr. Richard W. Evans, Jr., Mr. Patrick B. Frost and Mr. T.C. Frost) : Mr. Richard W. Evans, Jr. 106,650; Mr. Patrick B. Frost 22,875; Mr. Richard M. Kleberg, III 26,000; Mr. Ruben M. Escobedo 10,000; Ms. Ida Clement Steen 18,000; Mr. Carlos Alvarez 14,000; Mr. Royce S. Caldwell 14,000; Mr. R. Denny Alexander 12,000; Ms. Karen E. Jennings and Mr. Robert S. McClane 8,000; Mr. Crawford H. Edwards and Mr. Horace Wilkins, Jr. 4,000; and Mr. T.C. Frost 1,000. The number of shares of Cullen/Frost Common Stock beneficially owned by all Directors, nominees and executive officers as a group is disclosed on page 32.

(2) Includes 21,000 shares held by a charitable foundation for which Mr. R. Denny Alexander disclaims beneficial ownership.

(3) Includes 1,100 shares in four trusts for which Ms. Ida Clement Steen shares voting and investment power with her husband.

(4) Includes the following shares allocated under the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. for which each beneficial owner has both sole voting and sole investment power: Mr. T.C. Frost 52,463; Mr. Richard W. Evans, Jr. 43,898; and Mr. Patrick B. Frost 20,569.

(5) Includes 120,003 shares held by a family limited partnership of which the general partner is a limited liability company of which Mr. Richard W. Evans, Jr. is the sole manager.

(6) Includes 8,400 shares held by a family partnership for which Mr. Richard M. Kleberg, III has sole voting and sole investment power.

(7) Includes (a) 103,476 shares held by four trusts of which Mr. Crawford H. Edwards is the trustee, and (b) 179,675 shares held in the Estate of Caswell O. Edwards, II, Deceased for which voting and investment power rests with the majority of four co-executors of the Estate.

(8) Includes (a) 425 shares held by Mr. Ruben M. Escobedo's wife for which Mr. Ruben M. Escobedo disclaims beneficial ownership, and (b) 2,150 shares for which Mr. Ruben M. Escobedo shares voting and investment power with his wife.

(9) Includes (a) 707,493 shares held by a limited partnership of which the general partner is a limited liability company of which Mr. Patrick B. Frost is the sole managing member, (b) 3,855 shares held by Mr. Patrick B. Frost's children for which Mr. Patrick B. Frost is the custodian, and (c) 630 shares held by Mr. Patrick B. Frost's wife for which Mr. Patrick B. Frost disclaims beneficial ownership. With respect to the 707,493 shares held by a limited partnership, Mr. Patrick B. Frost has sole voting rights over all shares, sole investment power over 70,749 shares and shared investment power over 636,744 shares. Mr. T.C. Frost may also have shared investment power over 636,744 of these shares. See footnote (10) below.

(10) Includes (a) 336,992 shares held by various trusts of which Mr. T.C. Frost is the trustee, and (b) 33,684 shares held by the Pat and Tom Frost Foundation Trust for which Mr. T.C. Frost disclaims beneficial ownership. Mr. T.C. Frost may also be deemed to have shared investment power over 636,744 shares held by a limited partnership; Mr. T.C. Frost owns directly, and is the trustee of a trust that owns, limited partnership interests in the limited partnership. Mr. Patrick B. Frost shares investment power over these shares with Mr. T.C. Frost. See footnote (9) above.

GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

Meetings and Attendance

The Board of Directors had six meetings in 2007. Each of Cullen/Frost's current Directors attended at least 88 percent of the meetings of the Board and the Committees of the Board on which he or she served during 2007.

The Board of Directors has a policy which encourages all Directors to attend the Annual Meeting of Shareholders and in 2007 twelve out of thirteen Directors attended the Annual Meeting.

Committees of the Board

The Board of Directors has five Committees, each of which is described in the chart below.

Committee	Members	Primary Responsibilities	Meetings in 2007
Audit	Ruben M. Escobedo (Chair) Royce S. Caldwell Richard M. Kleberg, III	• Assists Board oversight of the integrity of Cullen/Frost's financial statements, Cullen/Frost's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the independent auditors and Cullen/Frost's internal audit function. • Appoints, compensates, retains and oversees the independent auditors, and pre-approves all audit and non-audit services.	6
Compensation and Benefits	Royce S. Caldwell (Chair) Ruben M. Escobedo Karen E. Jennings	• Oversees the development and implementation of Cullen/Frost's compensation and benefits programs. • Reviews and approves the corporate goals and objectives relevant to the compensation of the CEO, evaluates the CEO's performance based on those goals and objectives, and sets the CEO's compensation based on the evaluation. • Oversees the administration of Cullen/Frost's compensation and benefits plans.	2
Corporate Governance and Nominating	Royce S. Caldwell (Chair) Ruben M. Escobedo Karen E. Jennings	• Maintains and reviews Cullen/Frost's corporate governance principles. • Oversees and establishes procedures for the evaluation of the Board. • Identifies and recommends candidates for election to the Board.	2
Executive	Richard W. Evans, Jr. (Chair) Patrick B. Frost T.C. Frost	• Acts for the Board of Directors between meetings, except as limited by resolutions of the Board, Cullen/Frost's Articles of Incorporation or By-Laws, and applicable law.	6
Strategic Planning	Richard W. Evans, Jr. (Chair) R. Denny Alexander Carlos Alvarez Royce S. Caldwell T.C. Frost	• Analyzes the strategic direction for Cullen/Frost, including reviewing short-term and long-term goals. • Monitors Cullen/Frost's corporate mission statement and capital planning.	4

The Board has adopted written charters for the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee. All of these charters are available at www.frostbank.com or in print, to any shareholder making a request by contacting the Corporate Secretary, Stan McCormick, at 100 West Houston Street, San Antonio, Texas 78205.

As described in more detail below under "Certain Corporate Governance Matters — Director Independence," the Board has determined that each member of the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee is independent within the meaning of the rules of the NYSE. The Board has also determined that each member of the Audit Committee is independent within the meaning of the rules of the SEC. In addition, the Board has determined that each member of the Audit Committee is "financially literate" and that at least one member of the Audit Committee has "accounting or related financial management expertise," in each case within the meaning of the NYSE's rules. The Board has also determined that Mr. Ruben M. Escobedo is an "audit committee financial expert" within the meaning of the SEC's rules.

Director Nomination Process

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become members of the Board of Directors and for recommending to the Board the nominees to stand for election as Directors.

In identifying Director candidates, the Corporate Governance and Nominating Committee may seek input from Cullen/Frost's management and from current members of the Board. In addition, it may use the services of an outside consultant, although it has not done so in the past. The Corporate Governance and Nominating Committee will consider candidates recommended by shareholders. Shareholders who wish to recommend candidates may do so by writing to the Corporate Governance and Nominating Committee of Cullen/Frost Bankers, Inc., c/o Corporate Secretary, 100 West Houston Street, San Antonio, Texas 78205. Recommendations may be submitted at any time. The written recommendation must include the name of the candidate, the number of shares of Cullen/Frost Common Stock owned by the candidate and the information regarding the candidate that would be included in a proxy statement for the election of Directors pursuant to paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC.

In evaluating Director candidates, the Corporate Governance and Nominating Committee initially considers the Board's need for additional or replacement Directors. It also considers the criteria approved by the Board and set forth in Cullen/Frost's Corporate Governance Guidelines, which include, among other things, the candidate's personal qualities (in light of Cullen/Frost's core values and mission statement), accomplishments and reputation in the business community, the fit of the candidate's skills and personality with those of other Directors and candidates and the ability of the candidate to commit adequate time to Board and committee matters. The objective is to build a Board that is effective, collegial and responsive to the needs of Cullen/Frost. In addition, considerable emphasis is given to Cullen/Frost's mission statement and core values, statutory and regulatory requirements, the Board's goal of having a substantial majority of independent directors, and the Board's retirement policy.

The Corporate Governance and Nominating Committee evaluates all Director candidates in the same manner, including candidates recommended by shareholders. In considering whether candidates satisfy the criteria described above, the committee will initially utilize the information it receives with the recommendation or otherwise possesses. If it determines, in consultation with other Board members, including the Chairman, that more information is needed, it may, among other things, conduct interviews.

Director Compensation

2007 Director Compensation Table

Name[4]	Fees Earned or Paid in Cash ($)	Stock Award ($)	Option Awards[1,2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation,[3] ($)	Total ($)
R. Denny Alexander	39,000	—	24,680	—	—	—	63,680
Carlos Alvarez	36,000	—	24,680	—	—	—	60,680
Royce S. Caldwell	60,000	—	24,680	—	—	—	84,680
Crawford H. Edwards	50,000	—	24,680	—	—	—	74,680
Ruben M. Escobedo	54,000	—	24,680	—	—	—	78,680
T.C. Frost	—	—	—	—	—	—	—
Karen E. Jennings	42,000	—	24,680	—	—	—	66,680
Richard M. Kleberg, III	48,000	—	24,680	—	—	—	72,680
Robert S. McClane[5]	38,000	—	24,680	—	—	199,742	262,422
Ida Clement Steen	47,000	—	24,680	—	—	—	71,680
Horace Wilkins, Jr.	61,000	—	24,680	—	—	—	85,680

(1) The following information indicates the aggregate number of option awards outstanding for the following Directors as of December 31, 2007: R. Denny Alexander — 12,000; Carlos Alvarez — 18,000; Royce S. Caldwell — 14,000; Crawford H. Edwards — 4,000; Ruben M. Escobedo — 10,000; Karen E. Jennings — 8,000; Richard M. Kleberg, III — 26,000; Robert S. McClane — 8,000; Ida Clement Steen — 18,000; Horace Wilkins, Jr. — 4,000. T.C. Frost had 23,000 option awards outstanding as of December 31, 2007 that have been granted to him in his capacity as an employee.

(2) Amounts shown represent the amount of stock-based compensation expense related to stock options recognized during 2007 in accordance with SFAS 123R. As the options vest immediately, the amount of the expense for 2007 is based upon the grant date fair value of stock options granted during 2007. The grant date fair value of each option was $12.34. For the assumptions made in the valuation of these options, see Note 13, Employee Benefit Plans, in the notes to the consolidated financial statements included in Cullen/Frost's Annual Report on Form 10-K for the year ended December 31, 2007.

(3) Amounts shown represent annuity payments associated with retirement plan benefits and payments made under the SERP and the accompanying Restoration Plan. For a further description of these plans, see the Compensation Discussion and Analysis beginning on page 14.

(4) Mr. Evans, Cullen/Frost's Chief Executive Officer, and Mr. Patrick Frost, President of Frost Bank, are not included in this table because they are Named Executive Officers of Cullen/Frost, and they receive no compensation for their services as Director. For further information on the compensation paid to Messrs. Evans and Patrick Frost, as well as their holdings of stock awards and option awards, see the Summary Compensation Table on page 24 and the Grants of Plan-Based Awards Table on page 26. Mr. T. C. Frost is also an employee of Cullen/Frost and received no additional compensation for his service as a Director.

(5) The actuarial present value of Mr. Robert S. McClane's pension benefit decreased by $165,835 during 2007.

Cullen/Frost employees receive no fees for their services as members of the Board of Directors or any of its committees. Non-employee Directors receive an annual retainer fee of $16,000 and $2,000 for each Board meeting attended. In addition, non-employee Directors receive $1,000 for attending each meeting of a committee of the Board to which they have been appointed, except that the Chairman of the Audit Committee receives $1,500 for each meeting of the Audit Committee attended and all Committee Chairs receive an annual retainer fee of $5,000.

Non-employee Directors are also eligible to receive stock options each year under Cullen/Frost's 2007 Outside Directors Incentive Plan. In April 2007, each non-employee Director received options to purchase 2,000 shares of Cullen/Frost's Common Stock. A total of 20,000 stock options were granted to non-employee Directors in 2007. The options have a term of six years from the date of the grant, are exercisable immediately from the date of the grant and have an exercise price of $52.55, which is equal to the closing price of Cullen/Frost's Common Stock on the date of the grant.

In addition, the Board of Directors also serves as the Board of Directors for Frost Bank, a subsidiary of Cullen/Frost, and non-employee Directors receive fees for serving in this capacity. In particular, non-employee Directors receive $2,000 for each meeting of such Board attended and $1,000 for attending each meeting of a committee of such Board to which they have been appointed.

Other Directorships

The following are directorships held by nominees and Directors in public companies other than Cullen/Frost or in registered investment companies:

Mr. Escobedo.. Valero Energy Corporation

Miscellaneous Information

There are no arrangements or understandings between any nominee or Director of Cullen/Frost and any other person regarding such nominee's or Director's selection as such, except that Mr. Robert S. McClane's retirement agreement with Cullen/Frost provides that, until he reaches age 70, subject to the sole discretion of the Board of Directors, he will be considered as a candidate for reelection to the Board. In addition, pursuant to such retirement agreement, Mr. McClane is entitled to office space and secretarial services and support until he reaches age 70.

CERTAIN CORPORATE GOVERNANCE MATTERS

Cullen/Frost believes that it has operated over the years with sound corporate governance practices that exemplify its commitment to integrity and to protect both the interests of its shareholders and the other constituencies that it serves. These practices include a substantially independent Board of Directors, periodic meetings of non-management Directors and a sound and comprehensive code of conduct, which obligates Directors and all employees to adhere to the highest legal and ethical business practices. A review of some of Cullen/Frost's corporate governance measures is set forth below.

Director Independence

The Board of Directors believes that a substantial majority of its members should be independent within the meaning of the NYSE's rules. To this end, the Board reviews annually the relevant facts and circumstances regarding relationships between Directors and Cullen/Frost. The purpose of the Board's review is to determine whether any Director has a material relationship with Cullen/Frost (either directly or as a partner, shareholder or officer of an organization that has a relationship with Cullen/Frost).

In connection with the Board's latest review, the Board determined that the following Directors, which compose 77% of the Board, are independent within the meaning of the NYSE's rules: Mr. R. Denny Alexander, Mr. Carlos Alvarez, Mr. Royce S. Caldwell, Mr. Crawford H. Edwards, Mr. Ruben M. Escobedo, Ms. Karen E. Jennings, Mr. Richard M. Kleberg, III, Mr. Robert S. McClane, Ms. Ida Clement Steen and Mr. Horace Wilkins, Jr. Mr. Richard W. Evans, Jr. and Mr. Patrick B. Frost are not independent because they are executive officers of Cullen/Frost. Mr. T.C. Frost, who is retiring from the Board, is also not independent because he is an executive officer of Cullen/Frost.

In making its independence determinations, the Board considers the NYSE's rules, as well as the standards set forth below. The Board adopted these standards pursuant to the NYSE's rules to assist in making independence determinations. For purposes of the standards, the term "Cullen/Frost Entity" means, collectively, Cullen/Frost and each of its subsidiaries.

Credit Relationships. A proposed or outstanding relationship that consists of an extension of credit by a Cullen/Frost Entity to a Director or a person or entity that is affiliated, associated or related to a Director should not be deemed to be a material relationship if it satisfies each of the following criteria:

- It is not categorized as "classified" by the Cullen/Frost Entity or any regulatory authority that supervises the Cullen/Frost Entity.
- It is made on terms and under circumstances, including credit standards, that are substantially similar to those prevailing at the time for comparable relationships with other unrelated persons or entities and, if subject to the Federal Reserve Board's Regulation O (12 C.F.R. Part 215), is made in accordance with Regulation O.
- In the event that it was not made, in the case of a proposed extension of credit, or it was terminated in the normal course of the Cullen/Frost Entity's business, in the case of an outstanding extension of credit, the action would not reasonably be expected to have a material adverse effect on the Director or the business, results of operations or financial condition of any person or entity related to such Director.

Non-Credit Banking or Financial Products or Services Relationships. A proposed or outstanding relationship in which a Director or a person or Entity that is affiliated, associated or related to a Director procures non-credit banking or financial products or services from a Cullen/Frost Entity should not be deemed to be a material relationship if it (i) has been or will be offered in the ordinary course of the Cullen/Frost Entity's business and (ii) has been or will be offered on terms and under circumstances that were or are substantially similar to those prevailing at the time for comparable non-credit banking or financial products or services provided by the Cullen/Frost Entity to other unrelated persons or entities.

Property or Services Relationships. A proposed or outstanding relationship in which a Director or a person or Entity that is affiliated, associated or related to a Director provides property or services to a Cullen/Frost Entity should not be deemed to be a material relationship if the property or services (i) have been or will be procured in the ordinary course of the Cullen/Frost Entity's business and (ii) have been or will be procured on terms and under circumstances that were or are substantially similar to those that the Cullen/Frost Entity would expect in procuring comparable property or services from other unrelated persons or entities.

Meetings of Non-Management Directors

Cullen/Frost's non-management Directors meet in executive sessions without members of management present at each regularly scheduled meeting of the Board. The Chair of the Board's Corporate Governance and Nominating Committee, who is currently Mr. Royce S. Caldwell, presides at the executive sessions.

Communications with Directors

The Board of Directors has established a mechanism for shareholders or other interested parties to communicate with the non-management Directors as a group and the presiding non-management Director. All such communications, which can be anonymous or confidential, should be addressed to the Board of Directors of Cullen/Frost Bankers, Inc., c/o Corporate Counsel, 100 West Houston Street, San Antonio, Texas 78205.

In addition, the Board of Directors has established a mechanism for shareholders or other interested parties that have concerns or complaints regarding accounting, internal accounting controls or auditing matters to communicate them to the Audit Committee. Such concerns or complaints, which can be anonymous or confidential, should be addressed to the Audit Committee of Cullen/Frost Bankers, Inc., c/o Corporate Counsel, 100 West Houston Street, San Antonio, Texas 78205.

For shareholders or other interested parties desiring to communicate with the non-management Directors, the presiding non-management Director or the Audit Committee by e-mail, telephone or U.S. mail, please see the information set forth on Cullen/Frost's website at www.frostbank.com. Alternatively, any shareholder or other interested party may communicate in writing by contacting the Corporate Secretary, Stan McCormick, at 100 West Houston Street, San Antonio, Texas 78205. These communications can be anonymous or confidential.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines, which reaffirm Cullen/Frost's commitment to having strong corporate governance practices. The Guidelines set forth, among other things, the policies of the Board with respect to Board composition, selection of Directors, retirement of Directors, Director orientation and continuing training, executive sessions of non-management Directors, Director compensation and Director responsibilities. The Guidelines are available on Cullen/Frost's website at www.frostbank.com or in print, to any shareholder making a request by contacting the Corporate Secretary, Stan McCormick, at 100 West Houston Street, San Antonio, Texas 78205.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics to promote the highest legal and ethical business practices by Cullen/Frost. The Code applies to Directors and Cullen/Frost employees, including Cullen/Frost's Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code addresses, among other things, honest and ethical conduct, accurate and timely financial reporting, compliance with applicable laws, accountability for adherence to the Code and prompt internal reporting of violations of the Code. The Code prohibits retaliation against any Director, officer or employee who in good faith reports a potential violation. The Code is available on Cullen/Frost's website at www.frostbank.com or in print, to any shareholder making a request by contacting the Corporate Secretary, Stan McCormick at 100 West Houston Street, San Antonio, Texas 78205. As required by law, Cullen/Frost will disclose any amendments to or waivers from the Code that apply to its Chief Executive Officer, Chief Financial Officer and principal accounting officer by posting such information on its website at www.frostbank.com.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation and Benefits Committee

Charter. The Compensation and Benefits Committee's charter is posted on Cullen/Frost's website at www.frostbank.com.

Scope of authority. The primary function of the Compensation and Benefits Committee (the "Committee") is to assist the Board in fulfilling its oversight responsibility with respect to:

a) establishing, in consultation with senior management, Cullen/Frost's general compensation philosophy, and overseeing the development of Cullen/Frost's compensation and benefits programs;

b) overseeing the evaluation of Cullen/Frost's executive management;

c) reviewing and approving the corporate goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO's compensation level based on this evaluation;

d) making a recommendation to the Board with respect to, and if appropriate under the circumstances, approving on behalf of the Board, non-CEO Executive Officer compensation and any adoption of or amendment to a material compensation or benefit plan, including any incentive compensation plan or equity based plan;

e) providing oversight of regulatory compliance with respect to compensation matters; and

f) reviewing the components and amount of Board compensation in relation to other similarly situated companies. The Board retains the authority to set director compensation and to make changes to director compensation.

Delegation authority. While the Committee approves the annual normal grant of stock options and restricted stock to officers, it delegates authority to the CEO to allocate a specified pool of stock options to address special needs as they arise.

Role of executive officers. After consulting with the Committee's compensation consultant, the CEO recommends to the Committee base salary, target bonus levels, actual bonus payments and long-term incentive grants for Cullen/Frost officers. The Committee considers, discusses and modifies the CEO's recommendations, as appropriate, and takes action on such proposals. The CEO does not make recommendations to the Committee on his own pay levels. The Committee, in executive session and without members of Company management present, determines the pay levels for the CEO to be ratified by the Board of Directors.

Role of compensation consultants. Beginning in 2005, the Committee directly retained Hewitt Associates LLC (Hewitt) as its outside compensation consultant. The Committee informed Hewitt in writing that it expected Hewitt to advise it if and when there were elements of management proposals to the Committee that Hewitt believed the Committee should not support, set expectations for Hewitt to be frank and upfront with the Committee at all times, and stated that Hewitt's ongoing engagement would be determined by the Committee.

The role of the consultant is to serve Cullen/Frost and work for the Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations. The nature and scope of services rendered by Hewitt on the Committee's behalf is described below:

- Competitive market pay analyses, including Total Compensation Measurement™ (TCM™) services, proxy data studies, Board of Director pay studies, dilution analyses, and market trends;
- Ongoing support with regard to the latest relevant regulatory, technical, and/or accounting considerations impacting compensation and benefit programs;
- Assistance with the redesign of any compensation or benefit programs, if desired/needed;
- Preparation for and attendance at selected management, committee, or Board of Director meetings; and
- Other miscellaneous requests that occur throughout the year.

The Committee did not direct Hewitt to perform the above services in any particular manner or under any particular method. The Committee has the final authority to hire and terminate the consultant, and the Committee evaluates the consultant periodically.

Hewitt consultants attended both of the Committee meetings in 2007 and assisted the Committee with the market data and an assessment of executive compensation levels, annual incentive plan design, CEO compensation, and information with respect to the new proxy disclosure rules.

Compensation and Benefits Committee Interlocks and Insider Participation

Some of the members of the Compensation and Benefits Committee, and some of these persons' associates, are current or past customers of one or more of Cullen/Frost's subsidiaries. Since January 1, 2007, transactions between these persons and such subsidiaries have occurred, including borrowings. In the opinion of management, all of the transactions have been in the ordinary course of business, have had substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender, and did not involve more than the normal risk of collectibility or present other unfavorable features. Additional transactions may take place in the future.

Compensation and Benefits Committee Report

The Compensation and Benefits Committee has reviewed and discussed the *Compensation Discussion and Analysis* with management. Based on our review and discussions, we have recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in this proxy statement and incorporated into Cullen/Frost's Annual Report on Form 10-K for the year ended December 31, 2007.

Royce S. Caldwell, Committee Chairman
Ruben M. Escobedo
Karen E. Jennings

Compensation Discussion and Analysis

Introduction

This discussion is included to provide the material information necessary to understand the objectives and policies of Cullen/Frost's compensation program for the CEO, the CFO and the other three most highly compensated executive officers of Cullen/Frost (collectively, the "Named Executive Officers"):

Richard W. Evans, Jr.	*Chairman of the Board, Chief Executive Officer, and President of Cullen/Frost; Chairman of the Board and Chief Executive Officer of Frost Bank*
Phillip D. Green	*Chief Financial Officer of Cullen/Frost; Chief Financial Officer of Frost Bank*
Patrick B. Frost	*President of Frost Bank*
David W. Beck, Jr.	*President and Chief Business Banking Officer of Frost Bank*
Richard Kardys	*Group Executive Vice President and Executive Trust Officer of Frost Bank*

Objectives of the Compensation Program

The Cullen/Frost Compensation Program is administered by the Compensation and Benefits Committee (the "Committee"). The objectives of the program are to:

- Reward current performance;
- Motivate future performance;
- Encourage teamwork;
- Remain competitive as compared to the external marketplace;
- Maintain a position of internal equity;
- Effectively retain Cullen/Frost's executive management team; and
- Increase shareholder value by strategically aligning executive management and shareholder interests.

Design of the Total Compensation Program and Overview of Compensation Decisions Made in 2007

Pay Philosophy

In general, it is Cullen/Frost's compensation philosophy to target aggregate executive compensation at the 50th percentile of the external market (described below). In addition to external competitiveness, the Committee evaluates the following factors when making compensation decisions for executive officers:

- Performance;
- Internal equity;
- Experience;

- Strategic importance;
- Technical implications such as tax, accounting, and shareholder dilution; and
- Advice from the independent compensation consultant.

The Committee does not assign a specific weighting to these factors and may exercise its discretion when making compensation decisions for Named Executive Officers.

When reviewing the components of the compensation program, the Committee, together with the head of Human Resources, works to ensure the total package is competitive with the external marketplace and remains balanced from an internal equity standpoint. However, it is the total package that should be competitive, and not necessarily the individual elements.

The Committee does not maintain a stated policy with regard to cash versus non-cash compensation. However, the allocation of cash and non-cash compensation for each of the Named Executive Officers is reviewed annually.

In general, the Committee does not take into account amounts realizable from prior compensation when making future pay decisions. However, grant date amounts and values are contemplated, particularly when establishing long-term incentive award grants. The Committee began reviewing a total compensation tally sheet for Mr. Evans in 2007, and plans to continue this practice on an annual basis. Cullen/Frost uses the tally sheet to inform the Committee on Mr. Evans' annual total compensation and accumulated wealth from the Company's equity and retirement benefit plans.

Benchmarking and Peer Companies

Under the direction of the Committee, Cullen/Frost conducts annual benchmarking of base pay, annual incentive pay, and long-term incentive pay. The competitiveness of other forms of pay is reviewed on a periodic basis.

External market data is provided by our external consultant, Hewitt Associates. The Committee believes that the external market should be defined as peer companies in the banking industry of a similar asset size to Cullen/Frost. For 2007, market data was collected from public filings for the following 28 companies comprising the Lehman Brothers Small-Cap Bank Index (excluding Cullen/Frost):

Associated Banc-Corp	East West Bancorp	Texas Capital Bancshares
Bank of Hawaii	First Midwest Bancorp	UCBH Holdings
BankAtlantic Bancorp	FirstMerit Corp	UnionBanCal Corp
Boston Private Financial	Fulton Financial	United Bankshares
Cathay General	Greater Bay Bancorp	Valley National Bancorp
Central Pacific Financial	Huntington Bancshares	Webster Financial Corporation
Chittenden Corp	Pacific Capital Bancorp	Westamerica Bancorp
City National Bank	South Financial Group	Wilmington Trust Corp
Colonial Bancgroup	Susquehanna Bancshares	
Commerce Bancshares	SVB Financial Group	

Additionally, market data was collected from multiple published survey sources representing national financial institutions of a similar asset size to Cullen/Frost. The Committee believes that the combination of peer company data and survey data reflects Cullen/Frost's external market for business and executive talent. Accordingly, the Committee uses both of these sources when targeting Cullen/Frost's executive compensation at the 50th percentile of the external market. The Committee does not utilize any stated weighting of external market data with which to benchmark compensation levels of the Named Executive Officers. Instead, the Committee evaluates the market data prepared by Hewitt, along with the other factors listed previously to determine the appropriate compensation levels of the Named Executive Officers on an individual basis.

Elements of the Compensation Program

To ensure achievement of the program objectives, compensation is provided to the Named Executive Officers in the following elements:

- Base Pay;
- Annual Incentive Pay;
- Long-Term Incentive Pay;
- Benefits;
- Perquisites; and
- Post-Termination Pay.

The purpose, design, determination of amounts, and 2007 pay decisions are described below.

Base Pay

Base pay is an important element of executive compensation because it provides executives with a base level of monthly income. As discussed in the Pay Philosophy section, internal and external equity, performance, experience, and other factors are considered when establishing base salaries. The Committee does not assign a specific weighting to these factors when making compensation decisions. Base salary changes are generally approved in October of each year and are effective January 1st of the following year. No specific weighting is targeted for base salaries as a percentage of total compensation.

During their fall 2007 meeting, the Committee approved base pay increases for Mr. Evans and the other Named Executive Officers. The increases were based on external market data, internal equity, and each individual's performance as well as specific concerns over a heightened market for executive talent in the Texas banking market.

The Committee observed that the base pay of Mr. Evans approximated the 50th percentile of external market data, while the base pay levels for the remaining Named Executive Officers approximated the 75th percentile.

The base pay increases approved by the Committee became effective January 1, 2008 and approximated 3% of existing base pay, ranging from 2.7% to 3.4%. Base pay levels can be seen in the Summary Compensation Table. While the base pay of these remaining Named Executive Officers approximated the 75th percentile of the external market, their total compensation still approximated the 50th percentile of the external market.

As discussed in the Compensation and Benefits Committee section, Mr. Evans makes recommendations to the Committee on the pay levels of his direct reports for the Committee's review and approval. Mr. Evans does not make recommendations to the Committee on his own pay levels. The Committee, in executive session and without members of Company management present, determines the pay levels for Mr. Evans to be ratified by the Board of Directors.

Annual Incentive Pay

Annual incentive pay is provided to Named Executive Officers to recognize achievement of financial targets both on the overall corporate level and the individual level and is paid in accordance with the quantitative and qualitative terms of the Management Bonus Plan. This reward is paid in the form of a cash bonus.

The bonus plan for the Chief Executive Officer differs from that of the other Named Executive Officers. Both bonus plans are described in the sections that follow.

Bonus Plan for the Chief Executive Officer

Annually, during their first quarter meeting, the Committee establishes a target tied to net income for the Chief Executive Officer's bonus, thereby directly relating the reward of the executive to the performance of Cullen/Frost.

This measurement has historically been 0.8% of net income. After the close of the fiscal year, the Committee then exercises only downward discretion to arrive at a bonus payment amount to Mr. Evans. Traditionally, the Committee has not paid a bonus at the full 0.8% of fiscal year net income, but closer to 70% of his base salary earnings.

For 2007 the Committee approved a target of 0.8% of fiscal year net income for Mr. Evans' bonus. To determine the bonus payment amount, the Committee exercised downward discretion based on the following qualitative measures approved by the Committee.

Performance Measure	Description
Operating Results	Provides direction to ensure that Cullen/Frost meets its financial goals, both in terms of achieving budgetary results and in its commitment to performance compared to its peers.
Leadership	Leads Cullen/Frost, setting a philosophy — based on the corporate culture — that is well understood, widely supported, consistently applied, and effectively implemented.
Strategic Planning	Establishes clear objectives and develops strategic policies to ensure growth in Cullen/Frost's core business and expansion through appropriate acquisitions. Is committed to the utilization of advanced technology applications to support these growth goals, and maintains the long-term interest of Cullen/Frost in all actions.
Human Capital Management and Development	Ensures the effective recruitment of a diverse workforce, consistent retention of key employees and the ongoing motivation of all staff. Offers personal involvement in the recruiting process and provides feedback.
Communications	Serves as chief spokesperson for Cullen/Frost, communicating effectively with all of its stakeholders.
External Relations	Establishes and maintains relationships with the investment community to keep them informed on Cullen/Frost's progress. Serves in a leadership role in civic, professional and community organizations. Reinforces key customer relationships through regular market visits and customer contacts.
Board Relations	Works closely with the Board of Directors to keep them fully informed on all important aspects of the status and development of Cullen/Frost. Facilitates the Board's composition and committee structure, as well as its governance and any regulatory agency relations.

For 2007, Cullen/Frost's actual performance was slightly below budgeted expectations. Cullen/Frost's budget for a given year typically represents a meaningful increase in earnings per share over the previous year. In finalizing a budget, the current economic and interest rate environments are considered as well as analyst expectations. The budget must be ratified by the Board of Directors. In light of this, and taking into account the qualitative measures shown above, the Committee exercised downward discretion from the initial target of 0.8% of net income. The Committee elected to pay a bonus to Mr. Evans of $367,500. This was ratified by the Board of Directors on January 24, 2008, and can be seen in the Summary Compensation Table.

At the October 2007 meeting, the Committee reviewed the competitiveness of the Chief Executive Officer's bonus payment, and found it to be below the 50th percentile of the external market data provided by Hewitt. The Committee targets total compensation, and not the individual elements, at the 50th percentile.

For 2008, the Committee has again approved a target for Mr. Evans of 0.8% of fiscal year net income.

Bonus Plan for the Other Named Executive Officers

The remaining Named Executive Officers participate in the Management Bonus Plan. Annually, a bonus pool is generated if financial performance of Cullen/Frost meets the budgeted net income for the year. The Committee approves the corporate and individual objectives as well as the payment targets, which are expressed as a percentage of the executives' base salary earnings for the year. There is not a stated cap on this plan. However, over the past nine years, the most paid to any Named Executive Officer in excess of target was 140% of target.

For 2007, Cullen/Frost established the following individual targets as a percentage of 2007 base salary earnings for the Named Executive Officers in the Management Bonus Plan:

Phillip D. Green	50%
Patrick B. Frost	45%
David W. Beck, Jr.	45%
Richard Kardys	45%

The individual targets are not formula driven. For all of the Named Executive Officers in the Management Bonus Plan, the targets are set at the discretion of the Chief Executive Officer and must be approved by the Committee. The bonus targets are based on external market data provided by Hewitt, internal equity considerations, and strategic objectives for corporate performance. The targets are reviewed annually at the Fall meeting of the Committee and altered as deemed appropriate. Payment amounts for the Named Executive Officers are made based on recommendations of the Chief Executive Officer and approval of the Committee. Bonus amounts in excess of, or below target may be paid at the discretion of the Chief Executive Officer with the approval of the Committee. Before the Chief Executive Officer makes recommendations to the Committee regarding the other Named Executive Officers, the Chief Executive Officer discusses these issues with Hewitt. The Committee has the discretion to approve, disapprove or alter the recommendations.

The primary criteria for bonus payments for the Named Executive Officers are summarized in the following table:

Executive	Primary Criteria for Incentive Payment
Phillip D. Green	Measurement of financial performance vs. budgeted net income for Cullen/Frost and for Frost Bank
Patrick B. Frost	Measurement of financial performance vs. budgeted net income for Cullen/Frost and for Mr. Frost's assigned regions (to include the Austin, Corpus Christi, San Antonio and the Rio Grande Valley markets)
David W. Beck, Jr.	Measurement of financial performance vs. budgeted net income for Cullen/Frost and for Frost Bank
Richard Kardys	Measurement of financial performance vs. budgeted net income for Cullen/Frost and achievement of budgeted goals for the assigned areas of principal responsibility (to include the Financial Management Group and Frost Insurance Agency)

As previously stated, Cullen/Frost's actual performance was slightly below budgeted expectations. Therefore, according to the guidelines of the plan, a bonus pool would not have been generated. However, based on the strong financial results for the company, the marginal amount by which budgeted expectations were not met, the extent to which the other stated performance criteria were met, and the need to retain talent in the competitive Texas market, the Chief Executive Officer recommended to the Committee that bonus payments for Mr. Green, Mr. Frost, Mr. Beck, and Mr. Kardys be at made at 70% of target. The Committee approved this recommendation. Because the 2007 bonuses for these Named Executive Officers are being paid at the discretion of the Chief Executive Officer and the Committee and outside of the Management Bonus Plan guidelines, they are shown in the Summary Compensation Table under the heading "Bonus" as opposed to "Non-Equity Incentive Plan". The 2007 bonuses were paid in February of 2008.

In October 2007, the Committee reviewed the competitiveness of each Named Executive Officer's target incentive level and determined that they were slightly below the 50th percentile of the external market. The Committee targets total compensation, and not the individual elements, at the 50th percentile.

No changes were made to targets for the Named Executive Officers for 2008.

No specific weighting is targeted for annual incentive pay as a percentage of total compensation.

Long-Term Incentive Pay

Long-term incentives are awarded to the Named Executive Officers in an effort to align management and shareholder interests, ensure future performance of Cullen/Frost, enhance ownership opportunities, and to increase shareholder value. Cullen/Frost maintains the 2005 Omnibus Incentive Plan ("Plan") which was approved by shareholders and authorizes the granting of the following types of awards for executives:

- Stock Options;
- Stock Appreciation Rights;
- Restricted Stock and Restricted Stock Units;
- Performance Unit and Performance Share Awards;
- Cash-Based Awards; and
- Other Stock-Based Awards.

As shown in the Summary Compensation table, long-term incentives are awarded to the Named Executive Officers in the form of stock options and restricted stock. The size of the grant is determined by the Committee taking into account a variety of factors, including, grants from prior years, external market data, internal equity considerations, performance, overall share usage, shareholder dilution, and cost. It has generally been the Committee's practice to award long-term incentives in a combined package of approximately half stock options and half restricted stock, based on the estimated economic value of awards on the date of grant. The weighting between stock options and restricted stock allows Cullen/Frost to strike the desired balance between performance and retention and minimizes the impact to shareholder dilution.

Stock Options

Stock options are utilized to align management and shareholder interests and to reward executives with shareholder value creation. Stock options were granted at the fair market value of $48.85 on the date of grant, October 22, 2007. The fair value of the stock options granted was calculated in accordance with FAS 123R and was $11.95 per share issued to the Named Executive Officers. The options granted in 2007 vest 25% per year beginning on the first anniversary from the date of grant and have a life of ten years. The vesting schedule and life were strategically chosen to be competitive, enhance our retention efforts, and help to manage shareholder dilution.

Restricted Stock

Shares of restricted stock are granted to the Named Executive Officers to create an immediate link to shareholder interests, enhance ownership opportunities, and to maintain a stable executive team. The awards granted in 2007 vest 100% four years from the date of the grant. This vesting schedule is both competitive and consistent with our traditional practice.

Stock Ownership Guidelines

Cullen/Frost does not currently maintain a formal policy for executive stock ownership requirements. The Committee believes that the use of restricted stock for the Named Executive Officers serves to reinforce stock ownership and aligns executive and shareholder interests.

While the Committee believes a significant portion of Named Executive Officers' total compensation should be linked to Cullen/Frost's stock price, no specific weighting is targeted for long-term incentive pay as a percentage of total compensation.

In 2007, the Committee, in its discretion, increased the number of both restricted shares and stock options awarded to Named Executive Officers as compared to the previous two years. These awards resulted in similar economic values to the Named Executive Officers as compared to the prior year's awards. Because fewer restricted shares are needed to provide an equivalent stock option value, the Committee placed a slightly higher weighting on restricted shares than stock options for 2007 in order to minimize overall share usage. In its review, the Committee observed that long term incentive awards to the Named Executive Officers appear to be slightly above the 50th percentile of external market data. The Committee determined that it was critical to continue to place a strong emphasis on future financial performance and increasing shareholder value, while offering a competitive total rewards package overall. The actual awards granted in 2007 can be seen in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Historically, the Committee has generally approved and granted long-term incentive awards to the Named Executive Officers and any other designated employees at the Fall meeting or at the hire date of new designated employees, as applicable. Cullen/Frost maintains no policy, whether official or unofficial, for timing the granting of stock options or other equity-based awards in advance of the release of material nonpublic information. Our practice has been to grant long term-incentive awards on the date of the Fall Committee meeting.

Benefits

Cullen/Frost provides a benefits package including health and welfare and retirement benefits to remain competitive with the market and to meet the basic security needs of our employees including the Named Executive Officers. The following table provides a brief summary of Cullen/Frost's retirement benefit programs:

Retirement Benefit Plan	Purpose	Named Executive Officer Participation	All Employee Participation
401(k) Plan	A qualified plan to provide for the welfare and future financial security of the employees as well as align employee and shareholder interests.	✔	✔
Thrift Incentive Plan for the 401(k)	A non-qualified plan to provide benefits comparable to the 401(k) for Named Executive Officers.	✔	
Profit Sharing Plan	A qualified plan to provide for the welfare and future financial security of the employees.	✔	✔
Profit Sharing Restoration Plan	A non-qualified plan that provides benefits comparable to the Profit Sharing Plan for Named Executive Officers.	✔	
Retirement Plan(1)	A qualified plan to provide for the welfare and future financial security of the employees.	✔	✔
Retirement Restoration Plan(1)	A non-qualified plan to provide benefits comparable to the Retirement Plan for Named Executive Officers.	✔	
SERP	A non-qualified plan to provide target retirement benefits for Mr. Evans and Mr. McClane, a former executive officer and current Director.	✔	
Deferred Compensation Plan	A non-qualified plan to preserve Cullen/Frost's tax deduction under Section 162 (m), and to provide a vehicle for the deferment of nondeductible income.	✔	

(1) Plan was frozen on December 31, 2001.

For a detailed description of the above referenced benefit plans, see the narrative following the 2007 Pension Benefits Table.

See the All Other Compensation Table for detail on benefits received by the Named Executive Officers.

Perquisites

Cullen/Frost uses perquisites for Named Executive Officers to provide a competitive offering and conveniences. Below is a brief summary of the perquisites provided and the rationale for their use:

Physical Examinations — In order to ensure the continued health of our executive team, the Named Executive Officers were given the opportunity to undergo a thorough physical examination with the physician of their choice with the cost to be underwritten by Cullen/Frost.

Personal Financial Planning Services — To ensure the continued financial stability of our executive team, and to help maximize the amount executives realize from our compensation programs, the Named Executive Officers were given the opportunity to engage a financial advisor of their choice to provide Personal Financial Planning Services with the capped cost to be underwritten by Cullen/Frost.

Home Security Services — To ensure the safety of our executive team, home security services are provided in certain instances.

Club Memberships — Club Memberships are provided to all the Named Executive Officers to be used at their discretion for both personal and business purposes. This provides the Named Executive Officers with the ongoing opportunity to network with other community leaders.

Use of Jet Aircraft — Through a provider in the fractional aircraft industry, Cullen/Frost has acquired 200 hours per year of jet aircraft usage. These hours are used by Mr. Evans in connection with his extensive business travel requirements. Such usage reduces travel time and related disruptions and provides additional security, thereby increasing Mr. Evans's availability, efficiency, and productivity. Mr. Evans has been authorized to use a portion of these hours for non-business purposes, which should generally not exceed ten percent of the available hours annually. Mr. Evans did not use the jet aircraft for non-business purposes during 2007.

Life Insurance — Group Life Insurance is provided to the Named Executive Officers with a death benefit equal to three times base salary earnings for the most recent year not to exceed $1,250,000 for Mr. Evans, Mr. Green, Mr. Beck, and Mr. Kardys. The death benefit for Mr. Frost is two times base salary earnings for the most recent year not to exceed $1,250,000. In addition, an Executive Insurance Policy is maintained for Mr. Evans with a death benefit of $1,000,000. See the All Other Compensation Table for more detail.

The aggregate perquisite value received by each Named Executive Officer can be seen in the All Other Compensation Table.

Post-Termination Pay

Cullen/Frost has change-in-control agreements with all the Named Executive Officers as well as other key employees of the Company. The main purposes of these agreements are to:

- help executives evaluate objectively whether a potential change in control is in the best interests of shareholders;
- help protect against the departure of executives, thus assuring continuity of management, in the event of an actual or threatened merger or change in control; and
- maintain compensation and benefits comparable to those available from competing employers.

Under the agreements, the Named Executive Officer could receive severance payments of three times base salary and target bonus if their position were terminated by Cullen/Frost within two years following a change-in-control, if the termination is for reasons other than cause, death, disability or retirement. "Cause" is generally defined in the agreements as an executive's (1) willful and continued failure to substantially perform his duties after delivery of a written demand for substantial performance; (2) willful engagement in conduct materially injurious to Cullen/Frost; or (3) conviction of a felony. The Committee established the change-in-control benefits at their current level to be competitive and to provide executives with a level of pay and benefits comparable to what they had immediately prior to a change in control.

Change-in-control is considered in the agreements to be:

- an acquisition of beneficial ownership of 20 percent or more of Cullen/Frost Common Stock by an individual, corporation, partnership, group, association, or other person;
- certain changes in the composition of a majority of the Board of Directors; or
- certain other events involving a merger or consolidation of Cullen/Frost or a sale of substantially all of its assets.

Further, the change-in-control agreements provide that the Named Executive Officers could receive severance payments if they terminate their employment for good reason within two years following a change-in-control. "Good reason" is generally considered in the agreements as one or more of the following:

- a significant change or reduction in the executive's responsibilities;
- an involuntary transfer of the executive to a location that is fifty miles farther than the distance between the executive's current residence and Cullen/Frost's headquarters;
- a significant reduction in the executive's current compensation;
- the failure of any successor to Cullen/Frost to assume the executive's change-in-control agreement; or
- any termination of the executive's employment that is not effected pursuant to a written notice which indicates the reasons for the termination.

The change-in-control agreements also provide for a continuation of the welfare benefits of health care, life and accidental death and dismemberment, and disability insurance coverage for three years following termination of employment without cause or for good reason, as well as a tax gross-up payment in an amount necessary to make the executive whole for any excise taxes paid as a result of the severance payments.

Upon a change-in-control, all stock options would become immediately exercisable and all the vesting restrictions would lapse on all outstanding restricted shares.

Under the change-in-control agreements, a change-in-control would have no impact on benefits available to Named Executive Officers under the frozen retirement and retirement restoration plans.

The Committee believes that the change-in-control agreements are consistent with our objective to remain competitive, as compared to the external marketplace with our executive compensation program. The change-in-control agreements do not affect decisions to be made regarding other elements of compensation.

For detailed estimated payments upon a change-in-control, please see the Change in Control Payments Table.

There are no other severance policies or employment contracts in place for the Named Executive Officers. If any of the Named Executive Officers were to have their employment with Cullen/Frost severed, the Committee would make all post-termination pay determinations based on the individual situation(s).

Policy on 162(m)

Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction to $1,000,000 in a taxable year for compensation paid to each "covered employee" of Cullen/Frost, which under Section 162(m), generally includes all the Named Executive Officers (except for the Chief Financial Officer), unless the compensation is "performance based".

In order to preserve Cullen/Frost's tax deduction, the Committee approved the Cullen/Frost Bankers, Inc. Deferred Compensation Plan For Covered Employees. In the event that a "covered employee's" total compensation would exceed the amount deductible under Section 162(m), this plan allows the Committee, in its discretion, to defer cash components of the "covered employee's" compensation until the plan year after he or she ceases to be a "covered employee" or upon his or her death or disability. Currently, Mr. Evans is the only "covered employee" participating in the plan.

For 2007, nondeductible compensation totaled approximately $1.2 million and resulted primarily from compensation related to the vesting of restricted stock granted in 2003. As the only cash component of Mr. Evans' compensation subject to 162(m) is his base salary, the Committee has not in its discretion deferred any compensation.

Policy on Recovery of Awards

Cullen/Frost currently has no written policy with respect to recovery of awards when financial statements are restated. However, in the event of a restatement, Cullen/Frost would recover any awards as required by applicable law.

Conclusion

We believe the 2007 Compensation Program was competitive from an external standpoint and equitable from an internal standpoint. In addition, we are satisfied that our objectives were met by the program. We fully anticipate continuing to administer an executive compensation program that is conservative, remaining consistent with our corporate philosophy.

2007 Compensation

Summary Compensation Table

The Table below gives information on compensation for the CEO, the CFO and the other three most highly compensated executive officers of Cullen/Frost (collectively, the "Named Executive Officers").

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Options Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Richard W. Evans, Jr.	2007	750,000	—	1,065,273	437,993	367,500	30,122	241,464	2,892,352
Chairman and CEO, Cullen/Frost	2006	675,000	—	984,541	376,896	472,500	198,273	252,040	2,959,250
Phillip D. Green	2007	400,000	140,000	270,152	110,897	—	—	99,510	1,020,559
Chief Financial Officer, Cullen/Frost	2006	350,000	—	256,900	99,804	175,000	24,157	92,461	998,322
Patrick B. Frost	2007	350,000	110,250	208,322	85,462	—	—	53,270	807,304
President, Frost Bank, a Cullen/Frost subsidiary	2006	316,000	—	199,753	79,153	142,200	11,174	49,274	797,554
David W. Beck, Jr.	2007	350,000	110,250	247,417	99,018	—	—	109,779	916,464
Chief Business Banking Officer, Frost Bank, a Cullen/Frost subsidiary	2006	325,000	—	234,003	90,513	146,250	37,352	104,638	937,756
Richard Kardys	2007	350,000	110,250	209,340	86,603	—	—	106,917	863,110
Group Executive Vice President, Financial Management Group, Frost Bank, a Cullen/Frost subsidiary	2006	310,000	—	199,753	79,153	139,500	43,809	94,621	866,836

(1) Amounts shown represent the annual cash bonus discussed in the Compensation Discussion and Analysis. Amounts shown above were paid in February of 2008 based on 2007 performance.

(2) Amounts shown represent the amount of stock-based compensation expense related to stock options and restricted stock recognized during 2007 in accordance with SFAS 123R. The amount of the expense for 2007 is based upon the portion of the grant date fair value of stock options granted during 2004 through 2007 and the grant date fair value of restricted stock awarded during 2004 through 2007 for which the required vesting service was provided during 2007. See Note 13 to the Consolidated Financial Statements in Cullen/Frost's

Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the associated assumptions used in the valuation of stock-based compensation awards.

(3) Amounts shown represent the annual cash bonus discussed in the Compensation Discussion and Analysis. The amount shown above for Mr. Evans was paid in February 2008 based on 2007 performance. The amounts shown above as being earned in 2006 were paid in February of 2007.

(4) Amounts shown above for Mr. Evans represent earnings of the Nonqualified Deferred Compensation Plan of $30,122 in 2007. The actuarial present value of Mr. Evans' pension and SERP benefit decreased by $319,280 during 2007. The actuarial present value of Mr. Green's pension benefit decreased by $41,934 during 2007. The actuarial present value of Mr. Frost's pension benefit decreased by $34,471 during 2007. The actuarial present value of Mr. Beck's pension benefit decreased by $33,493 during 2007. The actuarial present value of Mr. Kardys' pension benefit decreased by $12,302 during 2007. The primary reason for the decrease in actuarial present value of pension benefits was an increase in the discount rate. See Note 13 to the Consolidated Financial Statements in Cullen/Frost's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the discount rate used. There were no above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified.

(5) This column includes other compensation not properly reported elsewhere in this table. The All Other Compensation Table that follows provides additional detail regarding the amounts in this column.

2007 All Other Compensation Table

Name	Year	Perquisites and Other Personal Benefits(1) ($)	Medical Exam Gross Up ($)	Thrift Plan Match(2) ($)	Group Term Life ($)	Thrift Plan Gross Up(3) ($)	Executive Life Insurance(4) ($)	Executive Life Insurance Gross Up(4) ($)	401(k) Match ($)	Profit Sharing Contri-bution(5) ($)	Total ($)
Richard W. Evans, Jr.	2007	13,449	81	31,500	9,504	11,503	19,000	6,833	13,500	136,095	241,464
	2006	16,694	1,216	27,300	9,900	9,832	19,000	10,898	13,200	144,000	252,040
Phillip D. Green	2007	9,564	—	10,500	2,162	3,834	—	—	13,500	59,950	99,510
	2006	13,954	1,409	7,800	2,139	2,809	—	—	13,200	51,150	92,461
Patrick B. Frost	2007	9,139	67	7,500	1,165	2,739	—	—	13,500	19,160	53,270
	2006	9,812	—	5,760	1,048	2,074	—	—	13,200	17,380	49,274
David W. Beck, Jr.	2007	7,930	462	7,500	3,999	2,588	—	—	13,500	73,800	109,779
	2006	12,128	117	6,300	3,999	2,144	—	—	13,200	66,750	104,638
Richard Kardys	2007	8,200	—	7,500	5,544	2,588	—	—	13,500	69,585	106,917
	2006	7,182	—	5,400	5,544	1,945	—	—	13,200	61,350	94,621

(1) Amounts shown include the following perquisites: Personal Financial Planning Services, Physical Examinations, Home Security Services, and Club Memberships.

(2) Cullen/Frost contributions to the Thrift Incentive Plan.

(3) Tax reimbursements associated with Cullen/Frost contributions to the Thrift Incentive Plan.

(4) Represents $1,000,000 Executive Life Insurance Policy on Mr. Evans and payment that Cullen/Frost made to make Mr. Evans whole from a tax perspective.

(5) Amounts shown include contributions to both the Profit Sharing Plan and the Profit Sharing Restoration Plan.

Contributions for 2007 to the Profit Sharing Plan and the Profit Sharing Restoration Plan were made March 29, 2007 and were based on 2006 earnings.

Grants of Plan-Based Awards

The following tables provide information concerning each grant of an award made to a Named Executive Officer in 2007 under the Cullen/Frost Bankers, Inc. 2005 Omnibus Incentive Plan:

2007 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payments Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	All Other Option Awards: Number of Securities Underlying Options[3] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Richard W. Evans, Jr.	10/22/2007	—	—	—	—	—	—	25,000	80,000	48.85	2,177,250
Phillip D. Green	10/22/2007	—	—	—	—	—	—	5,800	20,000	48.85	522,330
Patrick B. Frost	10/22/2007	—	—	—	—	—	—	4,000	13,000	48.85	350,750
David W. Beck, Jr.	10/22/2007	—	—	—	—	—	—	5,300	15,000	48.85	438,155
Richard Kardys	10/22/2007	—	—	—	—	—	—	4,500	15,000	48.85	399,075

(1) There were no non-equity incentive plan awards made in 2007 that are payable based on performance in future years.

(2) Amounts shown represent restricted stock awards granted on October 22, 2007, which are fully vested on the fourth anniversary of their grant date. Dividends are paid on awards of restricted stock at the same rate paid to all other stockholders generally, which was $0.34 per share in the first quarter 2007 and $0.40 per share in the second, third and fourth quarters 2007.

(3) Amounts shown represent stock option awards granted on October 22, 2007 at the closing price that day of $48.85. These options vest 25% per year beginning on the first anniversary of their grant date. The grant date fair value of stock options awarded to the Named Executive Officers in 2007 was $11.95 per share. See Note 13 to the Consolidated Financial Statements in Cullen/Frost's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the associated assumptions used in the valuation of stock option awards.

Holdings of Previously Awarded Equity

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards held by each of the officers named in the Summary Compensation Table in 2007 as of December 31, 2007:

2007 Outstanding Equity Awards at Fiscal Year-End Table

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Richard W. Evans, Jr	09/22/1998	90,000	—	—	24.16	09/22/08				
	11/05/2002	21,800	—	—	33.30	11/05/08				
	10/01/2003	32,700	—	—	38.12	10/01/09				
	10/12/2004	32,700	—	—	47.40	10/12/10	25,000	1,266,500	—	—
	10/19/2005	27,500	27,500	—	50.01	10/19/15	20,000	1,013,200	—	—
	10/24/2006	13,750	41,250		57.88	10/24/16	20,000	1,013,200	—	—
	10/22/2007	—	80,000	—	48.85	10/22/17	25,000	1,266,500	—	—
							90,000	4,559,400		
Phillip D. Green	11/05/2002	6,200	—	—	33.30	11/05/08				
	10/01/2003	9,300	—	—	38.12	10/01/09				
	10/12/2004	9,300	—	—	47.40	10/12/10	6,500	329,290	—	—
	10/19/2005	6,750	6,750	—	50.01	10/19/15	5,000	253,300	—	—
	10/24/2006	3,375	10,125	—	57.88	10/24/16	5,000	253,300	—	—
	10/22/2007	—	20,000	—	48.85	10/22/17	5,800	293,828		
							22,300	1,129,718		
Patrick B. Frost	09/22/1998	22,000	—	—	24.16	09/22/08				
	11/05/2002	5,000	—	—	33.30	11/05/08				
	10/01/2003	7,500	—	—	38.12	10/01/09				
	10/12/2004	7,500	—	—	47.40	10/12/10	5,000	253,300	—	—
	10/19/2005	5,250	5,250	—	50.01	10/19/15	3,900	197,574	—	—
	10/24/2006	2,625	7,875	—	57.88	10/24/16	3,900	197,574	—	—
	10/22/2007	—	13,000	—	48.85	10/22/17	4,000	202,640		
							16,800	851,088		
David W. Beck, Jr.	11/05/2002	5,600	—	—	33.30	11/05/08				
	10/01/2003	8,400	—	—	38.12	10/01/09				
	10/12/2004	8,400	—	—	47.40	10/12/10	6,000	303,960	—	—
	10/19/2005	6,150	6,150	—	50.01	10/19/15	4,600	233,036	—	—
	10/24/2006	3,075	9,225	—	57.88	10/24/16	4,600	233,036	—	—
	10/22/2007	—	15,000	—	48.85	10/22/17	5,300	268,498		
							20,500	1,038,530		
Richard Kardys	09/22/1998	18,000	—	—	24.16	09/22/08				
	11/05/2002	5,000	—	—	33.30	11/05/08				
	10/01/2003	7,500	—	—	38.12	10/01/09				
	10/12/2004	7,500	—	—	47.40	10/12/10	5,000	253,300	—	—
	10/19/2005	5,250	5,250	—	50.01	10/19/15	3,900	197,574	—	—
	10/24/2006	2,625	7,875	—	57.88	10/24/16	3,900	197,574	—	—
	10/22/2007	—	15,000	—	48.85	10/22/17	4,500	227,970	—	—
							17,300	876,418		

(1) Options granted prior to 2005 vest 100% at the three (3) year anniversary of their grant date. All other options vest 25% per year beginning on the first anniversary of their grant date. Vesting dates for the various stock option grants shown above are as follows:

Grant Date	Portion Vesting	Vesting Date
9/22/1998	100%	9/22/2001
11/5/2002	100%	11/5/2005
10/1/2003	100%	10/1/2006
10/12/2004	100%	10/12/2007
10/19/2005	25%	10/19/2006
	25%	10/19/2007
	25%	10/19/2008
	25%	10/19/2009
10/24/2006	25%	10/24/2007
	25%	10/24/2008
	25%	10/24/2009
	25%	10/24/2010
10/22/2007	25%	10/22/2008
	25%	10/22/2009
	25%	10/22/2010
	25%	10/22/2011

(2) All restricted stock awards fully vest on the fourth anniversary of their grant date.

Option Exercises and Stock Vested

The following table sets forth the value realized by each of the officers named in the Summary Compensation Table in 2007 as a result of the exercise of options and the vesting of stock in 2007:

2007 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard W. Evans, Jr.	—	—	25,000	1,268,250
Phillip D. Green	80,000	2,193,969	6,500	329,745
Patrick B. Frost	50,000	1,543,335	5,000	253,650
David W. Beck, Jr.	—	—	5,800	294,234
Richard Kardys	—	—	5,000	253,650

The Named Executive Officers did not defer receipt of any amount on exercise or vesting of awards.

The Named Executive Officers did not transfer any awards for value.

Post-Employment Benefits

Pension Benefits

The following table details the defined benefit plans in which each of the officers named in the Summary Compensation Table in 2007 participates:

2007 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)	Payments During Last Fiscal Year ($)
Richard W. Evans, Jr.	Retirement Plan for Employees of	30.8334	663,194	0
Phillip D. Green	Cullen/Frost Bankers, Inc. and its Affiliates	21.4167	269,392	0
Patrick B. Frost	(as amended and restated)[1][4]	17.4167	151,417	0
David W. Beck, Jr.		25.5833	495,989	0
Richard Kardys		24.8334	553,470	0
Richard W. Evans, Jr.	Restoration of Retirement Income Plan for	30.8334	3,077,085	0
Phillip D. Green	Participants in the Retirement Plan for	21.4167	368,001	0
Patrick B. Frost	Employees of Cullen/Frost Bankers, Inc. and	17.4167	181,911	0
David W. Beck, Jr.	its Affiliates (as amended & restated)[1][4]	25.5833	412,589	
Richard Kardys		24.8334	448,331	
Richard W. Evans, Jr.	Cullen/Frost Bankers, Inc. Supplemental Executive Retirement Plan	36.75	1,949,529	0

(1) This plan was frozen on December 31, 2001.

(2) Because both the Retirement Plan and the Retirement Restoration Plan were frozen as of December 31, 2001, the number of years of credited service shown above for each Named Executive Officer are also as of that date. Please note, these plans were replaced by the defined contribution Profit Sharing Plan and the accompanying nonqualified Profit Sharing Restoration Plan.

(3) See Note 13 to the Consolidated Financial Statements in Cullen/Frost's Annual Report for the year ended December 31, 2007 for a discussion of the associated assumptions used in the calculation of the present value of the accumulated benefits.

(4) Under the terms of the Retirement Plan, the only Named Executive Officers that are eligible for early retirement are Mr. Evans, Mr. Beck, and Mr. Kardys. Eligibility for early retirement is defined as age 55 or older with five years of service.

Profit Sharing Plan

On January 1, 2002, Cullen/Frost adopted a qualified profit-sharing plan that replaced its defined benefit plan. The profit sharing plan is a defined contribution retirement plan that covers all employees, including the Named Executive Officers, who have completed at least one year of service, are age 21 or older, and are otherwise eligible for benefits. All contributions to the plan are made at the discretion of the Chief Executive Officer based upon Cullen/Frost's fiscal year profitability, and are not formula driven. Contributions are allocated to eligible participants pro rata, based upon compensation, age, and other factors. Historically, contributions have approximated 2% of eligible compensation, which is generally defined as base salary plus cash incentives, subject to IRS limits, plus percentage adjustments for certain age levels. In addition, for those employees who attained the age of 45 prior to January 1, 2002 and who were participants in the now frozen Retirement Plan, an additional contribution is made based on age and years of service. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. There were no distributions made during 2007 to the Named Executive Officers from the Profit Sharing Plan.

Profit Sharing Restoration Plan

Cullen/Frost maintains a separate nonqualified profit sharing plan for certain employees whose participation in the qualified Profit Sharing Plan is limited by IRS rules. Contributions to the Profit Sharing Restoration Plan are made using the same approach as contributions to the Profit Sharing Plan but for eligible compensation dollars earned in excess of the IRS limits. Distributions under this plan are made at the same time and in the same form as under the Profit Sharing Plan. There were no distributions made during 2007 to the Named Executive Officers from the Profit Sharing Restoration Plan.

Retirement Plan

The qualified Retirement Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (as amended and restated), is a defined benefit plan that was frozen on December 31, 2001. This frozen plan provides, subject to IRS limits, a monthly benefit based on a formula driven percentage of an eligible employee's final average compensation, based on the highest three years of compensation in the last ten years of service prior to January 1, 2002, and years of credited service. Participants in this plan are fully vested in their accrued benefits upon attaining age 65 or after five years of service, whichever occurs first.

Retirement Restoration Plan

The nonqualified Restoration of Retirement Income Plan for Participants in the Retirement Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (as amended and restated), which was also frozen on December 31, 2001, exists to provide benefits comparable to the Retirement Plan for those named employees whose participation in the Retirement Plan is limited by IRS rules.

SERP

Cullen/Frost maintains a nonqualified Supplemental Executive Retirement Plan (SERP) to provide target retirement benefits, as a percent of annual cash compensation, defined as base salary earnings plus bonus earnings, beginning at age 55 for Mr. Evans. The target percentage is 45% of annual cash compensation at age 55, increasing to 60% at age 60 and later. Benefits under the SERP are reduced dollar-for-dollar by benefits received under the Retirement Plan, the Retirement Restoration Plan, and any Social Security benefits. SERP benefits will also be reduced by the annuity equivalent of any account balance in the Profit Sharing Plan and the Profit Sharing Restoration Plan at retirement.

401(k) Plan

Cullen/Frost maintains a 401(k) stock purchase plan that permits each participant to make before or after-tax contributions in an amount not less than 2% of eligible compensation, and not exceeding 20% of eligible compensation and subject to dollar limits from IRS rules. Cullen/Frost matches 100% of the employee's contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in Cullen/Frost's matching contributions immediately. Cullen/Frost's matching contribution is initially invested in Cullen/Frost Common Stock. However, employees may immediately reallocate Cullen/Frost's matching portion, as well as invest their individual contribution in a variety of investment alternatives offered under the 401(k) Plan.

Thrift Incentive Plan

Cullen/Frost maintains a nonqualified thrift incentive stock purchase plan for certain employees whose participation in the 401(k) Plan is limited by IRS rules as an alternative means of receiving comparable benefits. Cullen/Frost uses a similar approach to contributions to the Thrift Incentive Plan as used in the 401(k) Plan, matching 100% of the employee's contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of base salary only. Amounts are distributed to participants at the end of each calendar year.

Nonqualified Deferred Compensation Plan

In order to preserve Cullen/Frost's tax deduction under Section 162(m) of the Internal Revenue Code, the Committee has approved a nonqualified Deferred Compensation Plan for the Chief Executive Officer and the next four highest paid executive officers of Cullen/Frost (the "Covered Employees"). This plan requires that certain components of the compensation of a Covered Employee that would exceed the deductible amount under Section 162(m) of $1,000,000 be deferred until the plan year after he or she ceases to be a Covered Employee or until his or her death or disability. Interest is accrued for account balances in this plan at prime rate. Mr. Evans is the only Covered Employee participating in the plan. Payments made to Mr. Evans under the Non-equity Incentive Plan are excluded from the provisions of Section 162(m). Therefore, during 2007, there were no deferrals made on Mr. Evan's behalf. Details regarding Mr. Evans's participation in the plan are set forth in the following table:

2007 Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Richard W. Evans, Jr.	—	—	30,122	—	392,110
Phillip D. Green	—	—	—	—	—
Patrick B. Frost	—	—	—	—	—
David W. Beck, Jr.	—	—	—	—	—
Richard Kardys	—	—	—	—	—

The earnings shown above are also reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table.

Potential Payments on Termination

Under the existing change-in-control agreements, each Named Executive Officer could receive severance payments of three times base salary and target bonus plus a prorated bonus payment if his position were terminated by Cullen/Frost within two years following a change-in-control. The severance payment would be made in a lump sum. In addition, the plan calls for a continuation of welfare benefits for three years as discussed previously in the Compensation Discussion and Analysis.

There are no other severance policies or employment contracts in place for the Named Executive Officers and, generally, vesting of unvested stock options and restricted stock awards will not accelerate upon termination other than in the event of a change-in-control.

For calculation purposes, the change-in-control is assumed to have occurred on December 31, 2007, the last business day of the year. The closing price of the stock on December 31, 2007 of $50.66 was used to calculate the value of the Unvested Stock Option Spread and the value of the Unvested Restricted Stock.

Change-in-Control Payments

Change-in-Control Payments Table

Name	Cash Severance ($)(1)	Prorata Bonus Payment ($)(2)	Unvested Stock Option Spread ($)(3)	Unvested Restricted Stock ($)(4)	Welfare Benefit Values ($)(5)	Excise Tax(6)	Total ($)
Richard W. Evans, Jr.	3,825,000	525,000	162,674	4,559,400	26,340	—	9,098,414
Phillip D. Green	1,800,000	200,000	40,588	1,129,718	22,326	—	3,192,632
Patrick B. Frost	1,522,500	157,500	26,940	851,088	25,346	—	2,583,374
David W. Beck, Jr.	1,522,500	157,500	31,146	1,038,530	20,854	—	2,770,530
Richard Kardys	1,522,500	157,500	30,560	876,418	18,157	—	2,605,135

(1) The amounts shown as cash severance represent the base salary and target bonus for each Named Executive Officer as of December 31, 2007, multiplied by three. The calculations for Mr. Evans are based on a target bonus of 70% of his base salary earnings.

(2) The amounts shown above represent the prorata bonus payment as of December 31, 2007, which would be a full year at the stated target.

(3) The amounts shown above represent the difference between the grant price and the closing market price on December 31, 2007 of $50.66 on the unvested shares of stock options granted as of December 31, 2007.

(4) The amounts shown above represent the value of all unvested restricted shares as of December 31, 2007 using the closing market price on December 31, 2007 of $50.66.

(5) The amounts shown above represent the present value of the portion of welfare benefits paid by Cullen/Frost for each of the Named Executive Officers over a three-year period.

(6) Based on the assumptions described above, none of the payments and benefits that would have been payable to the Named Executive Officers under the change-in-control agreements or other plans would have exceeded the Internal Revenue Code Section 280G safeharbor limit. As a result, the payments and benefits described above would not have been subject to an excise tax under Internal Revenue Code Section 4999. Accordingly, no excise tax gross-up payments would have been payable under the change-in-control agreements.

Executive Stock Ownership

The table below lists the number of shares of Cullen/Frost Common Stock beneficially owned by each of the Named Executive Officers and by all Directors, nominees, and executive officers of Cullen/Frost as a group:

	Shares Owned(1)	
Name	Amount and Nature of Beneficial Ownership(2)	Percent
Richard W. Evans, Jr.	618,395(3)	1.05%
Phillip D. Green	118,893(6)	0.20%
Patrick B. Frost	925,729(4)	1.57%
David W. Beck, Jr.	78,845	0.13%
Richard Kardys	182,323	0.31%
All Directors, nominees and executive officers as a Group (21 persons)	3,085,257(5)	5.23%

(1) Beneficial ownership is stated as of December 31, 2007 except for Mr. Richard W. Evans, Jr. and Mr. Patrick B. Frost which is stated as of February 29, 2008. The owners have sole voting and investment power for the shares of Cullen/Frost Common Stock reported unless otherwise indicated. Beneficial ownership includes the following shares that the individual had a right to acquire pursuant to stock options exercisable within sixty (60) days from December 31, 2007 (or February 29, 2008 in the case of Mr. Richard W. Evans, Jr. and

Mr. Patrick B. Frost): Mr. Richard W. Evans, Jr. 106,650; Mr. Phillip D. Green 34,925; Mr. Patrick B. Frost 22,875; Mr. David W. Beck, Jr. 31,625; Mr. Richard Kardys 45,875, and all Directors, nominees and executive officers as a group 360,950.

(2) Includes the following shares allocated under the 401(k) Stock Purchase Plan for which each beneficial owner has both sole voting and sole investment power: Mr. Richard W. Evans, Jr. 43,898; Mr. Phillip D. Green 23,193; Mr. Patrick B. Frost 20,569; Mr. David W. Beck, Jr. 26,432; and Mr. Richard Kardys 26,683.

(3) Includes 120,003 shares held by a family limited partnership of which the general partner is a limited liability company of which Mr. Richard W. Evans, Jr. is the sole manager.

(4) Includes (a) 707,493 shares held by a limited partnership of which the general partner is a limited liability company of which Mr. Patrick B. Frost is the sole managing member, (b) 3,855 shares held by Mr. Patrick B. Frost's children for which Mr. Patrick B. Frost is the custodian, (c) 630 shares held by Mr. Patrick B. Frost's wife for which Mr. Patrick B. Frost disclaims beneficial ownership. With respect to the 707,493 shares held by a limited partnership, Mr. Patrick B. Frost has sole voting rights over all shares, sole investment power over 70,749 shares and shared investment power over 636,744 shares. Mr. T.C. Frost may also have shared investment power over 636,744 of these shares. See footnote (9) on page 6.

(5) Includes 731,544 shares for which Directors, nominees and executive officers share voting power and investment power with others. Also includes 271,778 shares allocated under the 401(k) Stock Purchase Plan for which the executive officers have both sole voting power and sole investment power.

(6) Includes 27,635 shares pledged by Mr. Green.

PRINCIPAL SHAREHOLDERS

At December 31, 2007, the only persons known by Cullen/Frost, based on public filings, to be the beneficial owners of more than five percent of the outstanding Common Stock of Cullen/Frost were as follows:

	Voting Authority			Investment Authority			Amount of Beneficial	Percent
Name and Address	**Sole**	**Shared**	**None**	**Sole**	**Shared**	**None**	**Ownership**	**of Class**
Cullen/Frost Bankers, Inc. P. O. Box 1600 San Antonio, Texas 78296	261,198	-0-(2)	1,502,141	190,684	56,581	1,516,074(2)	4,966,678(1)	8.5%
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, New Jersey 07302	3,458,634	-0-	-0-	3,584,034	-0-	-0-	3,584,034(3)	6.13%
Entities associated with Barclays Global Investors 45 Fremont Street San Francisco, California 94105	2,681,772	-0-	-0-	3,106,860	-0-	-0-	3,106,860(4)	5.31%

(1) Cullen/Frost owns no securities of Cullen/Frost for its own account. All of the shares are held by Cullen/Frost's subsidiary bank, Frost Bank. Frost Bank has reported that the securities registered in its name as fiduciary, or in the names of various of its nominees are owned by many separate accounts. The accounts are governed by separate instruments, which set forth the powers of the fiduciary with regard to the securities held.

(2) Does not include 3,203,339 shares held by participants in the Cullen/Frost 401(k) Stock Purchase Plan.

(3) Based upon information in Schedule 13G filed on February 14, 2008, reporting ownership as of December 31, 2007.

(4) Based upon information in a Schedule 13G filed on February 5, 2008, reporting ownership as of December 31, 2007, by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG, each of which does not affirm the existence of a group. The reporting entities, taken as a whole, report sole voting power with respect to 2,681,772 shares and sole dispositive power

with respect to all 3,106,860 shares. According to the filing, the reported shares are held by the reporting entities in trust accounts for the economic benefit of the beneficiaries of those accounts.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the Directors and executive officers of Cullen/Frost, and some of these persons' associates, are current or past customers of one or more of Cullen/Frost's subsidiaries. Since January 1, 2007, transactions between these persons and such subsidiaries have occurred, including borrowings. In addition, the offices of the Hulen Financial Center of Frost Bank in Fort Worth, Texas are leased on a long-term basis from 4200 South Hulen Partners, L.P. a Texas limited partnership, of which Mr. R. Denny Alexander, a Director of Cullen/Frost, owns a 13.3 percent interest and is the managing general partner. During 2007, lease payments of $812,666 were made by Frost Bank and Frost Insurance Agency, Inc. to 4200 South Hulen Partners, L.P. In the opinion of management, all of the foregoing transactions, including borrowings, have been in the ordinary course of business, have had substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender, and did not involve more than the normal risk of collectibility or present other unfavorable features. Additional transactions may take place in the future.

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

The Board of Directors has adopted a written related-party transactions policy. Cullen/Frost regularly monitors its business dealings and those of its Directors and executive officers to determine whether any existing or proposed transactions would constitute a related-party transaction requiring approval under this policy. In addition, our Code of Business Conduct and Ethics requires Directors and executive officers to notify Cullen/Frost of any relationships or transactions that may present a conflict of interest, including those involving family members. Our Directors and executive officers are also required to complete a questionnaire on an annual basis designed to elicit information regarding any such related-party transactions.

When Cullen/Frost becomes aware of a proposed or existing transaction with a related party, Cullen/Frost's Corporate Counsel/Corporate Secretary, in consultation with management and external counsel, as appropriate, determines whether the transaction would constitute a related-party transaction requiring approval under this policy. If such a determination is made, management and Cullen/Frost's Corporate Counsel/Corporate Secretary, in consultation with external counsel, determine whether, in their view, the transaction should be permitted, whether it should be modified to avoid any potential conflict of interest, whether it should be terminated, or whether some other action should be taken. Such action is then referred to Cullen/Frost's Corporate Governance and Nominating Committee, at its next meeting (or earlier, if appropriate), for review and final determination as it deems appropriate.

In determining whether to approve a related-party transaction, the Corporate Governance and Nominating Committee will consider, among other factors, the following:

- whether the terms of the transaction are fair to Cullen/Frost and on the same basis as would apply if the transaction did not involve a related party;
- whether there are business reasons for Cullen/Frost to enter into the transaction;
- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for any related party of Cullen/Frost, taking into account the size of the transaction, the overall financial position of the related party, the direct or indirect nature of the related party's interest in the transaction, and the ongoing nature of any proposed relationship.

Any member of the Corporate Governance and Nominating Committee who has an interest in the transaction under discussion will abstain from voting on the approval of the transaction, but may, if so requested by the Chairperson of the Committee, participate in some or all of the Committee's discussions of the transaction.

SELECTION OF AUDITORS
(ITEM 2 ON PROXY CARD)

The Board of Directors recommends that the shareholders of Cullen/Frost ratify the selection of Ernst & Young LLP, certified public accountants, as independent auditors of Cullen/Frost. Ernst & Young LLP have audited the financial statements of Cullen/Frost since 1969.

Neither Cullen/Frost's Articles of Incorporation nor its Bylaws require that the shareholders ratify the selection of Ernst & Young LLP as its independent auditors. Cullen/Frost is doing so because it believes it is a matter of good corporate practice. Should the shareholders not ratify the selection, the Audit Committee will reconsider its determination to retain Ernst & Young LLP, but may elect to continue to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that the change would be in the best interests of Cullen/Frost and its shareholders.

The following table provides information on fees paid by Cullen/Frost to Ernst & Young LLP.

Fees Paid To Independent Auditors

	2007	2006
Audit Fees[1]	$ 804,636.00	$ 731,275.00
Audit-Related Fees[2]	$ 231,900.00	$ 345,600.00
Tax Fees[3]	$ 79,625.00	$ 106,550.00
All Other Fees	$ 0.00	$ 0.00
Total Fees	**$1,152,161.00**	**$1,183,425.00**

(1) Audit fees for 2007 include fees for the audit of management's assessment of the effectiveness of Cullen/Frost's internal control over financial reporting.

(2) Audit-related fees are fees for audits of employee benefit plans, audits of Trust Department collective investment funds, internal control reviews of Trust Department employee benefit operations, and consultation concerning financial accounting and reporting standards.

(3) Tax fees are fees for review of the tax return, assistance with examination by taxing authorities, preparation of the Form 5500 for the employee retirement plan and for the Trust Department collective investment funds, and consultation and technical advice on tax matters.

The Audit Committee pre-approves each audit and non-audit service provided by Ernst & Young LLP to Cullen/Frost. Pursuant to the Audit Committee's charter, the Audit Committee has delegated to each of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Audit Committee at its next scheduled meeting.

Representatives from Ernst & Young LLP are not expected to be present at the Annual Meeting. If any shareholder desires to ask Ernst & Young LLP an appropriate question, management will ensure that the question is sent to them and that an appropriate response is made directly to the shareholder.

AUDIT COMMITTEE REPORT

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of Cullen/Frost's financial statements, (ii) Cullen/Frost's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors and Cullen/Frost's internal audit function. The Audit Committee operates pursuant to a written charter that is available at www.frostbank.com or in print, by contacting the Corporate Secretary, Stan McCormick at 100 West Houston Street, San Antonio, Texas 78205. The Committee met six times in 2007. The Board has determined that each member of the Audit Committee is independent within the meaning of the NYSE's rules and the SEC's rules. The Board has also determined that each member of the Audit Committee is "financially literate" and that at least one member of the Audit Committee has "accounting or related financial management expertise," in each case within the meaning of the NYSE's rules. In addition, the Board has determined that Mr. Ruben M. Escobedo is an "audit committee financial expert" within the meaning of the SEC's rules.

Management of Cullen/Frost is responsible for the preparation, presentation, and integrity of Cullen/Frost's financial statements, for the effectiveness of internal control over financial reporting, and for the maintenance of appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing Cullen/Frost's financial statements, expressing an opinion as to conformity with generally accepted accounting principles, and auditing management's assessment of internal control over financial reporting. Members of the Audit Committee are not full-time employees of Cullen/Frost and are not, and do not represent themselves to be, performing the functions of auditors or accountants. Accordingly, as described above, the Audit Committee provides oversight of the responsibilities of management and the independent auditors.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the independent auditors the independent auditors' independence.

Based upon the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in its charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Cullen/Frost's Annual Report on Form 10-K for the year ended December 31, 2007 to be filed with the Securities and Exchange Commission.

Ruben M. Escobedo, Committee Chairman
Royce S. Caldwell
Richard M. Kleberg, III

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Cullen/Frost's Directors and executive officers to file reports with the Securities and Exchange Commission and the NYSE relating to their ownership and changes in ownership of Cullen/Frost's Common Stock. Based on information provided by Cullen/Frost's Directors and executive officers and a review of such reports, Cullen/Frost believes that all required reports were filed on a timely basis during 2007, except that Mr. Paul Bracher made a late filing with respect to a purchase of shares through a 401(k) plan and a late filing with respect to shares owned but inadvertently omitted in a previous filing, Mr. Crawford H. Edwards made a late filing with respect to a gift received, Mr. William L. Perotti made a late filing with respect to shares sold by his spouse, and the following executive officers made a late filing with respect to the withholding of restricted Common Stock upon vesting to pay withholding taxes: David W. Beck, Jr., Robert A. Berman, Paul H. Bracher, Richard W. Evans, Jr., Patrick B. Frost, Richard Kardys, Paul J. Olivier, William L. Perotti, and Emily A. Skillman.

SHAREHOLDER PROPOSALS

To be eligible under the Securities and Exchange Commission's shareholder proposal rule (Rule 14a-8) for inclusion in Cullen/Frost's proxy statement, proxy card, and presentation at Cullen/Frost's 2009 Annual Meeting of Shareholders (currently scheduled to be held on April 23, 2009), a proper shareholder proposal must be received by Cullen/Frost at its principal offices no later than November 25, 2008. For a proper shareholder proposal submitted outside of the process provided by Rule 14a-8 to be eligible for presentation at Cullen/Frost's 2009 Annual Meeting, timely notice thereof must be received by Cullen/Frost not less than 60 days nor more than 90 days before the date of the meeting (for an April 23, 2009 meeting, the date on which the 2009 Annual Meeting is currently scheduled, notice is required no earlier than January 23, 2009 and no later than February 22, 2009). The notice must be in the manner and form required by Cullen/Frost's Bylaws. If the date of the 2009 Annual Meeting is changed, the dates set forth above will change.

OTHER MATTERS

Management of Cullen/Frost knows of no other business to be presented at the meeting. If other matters do properly come before the meeting, the enclosed proxy confers discretionary authority on the persons named as proxies to vote the shares represented by the proxy as to those other matters.

By Order of the Board of Directors,

Stan McCormick

STAN McCORMICK
Executive Vice President
Corporate Counsel and Secretary

Dated: March 25, 2008

A copy of Cullen/Frost's 2007 Annual Report on Form 10-K is available without charge (except for exhibits, which are available upon payment of a reasonable fee) upon written request to Cullen/Frost Bankers, Inc., Attention: Greg Parker, 100 West Houston Street, San Antonio, Texas 78205. Shareholders may obtain copies of Cullen/Frost's Corporate Governance Guidelines and Code of Business Conduct and Ethics, as well as the charters for its Audit Committee, Compensation and Benefits Committee, and Corporate Governance and Nominating Committee, by writing to the same address. In addition, copies are available on Cullen/Frost's website at www.frostbank.com.

Cullen/Frost Bankers, Inc.

CORPORATE HEADQUARTERS

100 West Houston Street | (210) 220-4011
San Antonio, Texas 78205 | frostbank@frostbank.com

frostbank.com

Certifications

The certifications of the Chief Executive Officer and the Chief Financial Officer of Cullen/Frost Bankers, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Cullen/Frost's 2007 Annual Report on Form 10-K. In addition, the certification of the Chief Executive Officer of Cullen/Frost, required under the rules of the New York Stock Exchange, Inc., has been filed with the Exchange.

Form 10-K and Investor Inquiries

Analysts, investors and others desiring additional information about Cullen/Frost Bankers, Inc. may contact Greg Parker, Executive Vice President, Director of Investor Relations, at (210) 220-5632.

TRANSFER AGENT AND REGISTRAR

Bank of New York

101 Barclay Street · No. 12 East · New York, NY 10286 · 1-800-524-4458

Cullen/Frost Bankers, Inc.

A Texas Financial Services Family

END